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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Singapore Airport Terminal Services Ltd

*CURRENT ADDRESS

**FORMER NAME

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MAR 04 2008
THOMSON FINANCIAL

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FILE NO. 82- 05717 FISCAL YEAR 31-3-06

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INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dlw

DATE: 2/28/08

sats
one with you

3-31-06
AR/S

Singapore Airport Terminal Services Ltd

building lasting affinity

SATS ANNUAL REPORT 2005/2006




sats

Contents

Mission Statement

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

One with You

MORE THAN 50 YEARS OF EXPERIENCE. More than 20 airports and presence in 10 countries in the Asia-Pacific region. For over five decades we've built and heightened the SATS experience. The energy, drive and dedication that has made us a market leader in Singapore remains unsurpassed.

As we build upon this foundation, we will continue to be responsive to changing shifts in the industry by enhancing our product and service offerings. Each innovation, every refinement, is made with an eye on making a great thing even better. And every change, large or small, is done in the unique and purposeful way that has brought the Company to where it is today. These concepts are woven deep into the fabric of our culture as witnessed by the unveiling of our new SATS image and brand promise: "One with You".

This is a further testament to our drive to continually improve our products and solutions suites to our customers and partners alike. It's also reflective of our commitment in strengthening our brand, creating more opportunities and value for all of today's stakeholders and tomorrow's - ensuring that our next 50 years are as rewarding as the first.

Being One Within



To be the best. That's our goal. The best at building our brand, our markets, our business and our talent. And that's not just a business philosophy at SATS – it's a way of life for each and every one of our employees. It's their spirit, enthusiasm and drive that has fuelled our growth and sparked the imagination for products and services that's nothing short of the best.

Working with customers everyday, SATS' employees develop a genuine understanding of customers' needs and a desire to look for unsolved opportunities where they can create even greater customer value. They not only possess a passion to do things right but are unified by the belief that everything that we do well today can be done better tomorrow. It is a thirst to grow, to improve, to excel. The thirst that drives us on will never be quenched.



Being One With Partners



Trust, stability and loyalty. These invisible yet tangible values guide us in nurturing long-term relationships with our partners. We continue to build trust among those we work with by saying what we mean and doing what we say. We embrace a sense of unity in our partnerships – delivering unmatched stability and exceptional customer experience. These are the intangibles that do not appear on our balance sheet, but yet values that form one of the cornerstones of our company.


EVA AIR

Being One With Customers



Wherever you are, whether you know us, or we're yet to meet, every single customer presents us with an opportunity to make a difference, to make someone's day, to inspire lifelong relationships – to build Lasting Affinity.

For us, connecting with the human spirit is at the heart of everything we do. Creating a thousand little moments that makes for an unforgettable experience. And that's something that no one can replicate.



Statistical Highlights

	2005-06	Restated 2004-05	% CHANGE	
FINANCIAL STATISTICS				
GROUP ($ MILLIONS)				
Total revenue	**932.0**	975.7	– 4.5	
Total expenditure	**747.9**	781.5	– 4.3	
Operating profit	**184.1**	194.2	– 5.2	
Profit before tax	**246.1**	217.3	13.3	
Profit after tax	**189.2**	168.1	12.6	
Profit attributable to equity holders of the Company	**188.6**	167.8	12.4	
Share capital	**179.8**	147.1	22.2	
Reserves				
Revenue reserve	**1,018.2**	911.7	11.7	
Share-based compensation reserve	**10.0**	7.5	33.3	
Foreign currency translation reserve	**(9.5)**	(7.9)	20.3	
Statutory reserve	**4.1**	2.7	51.9	
Fair value reserve	**(0.1)**	–	–	
Equity attributable to equity holders of the Company	**1,202.5**	1,061.1	13.3	
Return on shareholders' funds (%)	**16.7**	14.7	2.0	points
Total assets	**1,721.3**	1,593.2	8.0	
Total debts	**247.5**	249.0	– 0.6	
Total debt equity ratio (times)	**0.21**	0.23	– 0.02	time
Value added	**665.1**	671.7	– 1.0	
Economic value added	**79.8**	92.7	– 13.9	
PER SHARE DATA				
Earnings before tax (cents)	**23.7**	21.3	11.3	
Earnings after tax (cents)				
– basic	**18.2**	16.5	10.3	
– diluted	**18.1**	16.3	11.0	
Net asset value ($)	**1.15**	1.03	11.7	
DIVIDENDS				
Interim dividend (cents per share)	**4.0**	3.0	33.3	
Proposed final dividend (cents per share)	**6.0**	6.0	–	
Dividend cover (times)	**2.3**	2.3	–	
OPERATING STATISTICS				
EMPLOYEE PRODUCTIVITY				
Average number of employees	**7,660**	8,521	– 10.1	
Revenue per employee ($)	**121,675**	114,509	6.3	
Value added per employee ($)	**86,831**	78,824	10.2	
Value added per $ employment costs	**1.91**	1.73	10.4	
OPERATING DATA				
Airfreight throughput (in million tonnes)	**1.49**	1.42	4.6	
Passengers served (in millions)	**27.32**	25.27	8.1	
Inflight meals prepared (in millions)	**24.18**	23.53	2.8	
Flights handled (in thousands)	**84.11**	76.09	10.6	

NOTES:

1. SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Returns on shareholders' funds is the profit attributable to equity holders of the Company expressed as a percentage of the average equity attributable to equity holders of the Company.
3. Total debt equity ratio is total debts divided by equity attributable to equity holders of the Company at 31 March.
4. Basic earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Net asset value per share is computed by dividing equity attributable to equity holders of the Company by the ordinary shares in issue.
7. Dividend cover is profit attributable to equity holders of the Company divided by net dividends.
8. Figures for FY2004-05 were restated due to the adoption of the new and revised Financial Reporting Standards.

Financial Calendar

FINANCIAL YEAR ENDED 31 MARCH 2006

29 JULY 2005
Announcement of First Quarter results

27 OCTOBER 2005
Announcement of Second Quarter and Half Year results

28 OCTOBER 2005
Media/Analysts' briefing on Second Quarter and Half Year results

25 NOVEMBER 2005
Payment of FY2005-06 Interim Dividend

02 FEBRUARY 2006
Announcement of Third Quarter results

09 MAY 2006
Announcement of Fourth Quarter and Full Year results

10 MAY 2006
Media/Analysts' briefing on Fourth Quarter and Full Year results

13 JUNE 2006
Despatch of Summary Financial Report to Shareholders

27 JUNE 2006
Despatch of Annual Report to Shareholders

25 JULY 2006
Annual General Meeting

01 AUGUST 2006
Proposed Books Closure Date

10 AUGUST 2006
Proposed Payment of FY2005-06 Final Dividend

FINANCIAL YEAR ENDING 31 MARCH 2007

01 AUGUST 2006
Proposed Announcement of First Quarter results

27 OCTOBER 2006
Proposed Announcement of Second Quarter and Half Year results

JANUARY / FEBRUARY 2007
Proposed Announcement of Third Quarter results

MAY 2007
Proposed Announcement of Full Year results

Chairman's Statement



Dear Shareholders,

The year in review saw SATS experiencing its first full year impact of increased competition in Singapore brought on by the entry of the third ground handler. The Company responded well with growth in business volume, and successfully defended its market share despite the pressure on rates. Continued vigilance on costs and productivity together with a strong performance from our overseas investments enabled SATS to turn in a satisfactory performance.

Financial Results

Profit attributable to shareholders (PATMI) increased from $167.8 million to $188.6 million, an increase of 12.4%. Return on equity was 16.7% and Economic Value Added (EVA) was a positive $79.8 million.

Despite intensified competition, business volumes increased all round in the Group's core activities of ground handling and inflight catering, with the Group seeing growth of 10.6% in flights handled, 4.7% in cargo throughput processed and 2.8% in meals produced, from the previous financial year. Though operating revenue declined due to pressure on rates, operating expenditure also showed a reduction as we realised cost savings and higher labour productivity from the restructuring exercise last year coupled with tighter cost management.

Profit before tax increased from $217.3 million to $246.1 million, an increase of 13.3%. Excluding the exceptional item incurred in the previous year arising from a restructuring exercise, profit before tax was unchanged. Overseas ventures contributed $57.3 million, an increase of 13.5%, and now make up 23.3% of the Group's profit before tax.

Delivering continued value and attractive returns to our shareholders remains our priority. Besides investing in the long term growth of our core businesses, we also seek to return value to our shareholders through a sustainable dividend policy.

The Board is pleased to recommend a final gross dividend of 6 cents per share, amounting to $50.2 million after tax. Together with the interim dividend of 4 cents gross per share, amounting to $33.4 million after tax, paid on 25 November 2005, the ordinary dividend after tax for the year will amount to $83.6 million, representing a 44.4% payout of PATMI. The 10 cents gross per share marks the fourth consecutive year that we have increased the dividend payment. Based on the closing share price of $2.34 on 31 March 2006 (year-end), the dividend yield is 4.3%.

After paying out the final gross dividend in August 2006, the Company would have about $31.3 million in Section 44 tax credits, which would be sufficient to frank $157 million in gross dividends. The Board is committed to utilize the Section 44 tax credits fully by December 2007.

Facing Challenges

Competition in Singapore has clearly intensified this year with no sign of waning in the near term. The effect thereof is reflected in our revenue performance; pressure on rates has led to falling unit revenue while increases in business volume mitigated its impact on total revenue. Intense competition amongst airlines coupled with rising oil prices place further pressure on service providers such as SATS as airlines seek to trim costs.

Competition and challenges are not new to SATS. We have proven our ability to rise above our competitors and have reaffirmed our leadership position in Singapore with a growing presence in the Asia-Pacific region. SATS has built a strong reputation in the industry and we will continue to play our role to further strengthen the hub status of Singapore Changi Airport for mutual benefit.

For the year ahead, prudent cost management and overseas expansion will continue to be our main focus. Productivity improvements and cost competitiveness will be pursued with even greater vigour.

Growing Beyond Singapore

Our strategy of investing in ground handling and inflight catering ventures in emerging growth markets overseas continues to bear strong results. With our new ventures in Tianjin (China), Karachi (Pakistan), Doha (Qatar) and soon, Qingdao (China), we now have a considerable presence of 23 airports in 10 countries in the Asia-Pacific region. In the coming year, we can expect further expansion in our investments overseas; just recently, we successfully tendered for the cargo handling rights at the new Bangalore International Airport, expected to be operational by April 2008.

Building A Superior Brand

To further strengthen our competitiveness in Singapore, SATS undertook a major product and service upgrade, costing some $23 million. The investment was made in both the major businesses of inflight catering and ground handling, comprising both the hardware and software aspects of our product. Some of these improvements set new service level benchmarks for the industry and will further strengthen our position as the premier ground handler and inflight caterer at Singapore Changi Airport.

Another significant milestone was achieved in the development of SATS this year with the unveiling of its new corporate and brand identity. The new corporate colours and logo, together with the tagline of 'One with You' more accurately reflect the energy and vibrancy of the people in the organization and our global aspirations. The new tagline also carries with it a brand promise that we will be delivering to our clients and signals a strong commitment to offer superior and unrivalled services in all the airports that we operate. I am confident that the new branding and identity will raise our corporate profile and support our overseas expansion plans.

Gaining Recognition

As further testimony of our product reputation, SATS continues to be recognised in the industry with awards for our products and services. We have been awarded the "Best Air Cargo Terminal Operator in Asia" for the ninth time at the 2005 Asian Freight & Supply Chain Awards (AFSCA) organized by Cargonews Asia. In the area of service quality, SATS staff clinched the bulk of the national Excellent Service Awards (EXSA). A total of 851 awards was received by our staff, including the coveted EXSA Superstar Award. Suffice to say, SATS continues to receive awards for our service delivery from our various airline clients.

A Note Of Thanks

Our staff are dedicated and committed to the long term goal to grow shareholder value and deliver consistent and attractive returns. On behalf of the Board, I would like to recognise the contributions of President and CEO Mr Ng Chin Hwee, his management team, the Unions and all employees of SATS, and thank them for their dedication and hard work.

Our customers, partners and business associates have all contributed much to our continued success and to them, we want to say a big thank you for the vital role they have played.

We would also like to express our deep appreciation to each and every one of you, our shareholders, for your continued confidence and unwavering support.

On behalf of the SATS Group, we bid fond farewells to Dr Hong Hai and Dr Richard Charles Helfer who are stepping down as Board members. Having been on the Board since the IPO in 2000, Dr Hong and Dr Helfer have contributed significantly and have left an indelible mark on the Group. At the same time, we extend a warm welcome to Mr Yeo Chee Tong, who joined our Board on 19 May. Mr Yeo, the President and CEO of SNP Corporation Ltd, will certainly bring a wealth of experience, particularly in IT and business development, to the Board.

Thank you.

Cheng Wai Wing Edmund
Chairman

Board of Directors



Mr Cheng Wai Wing Edmund, 53,
Chairman

Chairman of SATS; Deputy Chairman and Deputy Managing Director of Wing Tai Holdings Limited.

Mr Cheng graduated with a Bachelor of Science in Civil Engineering from Northwestern University, USA, and also holds a Masters of Architecture from Carnegie-Mellon University, USA.

Mr Cheng is the Chairman of Mapletree Investments Pte Ltd, National Arts Council, DesignSingapore Council and The Old Parliament House Limited. He is also a Director of SNP Corporation Ltd, CIH Limited, SNP Leefung Holdings Limited and DNP Holdings Berhad. Mr Cheng was a Director of Singapore Airlines Limited from June 1996 until July 2004. He was also Chairman of the Singapore Tourism Board from 1993 until 2001. Mr Cheng was a recipient of the Public Service Star Award (PBB) in 1999.



Mr Chew Choon Seng, 59,
Deputy Chairman

Deputy Chairman of SATS; Chief Executive Officer and a member of the Board of Singapore Airlines Limited.

Mr Chew obtained his Bachelor of Engineering degree with First Class Honours from the University of Singapore, followed by a Masters in Operations Research and Management Studies from London's Imperial College.

Mr Chew joined Singapore Airlines Limited in 1972. He has held senior assignments in Tokyo, Rome, Sydney, Los Angeles and London and headed the Planning and Marketing divisions at corporate headquarters. In his previous post of Senior Executive Vice President (Administration), he had overall charge of finance, treasury, corporate planning, human resources, and legal and corporate affairs.

Mr Chew is the Chairman of Singapore Aircraft Leasing Enterprise Pte Ltd, the Deputy Chairman of SIA Engineering Company Limited, and a Director of Singapore Exchange Limited. Mr Chew is also a member of the Board of Governors of the Singapore International Foundation. Mr Chew was previously the Chairman of SMRT Corporation Limited.



Dr Hong Hai, 62,
Director



Dr Richard Charles Helfer, 55,
Director

Professor and Dean, the Nanyang Business School, Nanyang Technological University.

Dr Hong obtained a Bachelor of Engineering (First Class Honours) degree from the University of Canterbury on a Colombo Plan scholarship. He also holds a Masters degree in Public Administration from Harvard University, a Ph.D. in Economics from Carnegie-Mellon University, USA, and a Bachelor of Arts degree in Chinese Language and Literature from Beijing Normal University. He is also a registered Traditional Chinese Medical Practitioner.

Dr Hong's previous position, held from February 1990 until his retirement in April 2003, was President & Chief Executive Officer of Haw Par Corporation Limited and Haw Par Healthcare Limited. He also served on the Boards of these corporations until 2005 and 2003 respectively. Dr Hong was also previously the Group General Manager of Wearne Brothers Limited, Managing Director of Applied Research Corporation, and a Member of Parliament.

Dr Hong serves as a Council member of the Nanyang Academy of Fine Arts and is a member of the Traditional Chinese Medicine Practitioners Board.

Dr Hong is currently a Director of IDT Holdings (Singapore) Limited, Poh Tiong Choon Logistics Limited, Asia Food and Properties Ltd, China Merchants Holdings (Pacific) Limited, Macquarie Prime REIT Management Limited and Singapore Deposit Insurance Corporation Limited.

Chairman of RCH International Pte Ltd, a strategic tourism/hospitality/lifestyle organisation providing all-inclusive services including conceptualisation, operational management and marketing strategies to the tourism/hospitality sector.

Dr Helfer holds a Bachelor of Arts (Honours) degree in Hotel and Restaurant Management from Michigan State University, USA and a Doctor of Business Administration in Hospitality Management, Honoris Causa, from Johnson & Wales University, USA.

Dr Helfer has been in the hotel, hospitality and tourism industries for more than 30 years, with expertise in a broad spectrum of portfolios including the conceptualisation, corporate structuring/organisation, development, marketing and operation of hotels/resorts, mixed-use hotel, commercial and retail facilities, and other master-planned tourism-related projects.

Dr Helfer was the founding Chairman and Chief Executive Officer of Raffles International Limited from 1989 and the President and Chief Executive Officer of Raffles Holdings Limited from 1995. He held both positions and served on the Boards of these corporations concurrently until 2003.

Dr Helfer is a member of the Board of Yellow Pages (Singapore) Limited, Zhongguo Powerplus Industries Limited, Preservation of Monuments Board, Sculpture Square Limited (where he is Chairman) and The Old Parliament House Limited. He is also Senior Advisor, at cabinet level, to the 5 Ministries which comprise the Tourism Authority of Cambodia, and the Senior Advisor to the Chief Minister of Assam, North East India. Dr Helfer was previously Chairman of Societe Montreux-Palace SA.

Board of Directors



Mr Khaw Kheng Joo, 58,
Director

Chief Executive Officer and Director, Mediaring Ltd.

Mr Khaw holds a Diploma in Electronic and Communications Engineering from Singapore Polytechnic, a Bachelor of Science in Electrical and Computer Engineering (with Highest Scholarship) from Oregon State University, USA, and a Master of Business Administration (Distinction) from Santa Clara University, USA.

Mr Khaw spent the first 26 years of his career at Hewlett Packard Company (HP), rising to the position of General Manager of HP's Handheld Computing Products Division. In that position, he was responsible for the design, manufacture and marketing of HP's Pocket PC, and pioneered the Win CE and GSM/GPRS wireless communication for PDAs. He also held the position of General Manager of HP's Asia Pacific PC Division, pioneering HP's entry into China for manufacturing and establishing Singapore as the strategic manufacturing site for HP's computer products.

After leaving HP in 1999, Mr Khaw was President of Omni Electronics (S) Pte Ltd and Senior Vice President of Celestica Inc (which acquired Omni Electronics Limited), before his current position as Chief Executive Officer of Mediaring Ltd, one of the leading companies in telephony services based on VoIP technology.

Mr Khaw is a Director of Senoko Power Limited, Total Automation Ltd and Amtek Engineering Limited. He was formerly a Director of Omni Industries Limited.



Mr Ng Kee Choe, 62,
Director

Non-Executive Chairman of Singapore Power Limited.

Mr Ng graduated with a Bachelor of Science (Honours) degree from the University of Singapore.

Mr Ng was the Vice-Chairman of DBS Group Holdings Ltd and retired from his executive position in 2003 after 33 years of service with DBS. Thereafter he served as Senior Advisor to the Chief Executive Officer of DBS Bank.

In addition to being Chairman of Singapore Power Limited, NTUC Income Insurance Cooperative Limited, SP Australia Networks (Transmission) Ltd, SP Australia Networks (RE) Ltd and SP Australia Networks (Distribution) Ltd, Mr Ng currently also serves as a Director of Singapore Exchange Limited. In addition, he is the President Commissioner of PT Bank Danamon Indonesia, Tbk, a member of the Temasek Advisory Panel, and a member of the International Advisory Council of China Development Bank.

Mr Ng was previously a Director of DBS Group Holdings Ltd, DBS Bank, DBS Thai Danu Bank Public Co Ltd, DBS Kwong On Bank Limited and Wing Lung Bank Limited.

For his contributions to the public service, Mr Ng was awarded the Public Service Star Award (PBB) in 2001.



Dr Ow Chin Hock, 62,
Director

Adjunct Professor at the School of Humanities and Social Sciences at the Nanyang Technological University.

Dr Ow graduated with a Bachelor of Arts (Honours) from the University of Singapore. He also holds a Masters of Arts in Economic Development and a Ph.D. in Economics, both from Vanderbilt University, Nashville, Tennessee, USA.

Dr Ow was a Member of Parliament from 1976 to 2001, and has held several positions in the Singapore government, the most recent being Ambassador-at-large (part-time) at the Ministry of Foreign Affairs. Dr Ow was also previously Minister of State for Foreign Affairs, Mayor of Tanjong Pagar CDC District and Chairman of Tanjong Pagar-West Coast Town Council.

Dr Ow is also a Director of People's Food Holdings Limited and Longcheer Holdings Ltd.



Mr Tan Jiak Ngee Michael, 64,
Director

Executive Vice President (Chairman's Office) of Millennium & Copthorne International, a member of the Hong Leong Group Singapore.

Mr Tan was previously Senior Executive Vice President (Commercial) of Singapore Airlines Limited until his retirement in January 2004. Mr Tan was Deputy Chairman of SATS until 21 May 2003. Since then, he has continued to be a Director of SATS.

Mr Tan joined Malayan Airways Ltd, a forerunner of Singapore Airlines Limited, in 1960. He rose through the ranks, holding various positions from country manager in a number of Asian countries, to senior positions in Planning, Sales, Marketing and Commercial at the Head Office of Singapore Airlines Limited.

Mr Tan was previously the Chairman of Singapore Airlines Cargo Pte Ltd and sat on the Boards of Virgin Atlantic Limited and Air New Zealand Ltd.



Mr Yeo Chee Tong, 47,
Director

President & Chief Executive Officer and Director, SNP Corporation Ltd; Chief Executive Officer and Director, SNP Leefung Holdings Limited.

Mr Yeo, a Government Merit Scholar, holds Bachelor of Electrical & Electronic Engineering (Honours), Masters in Science (Engineering) and Masters in Business Administration degrees from the National University of Singapore. He has also completed the Harvard Business School's Advanced Management Programme in 1999.

He started his career in 1983 as a software engineer at Defence Science Organisation, a unit under Singapore's Ministry of Defence, where he spent 2 years based in Montreal, Canada. In 1988, he joined Singapore Computer Systems Ltd where his focus was on sales and marketing for systems integration business. Subsequently in 1994, he joined ST Telemedia Pte Ltd, where he spearheaded a large multi-nation trans-pacific satellite project. Mr Yeo joined SNP Corporation Ltd, a company listed on the Singapore Exchange, in 1997 as its Executive Vice President (Development) and was appointed its President in January 1998 before assuming his current position as President and Chief Executive Officer in 2000. Since 2003, he has concurrently held the position of Chief Executive Officer of Hong Kong-listed SNP Leefung Holdings Limited.

Mr Yeo is also presently a Director of TKS Technologies Public Company Limited, a company listed on the Stock Exchange of Thailand.

Key Management

Ng Chin Hwee, 45.
Mr Ng is the President & CEO of SATS. He joined SATS in January 2004. He has been with the Singapore Airlines Limited (SIA) group of companies since 1985, when he joined as a Cadet Admin Officer. During his 18-year stint in SIA, he has worked in planning, marketing, ground services and country management. He has held positions as Divisional Vice-President of Ground Services, based in Singapore but with worldwide responsibilities for airport operations, and Senior Vice-President (The Americas), based in Los Angeles. His other overseas stints included postings in Germany, Australia and Myanmar.

Mr Ng is a Board member of SATS Airport Services Pte Ltd, SATS Catering Pte Ltd and PT Jasa Angkasa Semesta TBK. He is also the Vice Chairman of Beijing Aviation Ground Services Co Ltd and Beijing Airport Inflight Kitchen Ltd.

Mr Ng holds a Bachelor of Engineering (1st Class Honours) from the National University of Singapore and a Master of Management Science (Sloan Fellow) degree from the Massachusetts Institute of Technology.

Karmjit Singh, 58.
Mr Singh is the Chief Operating Officer of SATS, overseeing the ground handling and inflight catering operations of the Group. Prior to joining SATS in July 1998, he spent 24 years with SIA, serving the airline in a variety of managerial capacities covering corporate affairs, planning, aviation fuel and administrative services. In SATS, he has held the positions of Chairman and General Manager of SATS Security Services Private Limited, General Manager (SATS Apron) and Chief Executive Officer of SATS Airport Services Pte Ltd.

Mr Singh is a Board member of SATS Airport Services Pte Ltd and SATS Catering Pte Ltd. He also serves as Chairman of the Boards of Asia Airfreight Terminal Co Ltd and Aerolog Express Pte Ltd.

Mr Singh graduated from the University of Singapore with a Bachelor of Arts (Honours) degree, majoring in Geography.

Chan Wai Leong John, 41.
Mr Chan is the Senior Vice-President (Corporate Business Planning & Development) of SATS. He joined SATS in April 2006. Prior to joining SATS, he was the Executive Director of Macau International Airport, responsible for the marketing, promotion and development of the airport. Mr Chan has more than 16 years of experience in the aviation, travel and tourism industry, having worked for organizations such as Abacus International, Asiana Airlines and the International Air Transport Association (IATA).

Mr Chan graduated from the National University of Singapore with a Bachelor of Arts degree, majoring in Political Science and English.

Leong Kok Hong, 55.
Mr Leong is the Senior Vice-President (Cargo) of SATS Airport Services Pte Ltd. He joined SATS in July 1976 and was appointed to his present post in February 2000. He previously worked in a variety of managerial capacities covering Catering, Cargo, IT Systems and Corporate Planning.

Mr Leong serves as Vice Chairman of Tan Son Nhat Cargo Services Ltd and also sits on the boards of Beijing Aviation Ground Services Co Ltd and Evergreen Air Cargo Services Corporation.

Mr Leong graduated from the University of Singapore with a Bachelor of Science (Honours) degree in Physics.

Tan Chuan Lye, 55.
Mr Tan is the Senior Vice-President (Catering) of SATS Catering Pte Ltd. He joined SATS in May 1976 and was appointed to his present post in February 2000. Mr Tan previously held positions in SIA Ground Services and SATS Airport Services Pte Ltd, and was also in charge of managing Changi Airport Terminal 2 for SIA and SATS Operations.

Mr Tan is the Chairman of Country Foods Pte. Ltd., and also sits on the boards of Taj SATS Air Catering Ltd, Beijing Airport Inflight Kitchen Ltd, Evergreen Sky Catering Corporation and Aviserv Limited.

Mr Tan graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Economics.

Lim Cheng Yueh Andrew, 52.
Mr Lim is the Acting Senior Vice-President (Apron & Passenger Services) of SATS Airport Services Pte Ltd. He joined SATS in May 1979 and was appointed to his present post in August 2005. Prior to his current position, he was the Vice-President for Human Resources. Mr Lim previously held managerial positions in SIA Cargo, SATS Cargo, Passenger Services and Training. He was also posted overseas from 1998 to 2000 as Chief Executive Officer of Asia Airfreight Terminal Co Ltd in Hong Kong.

Mr Lim sits on the Boards of Asia Airfreight Terminal Co Ltd, Aerolog Express Pte Ltd and SATS Security Services Private Limited.

Mr Lim graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Sociology.

Subsidiaries & Overseas Investments*

as at 13 June 2006

Subsidiaries

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

- SATS Airport Services Pte Ltd **100.0%**
- SATS Catering Pte Ltd **100.0%**
- SATS Security Services Private Limited **100.0%**
- Aero Laundry and Linen Services Private Limited **100.0%**
- Aerolog Express Pte Ltd **70.0%**
- Country Foods Pte. Ltd. **66.7%**

Overseas Investments

GROUND HANDLING
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

- PT Jasa Angkasa Semesta TBK[#] *(7 airports; Indonesia)* **49.8%**
- Asia Airfreight Terminal Co Ltd *(Hong Kong; People's Republic of China)* **49.0%**
  - Asia Airfreight Services Limited *(Hong Kong; People's Republic of China)* **100.0%**
- Beijing Aviation Ground Services Co Ltd *(Beijing; People's Republic of China)* **40.0%**
  - Beijing China Southern Airlines Ground Services Co Ltd *(Beijing; People's Republic of China)* **50.0%**
  - Tianjin Aviation Cargo Services Co Ltd *(Tianjin; People's Republic of China)* **46.0%**
  - Beijing Airport Cargo Consolidation Service Co Ltd *(Beijing; People's Republic of China)* **35.0 %**
- Tan Son Nhat Cargo Services Ltd *(Ho Chi Minh City; Vietnam)* **30.0%**
- Evergreen Air Cargo Services Corporation *(Taipei; Taiwan)* **25.0%**
- Evergreen Airline Services Corporation *(Taipei; Taiwan)* **20.0%**

INFLIGHT CATERING
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

- Servair-SATS Holding Company Pte Ltd** **49.0%**
  - Macau Catering Services Ltd *(Macau; People's Republic of China)* **34.0%**
- Taj SATS Air Catering Ltd *(Mumbai, Kolkata, Delhi; India)* **49.0%**
- Beijing Airport Inflight Kitchen Ltd *(Beijing; People's Republic of China)* **40.0%**
  - Tianjin Airport Kitchen Ltd *(Tianjin; People's Republic of China)* **60.0%**
- Aviserv Limited *(Karachi; Pakistan)* **49.0%**
- Maldives Inflight Catering Pte Ltd *(Male; Maldives)* **35.0%**
- Taj Madras Flight Kitchen Ltd *(Chennai; India)* **30.0%**
- MacroAsia-Eurest Catering Services, Inc. *(Manila; Philippines)* **20.0%**
- Evergreen Sky Catering Corporation *(Taipei; Taiwan)* **15.0%**

* *excluding dormant/inactive companies.*

** *investment holding company, incorporated in Singapore.*

[#] *listed on the Surabaya Stock Exchange.*

Corporate Information
as at 13 June 2006

BOARD OF DIRECTORS

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Deputy Chairman

Richard Charles Helfer*
Director

Hong Hai*
Director

Khaw Kheng Joo
Director

Ng Kee Choe
Director

Ow Chin Hock
Director

Tan Jiak Ngee Michael
Director

Yeo Chee Tong
Director

AUDIT & RISK MANAGEMENT COMMITTEE

Ng Kee Choe
Chairman

Hong Hai*
Member

Ow Chin Hock
Member

Tan Jiak Ngee Michael
Member

BOARD EXECUTIVE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Ng Kee Choe
Member

REMUNERATION & HUMAN RESOURCE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Richard Charles Helfer*
Member

NOMINATING COMMITTEE

Hong Hai*
Chairman

Richard Charles Helfer*
Member

Tan Jiak Ngee Michael
Member

COMPANY SECRETARY

Shireena Johan Woon

REGISTERED OFFICE

20 Airport Boulevard
Singapore 819659

COMPANY REGISTRATION NO.

197201770G

SHARE REGISTRAR

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315

Winston Ngan
Audit Partner-in-charge
(appointed in FY2005-06)

CORPORATE MANAGEMENT

Ng Chin Hwee
President and Chief Executive Officer

Karmjit Singh
Chief Operating Officer

Lim Kei Hin
Chief Financial Officer

Chan Wai Leong John
Senior Vice-President (Corporate Business Planning & Development)

Leong Kok Hong
Senior Vice-President (Cargo)

Tan Chuan Lye
Senior Vice-President (Catering)

Lim Cheng Yueh Andrew
Ag. Senior Vice-President (Apron & Passenger Services)

Denis Marie
General Manager
SATS Security Services Private Limited

Wong See Heng
General Manager
Aero Laundry and Linen Services Private Limited

Leong Yew Weng
Manager
Aerolog Express Pte Ltd

Tan Chiew Kuang Frankie
Chief Executive Officer
Country Foods Pte. Ltd.

** Dr Richard Charles Helfer and Dr Hong Hai will retire from office at the Annual General Meeting to be held on 25 July 2006, and will not be standing for re-election. Dr Helfer will cease to be a member of both the Nominating Committee and the Remuneration & Human Resource Committee and Dr Hong will cease to be Chairman of the Nominating Committee and a member of the Audit & Risk Management Committee. Consequent upon the retirements of Dr Helfer and Dr Hong, Dr Ow Chin Hock will be appointed as Chairman of the Nominating Committee, Mr Khaw Kheng Joo will be appointed as a member of the Nominating Committee and Mr Yeo Chee Tong will be appointed as a member of the Remuneration & Human Resource Committee.*

Milestones

15 APRIL 2005

SATS welcomes Jet Airways as its first client win in FY2005-06.

5 MAY 2005

SATS is named the Best Air Cargo Terminal Operator in Asia at the Asian Freight & Supply Chain Awards (AFSCA) organized by Cargonews Asia. This is the ninth time that SATS has won the award.

12 MAY 2005

Air Sahara appoints SATS as its ground handling and inflight catering provider.

28 JUNE 2005

Pakistan International Airlines is the third consecutive client win for SATS in three months.

18 JULY 2005

SATS unveils $23 million comprehensive product and service upgrade initiative.

29 JULY 2005

SATS Group posts a net profit of $51.0 million for the first quarter of FY2005-06.

16 SEPTEMBER 2005

SATS expands its China presence with formation of joint venture company, Tianjin Aviation Cargo Services Co Ltd (TACS) between SATS, associate company, Beijing Aviation Ground Services Co Ltd and Tianjin Binhai International Airport Co Ltd as well as Tianjin Wan Shi Long International Logistics Co Ltd. SATS holds an effective interest of 18.4% in TACS.

27 OCTOBER 2005

SATS records 36% growth in net profit to $105.6 million in the first six months of FY2005-06.

11 NOVEMBER 2005

851 SATS staff are recognised for excellent service at the national Excellent Service Awards (EXSA) organised by SPRING Singapore. Customer Services Officer Ms Linda Tan from Passenger Services (T1) was named EXSA Superstar.

15 NOVEMBER 2005

SATS launches new brand image with new corporate look and 'One With You' brand promise.

1 FEBRUARY 2006

SATS enters into collaboration agreement with Pakistan International Airlines (PIA) for the provision of technical and management services at PIA's Karachi inflight kitchen. The second phase will see parties enter into an inflight catering joint venture to be managed by SATS.

2 FEBRUARY 2006

SATS posts net profit of $51.2 million for the third quarter of FY2005-06, up from S$48.9 million, thanks to improved contributions from overseas operations.

24 FEBRUARY 2006

SATS marks its first entry into the Middle East market as it enters into a two-year collaboration with Qatar Aviation Services for the provision of management services at Doha International Airport.

24 MARCH 2006

SATS and China Aviation Qingdao Liuting Airport sign agreement to form equity joint venture company for the provision of cargo handling services at Qingdao Liuting International Airport.

9 MAY 2006

SATS Group posts 12.4% increase in net profit to $188.6 million for FY2005-06.

Awards

With the re-branding of SATS comes a renewed commitment to make a difference in the lives of our business partners, customers and staff. SATS continues to clinch top honours in the areas of customer service as well as product and service quality during the year in review.

Commitment to quality excellence

For the ninth time, SATS was named Best Air Cargo Terminal Operator in Asia in the 2005 Asian Freight & Supply Chain Awards, organized by Cargonews Asia. This prestigious award is seen as the barometer for cargo excellence in the region and considers aspects like consistency in service, continuous innovation and customer relationship management.

In September 2005, SATS Catering edged out seven other catering uplift stations in the Asia Oceanic region to be named Best Caterer for Japan Airlines. This commendation recognizes the high level of service provided by SATS staff and underscores the commitment to quality excellence that SATS is renowned for.

In yet another endorsement of its high standards of food safety and hygiene, SATS Catering proudly received the first-ever EVA Air Catering Excellence Award (Copper Award) on 3 November 2005. SATS Catering places among the top three among EVA Air's network of 27 caterers.

Commitment to service excellence

Service excellence remains one of SATS' defining core values and this commitment has earned SATS' staff numerous accolades this year.

In June 2005, EVA Air proudly presented their Best Staff of the Year 2004 award to Mr Augustine Lim and Ms Bahrom Marsoh, from Load Control and Passenger Services 1 respectively for consistently good performance in handling EVA Air's flights.

SATS staff also won three awards at the Singapore Airlines' CEO Transforming Customer Service (TCS) Awards held in September 2005. These awards were launched by SIA in May 1999 as an on-going corporate initiative to bring about a constant top-of-the-mind awareness of the importance of service excellence among staff across the SIA network. In the team awards, Customer Services Unit (T2) won the Airport Operations (Team) award while the SATS Through-Transit Team bagged a merit award in the Cargo Services category. Customer Service Officer Ms Tan Beng Luan was recognised with the Airport Operations (Individual) award.

To round up the year on a high note, 851 staff received the Star, Gold and Silver awards in the prestigious 2005 Excellent Service Awards (EXSA) presented by SPRING Singapore on 11 November 2005. The EXSA is a national award for individuals who provide exemplary service across different service industries in Singapore. Special mention was made of Customer Services Officer Ms Linda Tan from SATS Passenger Services. Linda received the 2005 Excellent Service Superstar Award for her positive attitude towards service and outstanding contribution in championing service excellence at the airport.

As a gesture of internal recognition, 30 outstanding SATS employees from airport services, cargo, catering and security services were recognised for their hard work and dedication to service excellence at the President & CEO SATS Awards, held on 23 February 2006.


THE SPECIALCARE LOUNGE
SPECIALCARE


PREMIER

In FY2005-06, intense competition continued to shape the domestic landscape for airport and airline service provider industries in Singapore. Despite these conditions, SATS has put in a satisfactory financial performance, remaining strong, vibrant, and an integral part of the Singapore air hub.

During the year, SATS continued to further strengthen its product and service offering, upgrade the skill set of its staff and boost the quality of its customer base. We continuously fine-tune our capabilities to better serve our customers' needs, always aiming to be *the* preferred partner at Singapore Changi Airport.

Winning New Customers

SATS continued to win new customers in FY2005-06 with the following additions to its client list:

Airline	Contract	Date
Jet Airways	Ground Handling/Catering	April 05
Air Sahara	Ground Handling/Catering	May 05
Pakistan International	Ground Handling/Catering	June 05
Asiana Airlines	Freighter Handling	March 06

These new client wins went some way towards offsetting the migration of certain contracts to other service providers. The Air New Zealand catering contract, the Swiss International cargo contract and the Tiger Airways ground handling contract changed hands in the period February to March 2006.

As at 31 March 2006, SATS provided 52 airline clients with inflight catering, ground handling, or aviation security services, or a combination of any or all of these services. This represents 78% of the market share in terms of scheduled airlines operating in Singapore.

Developing New Products And Services

SATS launched, on 18 July 2005, a range of new products and service upgrades, aimed at redefining the ground handling and inflight catering industry. These initiatives cost approximately $23 million and underscores SATS' commitment to constantly innovate and explore new technologies, and to set new industry benchmarks.

An example of our brand promise to touch lives and build lasting affinity, we launched the Special Care Check-in lounge a unique facility at Singapore Changi Airport offered exclusively to SATS' customers. The lounge gives special needs passengers the option to check-in in the comfort of lounge settings.It exemplifies our new brand promise of touching lives and building lasting affinity.

Premium passengers may now enjoy exclusive use of the SATS Premier Club services encompassing special privileges at lounges and other facilities at Singapore Changi Airport such as its retail and F&B outlets. The SATS Premier Club is an extension of privileges currently enjoyed by premium passengers of SATS' clients, i.e. the Premier Check-in and the Premier Lounges at both terminals of Singapore Changi Airport.





The Premier Club Lounge in Terminal Two, revamped at the cost of almost $1 million, was launched with much fanfare on 28 April 2005 - and with good reason. Premium passengers of airlines at Changi's second terminal now enjoy a wider range of facilities, including massage chairs, expanded restroom and shower facilities, a larger buffet spread, plasma TVs and a business centre with broadband access. Up to 142 passengers can now relax in the comfort of the lounge while waiting for their flights.

In addition to the existing wide range of check-in options such as lounge, fax, Internet and phone check-ins, SATS has also introduced wireless technology solutions to improve passenger-handling services. Mobile workstations, in particular the Mobi-Checks and Mobi-Gates, allow our staff to be flexibly deployed as required by passenger volume, expediting check-in and boarding processes.

Appreciating the reassurance that a friendly, welcoming face speaking a passenger's native language can bring, SATS Passenger Services has since 2005, recruited native language speakers fluent in Chinese, Korean, Japanese and Hindi for customised handling of airline passengers, bridging the communications gap and providing for improved interaction between staff and passengers. This programme has been warmly received and will prove more valuable as we greet more international passengers at our airport.

Serving up on our promise to delight the senses, SATS has added new ethnic Chinese, Indian, Malay, Japanese and Thai kitchens and assembled a team of internationally renowned chefs to whip up delectable signature cuisines from around the world. Tandoor clay ovens have also been added to bring the authentic, rich flavours of tandoori dishes onboard the aircraft. In a dazzling tribute to all things baked and beautiful, SATS has set up a dedicated Boutique Bakery to produce freshly baked gourmet bread especially for First and Business Class passengers. With a new Chief Baker to oversee the Boutique Bakery and bring fresh creations to airline passengers, SATS aims to tempt the most discerning palettes with the finest baked products in the air. Passengers can now look forward to more than the traditional soft rolls and wholemeal rolls. Bavarian Rye bread, Brioche Taler, Basler Rye and White Brezel have been added to the list of new offerings, a testament to SATS' commitment to constantly explore and bring new flavours to the airline passenger.

From time to time, SATS' chefs are called upon by its airline clients to put together special menus. Whether as an ongoing revitalisation of menus or to mark a special occasion, our talented team is always happy for the opportunity to flex their creative muscle. For instance, as part of a joint food promotion between SATS Catering and SilkAir, a team of 11 award-winning SATS Catering chefs were assembled to create specially designed menus for SilkAir passengers travelling on selected routes between the PRC, India and Singapore. From November 2005 to February 2006, passengers on these routes were treated to mouth-watering Chinese, Indian and Western cuisines - a delightful taste of the unique flavours of their destinations.


Sats




Sats

As part of its commitment to modernise its fleet of Ground Support Equipment, SATS has in the year under review invested more than $4.2 million in new joint-container pallet loaders, transporters, a main deck loader, and catering hi-lift trucks, as well as other ground support equipment. Not only will these upgrades allow SATS to handle new aircraft types such as the A380 Airbus, it will also enable our aircraft handling teams to handle greater flight numbers.

Fostering Industry Relations

As Changi International Airport grows as a key air hub in the region, greater air traffic volumes necessitate even greater vigilance on aviation security issues. SATS Security has taken on the mantle of gatekeeper of airport and airline security in Singapore, leading the way in adopting cutting edge aviation security technology and practices. In the past financial year, it has participated in a number of aviation security seminars and won more accolades for its efforts.

For the fifth consecutive year, the Ministry of Foreign Affairs invited SATS Security to be its training agency in its annual aviation security seminar. The 14-day seminar entitled "New Developments in Management of Aviation Security" took place from 26 April to 10 May 2005 and hosted 28 delegates, including legislators and policy makers, from 28 developing countries, providing participants with an in-depth understanding of current practices and latest trends in the management of aviation security.

Recognising Service Excellence

Recognising that investments in the best facilities and products must necessarily be complemented with a motivated, well-trained team of staff, SATS launched a new service quality programme in September 2005. With "*xfactor: Excite, Exceed, Excel*", SATS aims to push beyond the current boundaries of customer service and ensure that it continues to stay miles ahead of the competition. The 3 key themes of xfactor - Excite, Exceed and Excel, encourage staff to exceed customer expectations by going the extra mile to deliver exceptional service.

We continuously fine-tune our capabilities to better serve our customers' needs, always aiming to be the preferred partner at Singapore Changi Airport.


01 FC
TT 0
SATS
3

Singapore Operations Review

SATS staff were proud recipients of three key awards at the Singapore Airlines' CEO TCS Awards 2005 presentation ceremony, Airport Operations (Individual), Airport Operations (Team) and Cargo Services (Team). The individual award went to Customer Services Officer (CSO) Ms Tan Beng Luan, while the Customer Services Unit (T2) team comprising CSO Ms Cecilia Estrop, Ms Jennifer Liew, Ms Christine Chong and Ms Noradila Abdul Rais won the Team award. The SATS Through-Transit Team won the Team Merit in the Cargo Services category.

The National Excellent Service Awards (EXSA) is a yearly tribute organised by SPRING Singapore to celebrate outstanding service throughout different service industries. The award aims to encourage service providers to deliver a high level of service and highlights the role played by each and every individual in making service excellence a reality. For the year in review, a total of 851 SATS staff from Passenger Services, Apron, Load Control, Baggage, Cargo & Security divisions were recognised. SATS also won the prestigious EXSA Superstar award, which was presented to Ms Linda Tan from Passenger Services (T1).

In a similar campaign promoting service excellence amongst staff at the airport, CAAS presented the Service Personality and Service Provider Awards to staff from SATS in its yearly awards ceremony. The awards recognise staff who have gone the extra mile to assist passengers and have in one way or another touched their lives. The winners for 2005 were Ms Cecilia Estrop, Ms Lee Poh Lim, Ms Nurliana Makan, and Ms Raminah Amir.

The Salon Culinaire Mondial is one of the top non-commercial competitions in the world, saluting the best in international culinary art. Held once every six years since 1977, the competition is open only to national teams whose culinary excellence has earned them recognition under the auspices of the World Association of Cooks Societies (WACS).

In this year's competition held in Basel, Switzerland from 19 to 23 November 2005, SATS Executive Chef (ICC1), John Sloane and SATS Chef de Partie, Frankie Yong formed part of a 16-member team from Singapore that emerged victorious. After nine months of intensive training and preparation, the champion's trophy was won through the sheer dedication, commitment, team spirit, resourcefulness and persistence in the face of unexpected challenges demonstrated by each member of the team.

SATS staff were also winners at the Food and Hotel Asia 2006 Exhibition held from 25 to 28 April 2006. In total, 11 teams from countries such as Germany, Switzerland, Japan, Hong Kong, UAE and other 5-star hotels in Singapore participated in the competition. The SATS Gourmet Team walked away with the bronze medal in the team event whilst individual chefs and cooks from both ICC1 and ICC2 won one gold and four silver medals.

In recognition of outstanding services rendered by police officers in upholding the law and keeping the peace in Singapore, SATS Security bagged the highest number of award wins amongst the auxiliary police forces in the Annual Commissioner of Police Commendation and Testimonial


TERMINAL



Certificate Awards. Three individual awards, one testimonial certification and one team award were conferred on SATS Security officers at a 3 June 2005 ceremony. 17 other officers also received Letters of Commendation for alertness in detecting unauthorised persons attempting to access restricted areas or remove company property.

For an unprecedented ninth time, SATS was named Best Air Cargo Terminal Operator in Asia in the 2005 Asian Freight & Supply Chain Awards. Regarded as the barometer for cargo excellence in the region, this prestigious award recognises qualities such as consistency in delivery of service, continuous innovation and customer relationship management in air cargo terminal operators throughout the region.

SATS Catering won the first-ever Food Safety Award in July 2005. Organised by the Agri-Food & Veterinary Authority (AVA), the food governing authority responsible for ensuring the reliable supply of safe food supply in Singapore, the award seeks to encourage the adoption of safe food handling practices throughout all relevant industries in Singapore.

Both SATS Inflight Catering Centres also clinched the Silver Award for 10 consecutive years of excellent performance in consistently securing the "A" grading in its food production facilities under the AVA's Factory Grading Scheme. The scheme assesses food factories according to a stringent set of criteria for food production safety and its auxiliary processes.

SATS continues to win praise from its clients for continuing efforts to better its service and product offering. On 8 March 2005, SATS was named a Preferred Supplier for 2005 under the Qantas Supplier Assessment programme.

In September 2005, SATS Catering beat seven other catering uplift stations in the Asia Oceanic region to be named Best Caterer by Japan Airlines. This commendation recognises the excellent service provided by staff from SATS Inflight Catering Centre 2, having registered the fewest incidents of catering and operation discrepancies in each flight within the airline's regional network. This award underscores the commitment to quality excellence for which SATS is renowned.

SATS was also presented with the inaugural EVA Air Catering Excellence Award, presented by EVA Air Chairman, Mr Steve Lin in November 2005. The awards were introduced to encourage excellent standards in food safety and hygiene amongst the airline's caterers throughout its network. SATS Catering placed amongst the top three caterers of 27 in the EVA Air network with its Copper Award.

SATS also recognised its best in its very own President & CEO Awards. In an evening of song, dance and camaraderie, the awards ceremony on 23 February 2006 saw 30 employees from SATS' airport, cargo, catering and security services recognised for their hard work and dedication to service excellence.








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WB1466A
LC602

Embracing New Technology

SATS Passenger Services extended the Baggage Reconciliation System (BRS) to more airline clients in the past year. Following a successful rollout with Singapore Airlines, the system was implemented across other airline clients, including Air New Zealand, All Nippon Airways, British Airways and Cathay Pacific. The BRS provided a real-time baggage management solution, enhancing flight security by ensuring that passengers are matched with their bags on the same flight – in compliance with ICAO Annex 17 industry requirements which call for unaccompanied bags to be quickly identified and offloaded.

SATS is the first ground handler to apply Radio Frequency technology to its cargo handling processes. Using radio frequency wireless technology, Radio Frequency Data Terminals and Radio Frequency Identification systems provide for real-time, online tracking and update of Unit Load Device movements in and out, as well as within the airfreight terminals. Besides giving better control of the stock checking process, the systems also improve efficiency and accuracy in the cargo handling processes.


sats

Overseas Operations Review

Overseas

SATS' overseas ventures continue to show strong performances during the year in review. Our share of profits from these ventures amounted to $57.3 million, up 13.5% from the previous financial year. These ventures now contribute 23.3% of our Group's pre-tax profits.

During the year, we continued to grow our Asian presence strongly. In China, we announced the setting up of a joint venture with China Aviation Qingdao Liuting Airport to provide cargo handling services. When established in the second half of the year, the joint venture company will serve Qingdao Liuting International Airport, the main commercial airport of the Shandong Province in China. We also undertook two management services contracts - one for Pakistan International Airlines' inflight kitchen at Karachi, Pakistan and the other for Qatar Aviation Services at Doha International Airport, Qatar.

FY2005-06 was also a year about expanding the breadth of capabilities, enhancing the quality of service offerings and promoting efficiencies at our current network of overseas ventures.

Asia Airfreight Terminal Co Ltd (AAT)

In August 2004, AAT embarked on the construction of a second airfreight terminal, expanding capacity in anticipation of greater cargo volumes at Hong Kong International Airport (HKIA). With the good progress that has been made so far, AAT's Airfreight Terminal 2 looks on track for completion by end-2006. Once completed, AAT's annual handling capacity would have expanded by 910,000 tonnes, giving it an aggregate handling capacity of 1.5 million tonnes per year.

Whilst expansion was a dominant theme in the past year under review, AAT also focused on improving quality of service, upgrading systems and processes so as to provide an enhanced service proposition for its clients.

Attesting to its proud tradition of excellent service, AAT was recognised for the outstanding performance of its handling staff when it was presented with the "Best Performance Award" by Kalitta Air on 12 January 2005 and the "Excellent Handling Services 2004-2005 Award" by Air New Zealand on 18 October 2005 respectively.


WATER TRUCK


国际行李查询
Lost & Found Office

In addition, HKIA was named the "Most Friendly Airport for Cargo" by the Federation of Asia Pacific Aircargo Associations (FAPAA), for user-friendliness and excellent cargo ground handling systems. AAT, one of two air cargo handlers at HKIA, was the proud recipient of the Award of Excellence from the Hong Kong Association of Freight Forwarding and Logistics Ltd, a member of FAPAA, together with the Airport Authority of Hong Kong and Hong Kong Air Cargo Terminals Limited. Organised for the first time, this award aims to encourage continuous improvement in industry standards amongst cargo ground handlers. Winners were judged based on results of a survey of the 16 FAPAA members on criteria such as efficiency, cost effectiveness and value-added services provided to customers.

In October 2005, AAT was awarded the Occupational Health and Safety Assessment Series (OHSAS) 18001 Certification from Bureau Veritas Quality International (BVQI) Hong Kong Ltd, testament to its commitment to occupational health and safety issues.

In November 2005, AAT received accreditation under the Technology Asset Protection Association (TAPA) Freight Security Requirements 2005 Warehouse Classification "A" Certification in recognition of the seamless security measures it has put in place to handle high-tech shipments.

Beijing Airport Inflight Kitchen Ltd (BAIK)
In the financial year under review, BAIK continued to add to its growing list of clients, winning catering contracts from Philippine Airlines, Qantas Airways and SriLankan Airlines.

To support its growing clientele, BAIK expanded its capabilities to encompass more diverse cuisines demanded by its clients. July 2005 witnessed the first instalment of a series of culinary training sessions organised by BAIK for its cooks and chefs. Each instalment is devoted to providing specialised training in a major cuisine of the key destinations of BAIK's airline clients. This first session which was held from 4 to 8 July 2005, focused on Japanese cuisine.









A total of 20 cooks and chefs participated in the session, honing their craft to a fine art under the tutelage of SATS' Japanese Chef. The positive response received from the first session was such that a second session, dedicated to Thai cuisine, shortly followed in August.

As Beijing Airport is expected to experience unprecedented growth in air traffic volumes for the next five years, the completion of BAIK's catering facility expansion exercise in October 2005 was indeed timely. Having commenced in December 2004 to cope with projected increases in business volume, expansion works to its kitchen have increased BAIK's meal production capacity by 50%, from 10,000 meals a day to 15,000 meals a day. The increased operational capacity puts BAIK in a good position to handle the strong passenger growth, particularly ahead of the Beijing Olympics in 2008.

Beijing Aviation Ground Services Co Ltd (BGS)

The year under review was an eventful one for BGS. In addition to growing its client list, BGS entered into a joint venture with Tianjin partners for the provision of air transport-related services at Tianjin Airport. BGS also continued to improve its value proposition for clients with the implementation of a new cargo handling system in November 2005.

BGS added Air Europa and SriLankan Airlines to its client list - the first from Spain and Sri Lanka respectively to commence flights to Beijing. Extensive preparation had gone into ensuring operational readiness for the inaugural flights for both airlines, on 23 May and 15 June 2005 respectively. BGS was also pleased to welcome Cargolux Airlines on its inaugural flight to Beijing Airport on 10 January 2006.

It was also a year for renewing business relationships. On 1 October 2005, BGS started traffic handling for KLM flights in addition to cargo handling services that BGS currently provides. On 11 November 2005, BGS resumed handling services to Philippine Airlines for its thrice-weekly Beijing-Manila services after a more than 20 years' hiatus. On 9 January 2006, BGS also resumed services to Qantas Airways, which had suspended its flights to Beijing for nine years.





In a landmark move marking its expansion beyond Beijing, BGS joined with Tianjin Binhai International Airport Co Ltd and Tianjin Wan Shi Long International in September 2005 to form a joint venture company - Tianjin Aviation Cargo Services Co Ltd (TACS) to provide cargo handling services at Tianjin. BGS is the largest shareholder, with a 46% stake that translates into SATS having an effective interest of 18.4% in TACS. BGS will assist in the management and operations of TACS, providing the company with training support, and in developing a cargo terminal and related cargo handling facilities at Tianjin Airport.

As part of its efforts to improve its service offerings, on 5 November 2005, BGS successfully implemented a new cargo computerised handling system, COSYS, at Beijing Capital International Airport. COSYS is a SATS proprietary system that boasts comprehensive functionalities with five modules covering airway bill management, export cargo handling, import cargo handling, ULD management, and flight management. Its graphical user interface uses electronic data interchange, e-mail and the Internet to allow connectivity with customers and between BGS' various operational systems.

Evergreen Airline Services Corporation (EGAS)
Evergreen Air Cargo Services Corporation (EGAC)
Evergreen Sky Catering Corporation (EGSC)

EGAS added Air Macau to its list of clients and commenced ground handling services for its 93 weekly flights from 1 March 2006.

With the growth in global trade volumes and the rapid pace of technological advancement, security in the transportation supply chain has become an increasingly important concern for the IT and shipping industries. On 3 August 2005, EGAC became the first airfreight terminal in Taiwan to be independently certified as having achieved the highest security standard when it was awarded the class "A" certification by TAPA Asia for its adherence to the strictest security and service standards on all the high technology shipments it handles.

With cargo volumes projected to continue to grow, an expansion of EGAC's facilities was essential. The additional airfreight terminal at Taipei's Chiang Kai Shek International Airport added much-needed capacity. Built at a cost of NTD300 million, the new terminal became operational on 4 January 2006. Boasting 12 workstations, 382 storage positions and freezer/cooler rooms which can accommodate four sixteen-feet and ten ten-feet unit load devices (ULDs), the extra storage space helped greatly to relieve the congestion at its main terminal. With a significant part of EGAC's transshipment cargo handled at the new warehouse, EGAC is focusing on improving its service standards for import, export, express and perishable cargo handling at the main terminal.

EGSC added Thai Airways to its list of clients and commenced inflight catering services for the airline on 1 January 2006.

MacroAsia-Eurest Catering Services Inc (MECS)
MECS continued to enhance its value proposition to clients, harnessing technological innovation and upping the service quotient. MECS is migrating its current catering software to *Inflairnet*. Aimed at streamlining operations and improving information management capability, airlines benefit from improved efficiency and quality of service offered under the new system. One especially useful feature of *Inflairnet* is its scalability which enables it to accommodate catering requirements of any size. It also has a comprehensive suite of features such as requirement-driven auto purchasing, comprehensive production scheduling, and full dispatch and checklist documentation.

MECS' on-going efforts to consistently set new industry benchmarks for excellent service continue to earn praise. On 1 April 2005, Northwest Airlines (NWA) awarded MECS with the Certificate of Excellence as the best caterer servicing NWA in the Pacific region in the fourth quarter of 2004. This commendation was preceded by the Team Achievement Award, also presented by NWA on 25 February 2005.

Maldives Inflight Catering Pte Ltd (MIC)
MIC unveiled its new inflight kitchen on 18 November 2005. Housing new equipment including blast chillers, a four-deck oven and increased storage capacity for dry, chilled and frozen items, the kitchen meets the strictest hygiene standards, food safety and preparation guidelines recognised internationally. MIC received the HACCP certification for its new inflight kitchen on 10 April 2006. The expanded capacity includes a provision for MIC to double its production capacity under phase 2 of its expansion plans.

In May 2005, MIC-owned and operated Hulhule Island Hotel (HIH) added a fully-equipped gym, providing guests at the hotel with a greater range of facilities. There are also plans to increase the number of guest rooms at HIH as well as add new facilities such as a spa and a roof-top restaurant.

Rounding off 2005 on a high note, Singapore Airlines (SIA) named MIC its Best Caterer of 2004-05, ahead of 13 other airport caterers grouped according to the frequency of flights operated by SIA.

Our overseas businesses continue to show strong growth with our share of profits rising 13.5% from the previous year. These ventures now contribute 23.3% of our Group's pre-tax profits.



Taj Madras Flight Kitchen Limited (TMFK)
Taj-SATS Air Catering Ltd (TSAC)

Together with Taj-SATS Air Catering Ltd, TMFK commenced catering to Paramount Airways, a premium service airline based in Coimbatore, India when the airline commenced flights from Delhi and Chennai to Coimbatore in October and November 2005 respectively.

TSAC was presented with undisputedly the most prestigious award in its operating history when it received the El Al Israeli Airlines' Excellence of Service Award 2004. The award is a worldwide recognition of excellence in service delivery and was awarded to TSAC's Mumbai unit following an extensive evaluation of the performances of other caterers. At the award presentation ceremony, the General Manager of El Al, Mr Yair Berrebi commended TSAC on the quality of meals, exceptional service and support provided, pointing out that TSAC had never said "no" to any request made by the airline.

TSAC was chosen to provide catering services to American Airlines on the longest non-stop route for the airline in its entire flight network. These daily flights from Chicago to Delhi started operations from 17 November 2005.

In recognising that individual, as well as team, effort also helps raise the profile of any company, TSAC has always thrown its support behind its staff who wish to make a name for themselves in the culinary scene. In the 2nd National Culinary Conference held in Chennai from 3 to 5 October 2005 and organised by the Indian Federation of Culinary Associations, Chef Satish Arora, Director, Production of TSAC, was inducted into its "Hall of Fame" in recognition of his outstanding contribution to the Indian Culinary Society.

PT Jasa Angkasa Semesta TBK (PT JAS)

PT JAS continued to strengthen its presence in the fast-growing Indonesian market. The company opened a 150,000 tonne-capacity domestic cargo warehouse in Jakarta on 1 August 2005, marking its entry into the domestic cargo market at Jakarta. PT JAS also secured its first domestic cargo client, PT Gavia Express, a logistics and freight forwarding company.

During the year in review, PT JAS achieved the coveted IATA AHM 804 certification, making it the only ground handling company in Indonesia to achieve this international mark of excellence. AHM 804 lays down criteria in a Quality Management System for the provision of ground handling services, providing a standard against which accredited industry professionals can benchmark their service delivery performance.

PT JAS continued to win praise for maintaining the highest standards of service excellence. 2005 was a year that saw PT JAS walk away with a slew of awards from its airline clients. Its cargo handling division won an award from SIA for maintaining excellence in performance. In addition, KLM awarded PT JAS' Jakarta station top marks for their performance while EVA Air named PT JAS' Jakarta station as the Excellent Performance Station for the fourth time running.

Tan Son Nhat Cargo Services Ltd (TCS)

Shippers enjoyed faster turnaround time with the opening of a new acceptance area. The added floor space was timely as TCS had begun to handle an increasing volume of international shipments. An additional investment in three more screening machines - doubling the existing number, meant that TCS was better able to handle periods of peak cargo volume much more quickly and efficiently.

Financial Review
for FY2005-06

Earnings

The Group's revenue decreased 4.5% from FY2004-05 to $932.0 million in FY2005-06 and expenditure went down 4.3% to $747.9 million. As a result, the Group's operating profit decreased $10.1 million or 5.2% to $184.1 million. However, profit before tax increased $28.8 million or 13.3% to $246.1 million because of an exceptional item of $28.8 million on the cost of restructuring exercise incurred for FY2004-05. Profit attributable to equity holders of the Company for FY2005-06 was $188.6 million, $20.8 million or 12.4% higher than the preceding financial year. Excluding the exceptional item in FY2004-05, profit attributable to equity holders of the Company would have decreased $2.2 million or 1.2%.

Basic earnings per share increased 1.7 cents or 10.3% to 18.2 cents.

Profitability ratios of the Group are as follows:

	2005-06 %	Restated* 2004-05 %	Change % Points
Return on turnover	**20.3**	17.2	+ 3.1
Return on average shareholders' funds	**16.7**	14.7	+ 2.0
Return on total assets	**11.4**	10.7	+ 0.7

* *Restated due to the adoption of the new and revised Financial Reporting Standards.*

GROUP REVENUE AND EXPENDITURE



$ Million
1,000
800
600
400
200
0
2001-02
2002-03
2003-04
2004-05
2005-06
Revenue
Expenditure

GROUP OPERATING PROFIT, PROFIT BEFORE TAX AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY



$ Million
300
280
260
240
220
200
180
160
2001-02
2002-03
2003-04
2004-05
2005-06
Profit Before Tax
Operating Profit
Profit Attributable to Equity Holders of the Company

GROUP PROFITABILITY RATIOS



Percent
Cents
26
24
22
20
18
16
14
12
10
2001-02
2002-03
2003-04
2004-05
2005-06
Return on Average Shareholders' Funds (%)
Net Profit Margin (%)
Return on Total Assets (%)
Earnings Per Share (Cents)

Financial Review
for FY2005-06

Revenue

The Group's operating revenue for the current financial year was $932.0 million, a decline of 4.5% despite higher business volumes. This was because of pressure on rates in an increasingly competitive environment.

The segmental revenue and its composition are summarised below:

	2005-06		2004-05		
	$M	%	$M	%	% Change
Inflight catering *	396.3	42.5	422.8	43.4	- 6.3
Ground handling *	433.2	46.5	438.4	44.9	- 1.2
Aviation security *	59.3	6.4	73.4	7.5	- 19.2
Others •	43.2	4.6	41.1	4.2	+ 5.1
Total	**932.0**	**100.0**	**975.7**	**100.0**	**- 4.5**

* *The segmental revenue excludes the intra-group revenue.*

• *Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed foods, and leasing of office space to airline clients and cargo agents.*

Revenue from inflight catering, which constituted 42.5% of the total Group's revenue, was down by 6.3% from $422.8 million to $396.3 million for the financial year ended 31 March 2006. The revenue reduction was mainly due to loss of the Emirates Airlines' account and pressure on rates.

Revenue from ground handling, which constituted 46.5% of the total Group's revenue, decreased 1.2% from $438.4 million to $433.2 million. Revenue derived from increase in business volume was offset by rate pressures.

Revenue from aviation security services, which made up 6.4% of the total Group's revenue, dropped 19.2% because of the cessation of anti-sabotage check services and pre-board screening contract.

Revenue from other services, which formed 4.6% of the total Group's revenue, increased 5.1% from $41.1 million to $43.2 million.

GROUP REVENUE COMPOSITION

2005-06



1
2
3
4

1	Inflight Catering	42.5%
2	Ground Handling	46.5%
3	Aviation Security	6.4%
4	Others	4.6%

2004-05



1
2
3
4

1	Inflight Catering	43.4%
2	Ground Handling	44.9%
3	Aviation Security	7.5%
4	Others	4.2%

Expenditure

The Group's expenditure decreased $33.6 million or 4.3% to $747.9 million for the financial year ended 31 March 2006 mainly from staff costs, cost of raw materials and licensing fees.

Staff costs decreased $25.0 million or 5.8% because of the savings from the restructuring exercise conducted during FY2004-05, lower provision for profit-sharing bonus in FY2005-06 compared to the preceding financial year, lower overtime and allowances because of better cost management (-$5.6 million).

Cost of raw materials decreased $10.0 million or 11.2% to $79.5 million and licensing fees decreased $5.1 million or 7.9% to $59.1 million because of lower revenue earned.

GROUP EXPENDITURE COMPOSITION

2005-06



6
5
4
3
1
2

1	Staff Costs	54.6%
2	Cost of Raw Materials	10.6%
3	Licensing Fees	7.9%
4	Depreciation and Amortisation Charges	8.7%
5	Company Accommodation and Utilities	7.9%
6	Other Costs	10.3%

2004-05



6
5
4
3
1
2

1	Staff Costs	55.4%
2	Cost of Raw Materials	11.5%
3	Licensing Fees	8.2%
4	Depreciation and Amortisation Charges	8.1%
5	Company Accommodation and Utilities	7.5%
6	Other Costs	9.4%

	2005-06		Restated* 2004-05		
	$M	%	$M	%	% Change
Staff costs	**408.0**	**54.6**	433.0	55.4	- 5.8
Cost of raw materials	**79.5**	**10.6**	89.5	11.5	- 11.2
Licensing fees	**59.1**	**7.9**	64.2	8.2	- 7.9
Depreciation and amortisation charges	**65.3**	**8.7**	63.2	8.1	+ 3.3
Company accommodation and utilities	**58.9**	**7.9**	58.3	7.5	+ 1.0
Other costs	**77.1**	**10.3**	73.3	9.4	+ 5.2
Total	**747.9**	**100.0**	**781.5**	**100.0**	**- 4.3**

* *Restated due to the adoption of the new and revised Financial Reporting Standards.*

Profit Contribution From Associated Companies

The share of profits from associated companies for FY2005-06 was $57.3 million, an increase of $6.8 million or 13.5%, compared to $50.5 million in the preceding financial year. The increase was mainly from the doubling of equity stake in Asia Airfreight Terminal Co. Ltd during FY2004-05 and improved profits achieved by the associated company in India, Taj SATS Air Catering Ltd, in FY2005-06.

The profit contribution from associated companies for FY2005-06 represents 23.3% of the Group's profit before tax. This was 0.1 percentage point higher than the preceding financial year. Excluding the exceptional item, the percentage contribution this year would be 2.8 percentage points higher than the preceding financial year.

Exceptional Item

The Group incurred $28.8 million for the restructuring exercise conducted in September 2004.

Taxation

The Group's taxation for FY2005-06 was $56.9 million, $7.7 million or 15.7% higher than the preceding financial year. Taxation for FY2004-05 was lower because of the exceptional item.

Dividends

The Company paid an interim dividend of 4 cents per share, amounting to $33.4 million after tax, on 25 November 2005. The directors propose that a final dividend of 6 cents per share, amounting $50.2 million after tax, be paid. The total dividend less tax of $83.6 million, payable out of profits for FY2005-06, represents a dividend payout of 44.4%. Total dividend of $74.3 million was paid from FY2004-05 profits.

Financial Position

At 31 March 2006, the equity attributable to equity holders of the Company was $1,202.5 million, an increase of $141.4 million or 13.3% compared to the restated balance of $1,061.1 million as at 31 March 2005. The return on average shareholders' funds for the Group was 16.7% for FY2005-06, 2.0 percentage points higher than FY2004-05.

The Group's total assets were $1,721.3 million at 31 March 2006, which was $128.1 million or 8.0% higher than $1,593.2 million as at 31 March 2005.

The net asset value per share was $1.15, 12 cents or 11.7% higher than as at 31 March 2005.

Net liquid assets of the Group increased $168.3 million to $479.6 million. The debt equity ratio for the Group at 31 March 2006 went down slightly to 0.21 compared to 0.23 at 31 March 2005.

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY, TOTAL ASSETS AND NET ASSET VALUE PER SHARE


$ Million
Cents
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
140
120
100
80
60
40
20
0
2001-02 2002-03 2003-04 2004-05 2005-06
Equity Attributable to Equity Holders of the Company ($ Million)
Total Assets ($ Million)
Net Asset Value Per Share (Cents)

NET LIQUID ASSETS


$ Million
500
450
400
350
300
250
200
150
100
50
0
2001-02 2002-03 2003-04 2004-05 2005-06

Capital Expenditure And Cash Flow

The Group's capital expenditure was $13.0 million for FY2005-06 and internally generated cash flow was $283.9 million, $11.2 million higher than the preceding financial year. The self-financing ratio of cash flow to capital expenditure increased from 20.8:1 for FY2004-05 to 21.9:1 in FY2005-06.

The Group's cash and cash equivalents were $431.5 million as at 31 March 2006, an increase of $157.1 million compared to a year ago.

CAPITAL EXPENDITURE AND INTERNALLY GENERATED CASH FLOW


$ Million
Ratio
350
300
250
200
150
100
50
0
25
20
15
10
5
0
2001-02 2002-03 2003-04 2004-05 2005-06
Internally Generated Cashflow ($ Million)
Capital Expenditure ($ Million)
Self Financing Ratio

Financial Review
for FY2005-06

Value Added

The value added of the Group was $665.1 million for FY2005-06, down $6.6 million compared to the preceding financial year, of which $347.5 million (52.2%) went to salaries and other staff costs. Shareholders received $83.1 million (12.5%) in dividends, interest on borrowings accounted for $6.3 million (0.9%), while corporate taxes accounted for $56.9 million (8.6%), $170.7 million (25.7%) was retained for future capital requirement, and $0.6 million (0.1%) was attributable to minority interests.

STATEMENT OF VALUE ADDED AND ITS DISTRIBUTION (IN $ MILLIONS)

	2005-06	Restated* 2004-05	Restated* 2003-04	2002-03	2001-02
Total Revenue	**932.0**	975.7	868.7	958.1	895.3
Less : Purchases of goods & services	**335.5**	330.9	274.6	289.3	267.5
	596.5	644.8	594.1	668.8	627.8
Add/(less):					
Interest income	**9.3**	3.3	5.0	3.9	4.0
Share of results of associated companies	**57.3**	50.5	33.8	30.2	22.1
Amortisation of deferred income	**1.4**	1.4	1.6	0.9	-
Amortisation of goodwill	-	(0.1)	(0.1)	-	-
Income from long-term investment	**0.6**	0.6	0.7	0.7	0.6
Exceptional item	-	(28.8)	(8.0)	-	-
Total value added available for distribution	**665.1**	**671.7**	**627.1**	**704.5**	**654.5**
Applied as follows :					
To employee					
- Salaries and other staff costs	**347.5**	387.3	343.4	380.2	304.3
To government					
- Corporate taxes	**56.9**	49.2	28.0	43.3	74.4
To supplier of capital					
- Dividend	**83.1**	367.2	54.7	54.6	45.3
- Minority Interests	**0.6**	0.3	(0.2)	0.1	(0.1)
- Interest on borrowings	**6.3**	3.9	6.1	5.8	5.9
Retained for future capital requirements					
- Depreciation and amortisation charges	**65.3**	63.2	61.5	60.4	56.8
- Retained earnings	**105.4**	(199.4)	133.6	160.1	167.6
Total value added	**665.1**	**671.7**	**627.1**	**704.5**	**654.5**
Value added per $ revenue	**0.71**	0.69	0.72	0.74	0.73
Value added per $ employment costs	**1.91**	1.73	1.83	1.86	2.15
Value added per $ investment in fixed assets	**0.52**	0.53	0.50	0.57	0.53

* *Restated due to the adoption of the new and revised Financial Reporting Standards.*

Staff Strength And Productivity

The Group's average staff strength for FY2005-06 was 7,660. This was 10.1% lower than the preceding financial year. The average staff strength for FY2004-05 was higher because the restructuring exercise took place in September 2004. The breakdown is as follows:

	2005-06	2004-05	% Change
Inflight catering	1,982	2,283	- 13.2
Ground handling	3,962	4,304	- 7.9
Aviation security	1,191	1,459	- 18.4
Others	525	475	+ 10.5
Total	7,660	8,521	- 10.1

The staff productivity measured by value added per employee for FY2005-06 improved 10.2% to $86,831. Productivity in terms of value added per dollar of employment cost increased from 1.73 in FY2004-05 to 1.91 in FY2005-06.

Revenue per employee went up 6.3% to $121,675 and staff costs per employee declined 0.2% to $45,369 in FY2005-06.

	2005-06	Restated* 2004-05	% Change
Value added per employee ($)	86,831	78,824	+ 10.2
Value added per $ employment cost (times)	1.91	1.73	+ 10.4
Revenue per employee ($)	121,675	114,509	+ 6.3
Staff costs per employee ($)	45,369	45,451	- 0.2

* *Restated due to the adoption of the new and revised Financial Reporting Standards.*

VALUE ADDED FOR THE GROUP



$ Million
Ratio
800
700
600
500
400
300
200
100
0
2.5
2.0
1.5
1.0
0.5
0.0
2001-02
2002-03
2003-04
2004-05
2005-06

Value Added ($ Million)
Value Added Per $ Employment Cost
Value Added Per $ Revenue
Value Added Per $ Investment in Fixed Assets

GROUP STAFF STRENGTH AND PRODUCTIVITY



No. of staff
$ '000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
140
120
100
80
60
40
20
0
2001-02
2002-03
2003-04
2004-05
2005-06

Group Staff Strength (No.)
Revenue Per Employee ($'000)
Value Added Per Employee ($'000)
Staff Costs Per Employee ($'000)

Financial Review
for FY2005-06

Economic Value Added (EVA)

EVA for the Group was $79.8 million in FY2005-06, $12.9 million or 13.9% lower than the preceding financial year. The EVA was computed using weighted average cost of capital of 7.7% for FY2005-06 and 7.4% for FY2004-05. Besides the higher weighted average cost of capital, the reduction in EVA was because of higher capital employed.

Breakdown By Business Activities

	Revenue		Operating Profit	
	2005-06	2004-05	2005-06	2004-05*
	$M	$M	$M	$M
Inflight catering	396.3	422.8	79.3	91.5
Ground handling	433.2	438.4	69.2	64.9
Aviation security	59.3	73.4	14.3	16.2
Others'	43.2	41.1	21.3	21.6
Total	932.0	975.7	184.1	194.2

	Profit Before Tax		Profit After Tax	
	2005-06	2004-05*	2005-06	2004-05*
	$M	$M	$M	$M
Inflight catering	95.1	90.1	74.2	72.4
Ground handling	115.9	90.2	89.3	69.8
Aviation security	14.8	16.3	11.8	12.6
Others'	20.3	20.7	13.9	13.3
Total	246.1	217.3	189.2	168.1

	Total Assets		Capital Expenditure	
	2005-06	2004-05*	2005-06	2004-05
	$M	$M	$M	$M
Inflight catering	428.6	474.7	1.8	2.6
Ground handling	785.0	824.8	9.5	7.6
Aviation security	18.5	28.5	0.1	0.1
Others'	489.2	265.2	1.6	2.8
Total	1,721.3	1,593.2	13.0	13.1

' *Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed foods, and leasing of office space to airline clients and cargo agents.*

* *Figures restated due to the adoption of new and revised Financial Reporting Standards.*

Performance By Major Business Units

Inflight Catering

Revenue for inflight catering declined $26.5 million or 6.3% to $396.3 million in FY2005-06 due to the loss of the Emirates Airlines' account and pressure on rates. Operating profit decreased $12.2 million or 13.3%. However, profit before tax and profit after tax increased $5.0 million or 5.5% and $1.8 million or 2.5% respectively because of the exceptional item of $12.8 million incurred for FY2004-05.

Total assets amounted to $428.6 million as at 31 March 2006, $46.1 million or 9.7% lower than one year ago.

The capital expenditure for inflight catering was $1.8 million compared to $2.6 million in the preceding financial year.

Ground Handling

Revenue for ground handling decreased $5.2 million or 1.2% to $433.2 million in FY2005-06 despite a 10.6% increase in number of flights handled and 4.6% higher cargo throughput. The revenue reduction was mainly due to pressure on rates in the competitive environment. Operating profit rose $4.3 million or 6.6% to $69.2 million as operating expenditure dropped at a higher rate of 2.5% compared to revenue reduction of 1.2%. Profit before tax and profit after tax increased $25.7 million and $19.5 million respectively because of the exceptional item of $16.0 million incurred for FY2004-05.

Total assets amounted to $785.0 million as at 31 March 2006, a decrease of $39.8 million or 4.8% from a year ago.

The capital expenditure for ground handling was $9.5 million compared to $7.6 million in the preceding financial year.

REVENUE AND OPERATING PROFIT BY BUSINESS SEGMENT ACTIVITIES



$ Million
1,000
900
800
700
600
500
400
300
200
100
0
Revenue
Op Profit
2001-02
2002-03
2003-04
2004-05
2005-06
Inflight Catering
Ground Handling
Others

Share Capital And Share Options Of The Company

The share capital of the Company increased from $147,078,952 as at 31 March 2005 to $179,812,336 as at 31 March 2006. The increase was due to new ordinary shares of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

On 1 July 2005, options were granted under the Plan to eligible employees to subscribe for 16,425,100 Shares, out of which options in respect of 15,865,800 Shares were accepted by the employees. The exercise periods of the said options commence on 1 July 2006 for Senior Executives (as defined under the Plan) and 1 July 2007 for other employees, and expire on 30 June 2015. The exercise price of the Shares under the said options is $2.27 per Share. As at 31 March 2006, options to subscribe for a total of 59,863,300 Shares were outstanding under the Plan. As at 31 March 2005, options to subscribe for a total of 62,756,850 Shares were outstanding under the Plan.

Sensitivity Analysis

Revenue

Inflight catering and ground handling revenue contributed 42.5% and 46.5% of the total group's revenue in FY2005-06. Inflight catering's revenue is mainly dependent on the number of passengers and the types of meals uplifted by airline customers, while ground handling revenue is dependent on both flight frequency and cargo throughput. A one percent change in the number of passengers will have an impact of approximately $4.0 million in revenue for inflight catering. For ground handling, a one percent movement in flight frequency and cargo throughput will result in a change of $4.3 million in its revenue.

Profit Margin

Based on revenue of $932.0 million for FY2005-06, a one percent movement in the net profit margin will result in a change of $9.3 million in the Group's profit after tax.

Interest Rate

The Group's cash and cash equivalents are mainly invested in short-term deposits and non-equity instruments. Movement in interest rates will have significant impact on the interest income for the Group. Based on the Group's cash and non-equity investments value of $480.4 million as at 31 March 2006, a one percentage point movement in the interest rate will result in $4.8 million change in the interest income for the Group.

Corporate Governance

Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") is committed to maintaining high standards of corporate governance within the Company and its subsidiaries (the "**Group**") as part of its mission to be and grow as a strong, sound and respected leader in its industry, and enhance Shareholder value for the long term. The Company's corporate governance policies and practices are aligned with and guided by the corporate governance principles set out in the Code of Corporate Governance 2005 ("**Code**").

1. BOARD OF DIRECTORS

1.1 BOARD'S CONDUCT OF ITS AFFAIRS

a. *Responsibilities:* The Board supervises the Management of the Company and sets the overall business strategy and direction of the Group. Key functions of the Board include evaluating and approving important matters such as major investments, funding needs and expenditure. It regularly reviews the business plans and the financial performance of the Company and the Group and has overall responsibility for corporate governance, including the processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance.

b. *Board Committees:* In carrying out its responsibilities, the Board is supported by the following Board Committees:

   (1) Board Executive Committee;
   (2) Audit and Risk Management Committee;
   (3) Nominating Committee; and
   (4) Remuneration and Human Resource Committee.

   Their composition, functions and responsibilities, and activities are set out in Paragraph 2 below.

   The approved resolutions and minutes of the meetings of the respective Board Committees are duly circulated to the rest of the Board by the respective Secretaries of the Board Committees, save that for reasons of sensitivity, minutes of proceedings of the Nominating Committee are circulated to the Directors who are not members of the Nominating Committee if the Chairman of the Nominating Committee has deemed it appropriate to do so.

c. *Board Meetings:* The Board meets every 2 months on average. Fixed and optional meetings are scheduled, with optional meetings held as scheduled if there are matters requiring the Board's decision at the relevant time. In addition, ad hoc Board meetings are called if there are pressing matters requiring the Board's consideration and decision in between the scheduled meetings. The Board also schedules a full-day Board Strategy meeting (presently on an annual basis) to discuss strategic issues.

   The Company's Articles of Association ("**Articles**") allow a Director to participate in a Board meeting by telephone conference or other similar means whereby all persons participating in the meeting are able to hear each other, without requiring his physical presence at the meeting.

   In the financial year ended 31 March 2006 ("**FY2005-06**"), 8 Board meetings, including 2 ad hoc Board meetings held in June 2005 and February 2006, and one full-day off-site Board Strategy meeting, were held. The attendance of the Directors at Board meetings for FY2005-06 was as follows:

1. BOARD OF DIRECTORS (CONT'D)

1.1 BOARD'S CONDUCT OF ITS AFFAIRS (CONT'D)

	NO. OF MEETINGS ATTENDED		
	Scheduled Board Meeting	Ad Hoc Board Meeting	Off-Site Board Strategy Meeting
Mr Cheng Wai Wing Edmund	5	2	1
Mr Chew Choon Seng	5	2	1
Mr Barry Henry Patrick Desker+	0	0	NA
Dr Richard Charles Helfer	5	2	1
Dr Hong Hai	5	1	1
Mr Khaw Kheng Joo^	3	0	0
Mr Ng Kee Choe	4	2	1
Dr Ow Chin Hock	4	1	1
Mr Tan Jiak Ngee Michael	5	2	1
Mr Yeo Chee Tong#	NA	NA	NA
Total no. of meetings held	**5**	**2**	**1**

Notes:

NA *Not applicable.*

\+ *Retired from the Board on 19 July 2005. In respect of FY2005-06, there was 1 scheduled Board meeting and 1 ad hoc Board meeting during his term of office.*

^ *Appointed to the Board on 19 July 2005. In respect of FY2005-06, there were 4 scheduled Board meetings, 1 ad hoc Board meeting and the off-site Board Strategy meeting during his term of office.*

Appointed to the Board on 19 May 2006, after FY2005-06.

d. *Board Decisions:* Decisions of the Board are communicated to Management through attendance of key Management (including the President & Chief Executive Officer ("**CEO**"), Chief Operating Officer ("**COO**") and Chief Financial Officer ("**CFO**") of the Company) at Board meetings and circulation of the minutes of Board meetings or relevant extracts to Management.

The Board has adopted a set of guidelines on matters that require its approval. Matters requiring the Board's approval specified in the guidelines include all matters of strategic importance, corporate governance practices, legal and regulatory compliance, risk management, maintenance of performance standards, corporate strategy, approval of business plans, approval of manpower establishment, operating and capital expenditure budgets, and approval and monitoring of major investment and strategic commitments.

e. *Continuing Education for Directors:* Directors are encouraged to attend relevant and useful seminars for their continuing education and skills improvement, conducted by external organizations, at the Company's cost.

f. *New Directors:* Newly-appointed Directors are sent a formal letter setting out directors' duties and obligations. In addition, newly-appointed Directors undergo an orientation program, which includes site visits, to facilitate their understanding of the Group's businesses, operations and processes.

1. BOARD OF DIRECTORS (CONT'D)

1.2 BOARD COMPOSITION AND MEMBERSHIP

a. *Board Members:* Key information on the Directors, their respective backgrounds and fields of expertise can be found in the "**Board of Directors**" section in this Annual Report.

The Board presently comprises:

NAME OF DIRECTOR	POSITION HELD ON THE BOARD	DATE OF FIRST APPOINTMENT TO THE BOARD	DATE OF LAST RE-ELECTION AS A DIRECTOR
Mr Cheng Wai Wing Edmund	Chairman	22 May 2003 (as Director and Chairman)	19 July 2003*
Mr Chew Choon Seng	Deputy Chairman	1 June 1996 (as Director) 22 May 2003 (as Deputy Chairman)	19 July 2003*
Dr Richard Charles Helfer	Director	1 March 2000	20 July 2004^
Dr Hong Hai	Director	1 March 2000	20 July 2004^
Mr Khaw Kheng Joo	Director	19 July 2005	Not applicable
Mr Ng Kee Choe	Director	1 March 2000	19 July 2005
Dr Ow Chin Hock	Director	21 May 2002	19 July 2005
Mr Tan Jiak Ngee Michael	Director	1 September 1977	20 July 2004
Mr Yeo Chee Tong	Director	19 May 2006	Not applicable*

Notes:

* *Mr Cheng and Mr Chew will be retiring and standing for re-election at the Company's Annual General Meeting on 25 July 2006 ("**AGM**"). Mr Yeo will hold office until, and will stand for re-election at, the AGM.*

^ *Dr Helfer and Dr Hong will be retiring at the AGM and will not be standing for re-election. Upon Dr Helfer's retirement, he will cease to be a member of the Remuneration and Human Resource Committee and the Nominating Committee. Upon Dr Hong's retirement, he will cease to be the Chairman of the Nominating Committee and a member of the Audit and Risk Management Committee.*

b. *Non-Executive Directors and Directors' Independence:* All Directors on the Board are non-executive Directors. Mr Cheng Wai Wing Edmund, Dr Richard Charles Helfer, Dr Hong Hai, Mr Khaw Kheng Joo, Mr Ng Kee Choe#, Dr Ow Chin Hock and Mr Yeo Chee Tong are considered by the Nominating Committee to be independent Directors. Mr Chew Choon Seng and Mr Tan Jiak Ngee Michael are considered by the Nominating Committee to be non-independent Directors.

Note:

\# *Mr Ng Kee Choe is regarded by the Nominating Committee and the Board as an independent Director notwithstanding his acceptance of a monthly payment from Temasek Holdings (Private) Limited ("**Temasek**"), as a member of the Temasek Advisory Panel (falling within one of the relationships listed in Guideline 2.1 of the Code that would deem him not to be independent unless the Nominating Committee and Board of Directors decide otherwise). Since his appointment to the Board of Directors of SATS in 2000, and prior to Mr Ng's notification of such payment, Mr Ng has always been regarded as an independent Director of SATS. The Nominating Committee and the Board note that the Company is an indirect subsidiary of Temasek (through Singapore Airlines Limited ("**SIA**")) and Temasek does not influence the decision-making processes of the Board of Directors of the Company; Mr Ng had also expressed his belief that his acceptance of the said monthly payment would not affect his independent judgment as a Director of the Company. The Nominating Committee and the Board therefore consider that Mr Ng's acceptance of compensation from Temasek for serving as a member of Temasek's Advisory Panel would not interfere or be reasonably perceived to interfere, with the exercise of Mr Ng's independent business judgment.*

c. *Retirement and Re-election of Directors:* The Articles require 1/3 (or the number nearest 1/3 rounded upwards to the next whole number) of the Directors for the time being to retire from office at each Annual General Meeting. Retiring Directors are selected on the basis of those who have been longest in office since their last election, failing which they will be selected by agreement or by lot. They are eligible for re-election under the Articles. All Directors are required to retire from office at least once every 3 years. Directors who are appointed by the Board of Directors since the last Annual General Meeting of the Company hold office only until the following Annual General Meeting and shall then be eligible for re-election under the Articles.

1. BOARD OF DIRECTORS (CONT'D)

1.2 BOARD COMPOSITION AND MEMBERSHIP (CONT'D)

The Directors standing for re-election at the AGM are Mr Cheng Wai Wing Edmund and Mr Chew Choon Seng+. The Nominating Committee recommends their re-election, after assessing their contribution and performance (including attendance, preparedness, participation and candour) including, in the case of Mr Cheng, as an independent Director. The Nominating Committee also recommends the re-election of Mr Yeo Chee Tong who was appointed as a Director of the Company on 19 May 2006, after the last Annual General Meeting of the Company.

Note:
\+ *Dr Richard Charles Helfer and Dr Hong Hai will be retiring from office at the AGM, and will not be standing for re-election.*

d. The Board, through the Nominating Committee, reviews the structure, size and composition of the Board. The Nominating Committee (having taken the principles for the determination of the Board size and composition adopted by it into consideration), and the Board, recommend the re-election of Mr Cheng Wai Wing Edmund, Mr Chew Choon Seng and Mr Yeo Chee Tong as Directors by the Shareholders at the Company's AGM. Please see Paragraph 2 sub-paragraph 2.3 below on the Nominating Committee for further information.

1.3 NO RELATIONSHIP BETWEEN CHAIRMAN AND CEO

The Chairman and CEO are not related to each other. There is a clear separation of the roles and responsibilities between the Chairman and the CEO, who is not a Board member.

1.4 BOARD PERFORMANCE

a. The Board has implemented a process for assessing the effectiveness of the Board as a whole, with the objective of continuous improvement. The Board appointed a consulting firm specialising in Board evaluation and human resource to assist the Board to design and implement the process, comprising 2 parts - a structured qualitative assessment of the functioning of the Board, and a review of selected financial performance indicators. Both sets of performance criteria, recommended by the consultants, have the approval of the Nominating Committee and the Board. This is the fourth year in which the collective Board evaluation process has been implemented. The qualitative assessment utilising a confidential questionnaire submitted by each Director individually, has remained substantially unchanged for FY2005-06. As for the quantitative performance criteria, the Board intends to adopt the additional performance criteria of economic value added and to revise the list of listed company peers for comparison purposes.

b. The Nominating Committee and the Board will implement a formal process for assessing the contribution of each Director to the effectiveness of the Board as a second phase. It was felt that individual assessment should not yet be introduced, so as to give the collective Board evaluation process a chance to stabilise and for the results of the process to be demonstrated, before implementing an additional process.

1. BOARD OF DIRECTORS (CONT'D)

1.5 BOARD ACCESS

a. *Access to Information:* The Board is issued with detailed Board papers by Management giving the background, explanatory information and justification for each decision and mandate sought by Management, including, where applicable, relevant budgets, forecasts and projections, and issues being dealt with by Management. Information papers on material matters and issues being dealt with by Management are also circulated to the Board. In addition, the Board's various Committees receive minutes and papers from Management relating to their specific areas of oversight, which may contain more detailed and specific information than what is circulated to the rest of the Board members.

   As part of good corporate governance, Board papers for decision or discussion at Board meetings are circulated a reasonable period in advance of the meetings for Directors' review and consideration, and key matters requiring decision are reserved for resolution at Board meetings rather than by circulation to facilitate discussion. The detailed agenda of each Board meeting, prepared by Management and approved by the Chairman, contain as a regular item an update on business development and potential investment opportunities, as well as specific matters for the decision and information of the Board.

b. Monthly Management accounts of the Group (covering, *inter alia*, consolidated unaudited profit and loss accounts, revenue breakdown by client, consolidated balance sheet and explanatory notes explaining variance) are circulated to the Board for their information.

c. *Access to Management:* The Board has separate access to the CEO, COO, CFO and other key Management, as well as the Company's internal and external auditors. Queries by individual Directors on circulated papers are directed to Management who will respond accordingly. Where relevant, Directors' queries and Management's responses are circulated to all Board members for their information.

d. *Company Secretary:* The Directors also have separate and independent access to the Company Secretary. The Company Secretary attends all Board meetings and minutes the proceedings. The role of the Company Secretary has been defined by the Board to include supervising, monitoring and advising on compliance by the Company with its Memorandum and Articles of Association, laws and regulations, and the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); communicating with relevant regulatory authorities and bodies and Shareholders on behalf of the Company; and performing such other duties of a company secretary, as required under laws and regulations or as specified in the SGX-ST Listing Manual or the Articles, or as required by the Chairman of SATS or the Chairman of any Board Committee or the Directors (or any of them), as the case may be. In addition, the Company Secretary assists the Chairman to ensure that there are good information flows within the Board and the Board Committees, and between senior management and the non-executive Directors. She facilitates orientation and assists with professional development as may be required. The appointment and removal of the Company Secretary are matters which are subject to the approval of the Board.

e. *Independent Advice:* The Directors have also approved a procedure for Directors, either individually or collectively, in furtherance of their duties, to take independent professional advice, if necessary, at the Company's expense.

2 BOARD COMMITTEES

The current Directors' membership on the Board Committees of the Company are as follows:

BOARD MEMBERS	BOARD MEMBERSHIP	BOARD EXECUTIVE COMMITTEE	AUDIT AND RISK MANAGEMENT COMMITTEE	NOMINATING COMMITTEE	REMUNERATION AND HUMAN RESOURCE COMMITTEE
Mr Cheng Wai Wing Edmund	Non-Executive Chairman & Independent	Chairman			Chairman
Mr Chew Choon Seng	Non-Executive & Non-Independent	Member			Member
Dr Richard Charles Helfer	Independent			Member	Member
Dr Hong Hai	Independent		Member	Chairman	
Mr Khaw Kheng Joo#	Independent				
Mr Ng Kee Choe	Independent	Member	Chairman		
Dr Ow Chin Hock*	Independent		Member		
Mr Tan Jiak Ngee Michael	Non-Independent		Member	Member	
Mr Yeo Chee Tong^	Independent				

Notes:

\# *Mr Khaw will be a member of the Nominating Committee upon Dr Helfer's retirement from the Board at the Company's AGM.*

* *Dr Ow will take over from Dr Hong as Chairman of the Nominating Committee when Dr Hong retires from the Board at the Company's AGM, and Dr Hong will cease to be a member of the Audit and Risk Management Committee at the same time.*

^ *Mr Yeo will be a member of the Remuneration and Human Resource Committee upon Dr Helfer's retirement from the Board at the Company's AGM.*

2.1 BOARD EXECUTIVE COMMITTEE

a. The Board Executive Committee currently comprises Mr Cheng Wai Wing Edmund (who is the Chairman of the Committee), Mr Chew Choon Seng and Mr Ng Kee Choe. 2 out of the Board Executive Committee's 3 members, including its Chairman, are independent Directors. The SATS Board Executive Committee is vested with the power to, *inter alia*, guide Management on business, strategic and operational issues, undertake an initial review of the 3 to 5 year forecast/business plan and annual capital and operating expenditure and manpower establishment budgets for the Group, grant initial or final approval (depending on the value of the transaction) of transactions of the Company or its subsidiaries relating to the acquisition or disposal of businesses, assets or undertakings, joint ventures, mergers, amalgamations or similar corporate transactions, open bank accounts, grant powers of attorney, affix the Company's seal, and nominate board members to the Company's subsidiaries and associated companies.

b. The Board Executive Committee is scheduled to meet once a quarter. Regular reports will be presented to it at each meeting on the performance of the Group's associated companies and joint ventures, and the operational performance of the Company, as well as a commercial update. During FY2005-06, the Board Executive Committee met 3 times and all its members attended the meeting. The CEO and COO are usually both present at the meetings of the Board Executive Committee.

2 BOARD COMMITTEES (CONT'D)

2.2 AUDIT AND RISK MANAGEMENT COMMITTEE

a. The Audit and Risk Management Committee comprises 4 members, of whom 3 including its Chairman, are independent Directors. The Chairman of the Audit and Risk Management Committee is Mr Ng Kee Choe, and its members are Dr Hong Hai, Dr Ow Chin Hock and Mr Tan Jiak Ngee Michael.

b. The Board is of the view that the Audit and Risk Management Committee has the necessary and appropriate expertise and experience to discharge their duties as members of the Audit and Risk Management Committee.

c. Under the Charter of the Audit and Risk Management Committee, its responsibilities include the review of the following:

   - quarterly and annual financial statements and financial announcements as required under the Listing Manual of the SGX-ST;
   - the audit plan, the external auditors' Management letter and the scope and results of the annual audit;
   - independence and objectivity of the external auditors, their appointment and reappointment and audit fee;
   - adequacy of the internal audit function, scope of internal audit work and audit programme;
   - effectiveness of the Company's material internal controls, on an annual basis with Management and the internal and/or external auditors;
   - the risk management function to ensure that it is adequately resourced, has appropriate standing within the Group, and has a direct line of reporting to the Chairman of the Audit and Risk Management Committee (with parallel reporting to the CEO);
   - the risk management policies, the types and level of risks undertaken by the Group in relation to its business strategy, and the practices adopted by Management to manage, prevent and mitigate risks including the processes and methodologies for identifying, evaluating, monitoring, managing and reporting significant risks affecting the Group's operations;
   - suspected fraud or irregularity or suspected infringement of any Singapore law, rule or regulation of which the Audit and Risk Management Committee is aware, which has or is likely to have a material impact on the Company's or Group's operating results or financial position, and the findings of any internal investigations and Management's response thereto; and
   - interested person transactions as required under the Listing Manual of the SGX-ST and the Company's Shareholders' mandate for interested person transactions.

   The Audit and Risk Management Committee is also tasked to perform all other functions and responsibilities of an audit committee that may be imposed by the Companies Act, the Listing Manual of the SGX-ST including the Code, and other relevant laws and regulations.

d. The Audit and Risk Management Committee has explicit authority to investigate any matter within its terms of reference, full access to and co-operation of Management, and has full discretion to invite any Director or executive officer to attend its meetings. It also has reasonable resources to discharge its functions.

e. The Audit and Risk Management Committee is required by its Charter to meet at least 4 times a year, with the internal and external auditors of the Company present, including at least once without the presence of Management. In FY2005-06, 4 meetings of the Committee were held. All the meetings were attended by all the members of the Committee except that Dr Ow Chin Hock was not able to attend the first Audit and Risk Management Committee meeting of FY2005-06.

2 BOARD COMMITTEES (CONT'D)

2.2 AUDIT AND RISK MANAGEMENT COMMITTEE (CONT'D)

f. The Audit and Risk Management Committee reviews the independence of the external auditors annually. It has also reviewed the nature and volume of non-audit services provided by its external auditors to the Group during FY2005-06, and the fees, expenses and emoluments provided to the external auditors, and is satisfied that they have no significant impact on the independence and objectivity of the external auditors.

2.3 NOMINATING COMMITTEE

a. Under the Nominating Committee's Charter adopted by the Board, the Nominating Committee's functions include the following:

- reviewing and making recommendations to the Board on the structure, size and composition of the Board;
- making recommendations to the Board regarding the process for selection of new Directors and identification of new Directors;
- making recommendations to the Board on re-nominations and re-elections of existing Directors;
- evaluating the independence of Directors;
- determining if Directors who hold directorships on other boards are able to and have been adequately carrying out their duties as Directors of the Company; and
- doing all things as may form part of the responsibilities of the nominating committee under the provisions of the Code.

b. At the end of FY2005-06, the Nominating Committee comprised 3 members, 2 of whom, including the Chairman, are independent Directors. The Nominating Committee is presently chaired by Dr Hong Hai, with the other members being Dr Richard Charles Helfer and Mr Tan Jiak Ngee Michael. The Nominating Committee met twice in FY2005-06, of which a meeting was conducted via teleconference. All its members attended both meetings.

c. The Nominating Committee has adopted principles for the determination of the Board size and composition and Directors' independence, based on the principles of the Code. The Nominating Committee is of the view that taking into account the nature and scope of the Company's operations, the current size of the Board is appropriate for the time being for the Board to discharge its duties and responsibilities effectively. The Nominating Committee is also satisfied that the Board comprises Directors who as a group provide core competencies such as accounting or finance, business or management experience, industry knowledge, strategic planning experience and customer-based experience or knowledge, required for the Board to be effective. The Nominating Committee's conclusions in this regard have been adopted by the Board.

d. The Nominating Committee is satisfied that all the Directors have been able to and have adequately carried out their duties as director notwithstanding their multiple board representations.

e. The Nominating Committee's determination as to which Directors are deemed independent or non-independent has been set out in Paragraph 1, sub-paragraph 1.2b above.

2 BOARD COMMITTEES (CONT'D)

2.4 REMUNERATION AND HUMAN RESOURCE COMMITTEE

a. The Remuneration and Human Resource Committee's terms of reference include the following:

- reviewing and recommending the remuneration framework for the Board (including Directors' fees and allowances);
- overseeing the terms of appointment, scope of duties and remuneration of the CEO and COO, as well as any other appointment of equivalent seniority to the CEO or COO within the Company, and the remuneration packages of those occupying the position of Vice-President and above within the Group;
- implementing and administering the Company's Employee Share Option Plan, the Restricted Share Plan and the Performance Share Plan (collectively the "**Share Plans**") in accordance with the prevailing rules of the Share Plans, requirements of the SGX-ST and applicable laws and regulations;
- overseeing the recruitment, promotion and distribution within the Group, of staff talent;
- reviewing, overseeing and advising on the structure, organization and alignment of the functions and management of the Group;
- reviewing succession planning of the Group;
- overseeing industrial relations matters; and
- doing all other things and exercising all other discretions as may form part of the responsibilities of the remuneration committee under the provisions of the Code.

b. The Remuneration and Human Resource Committee presently comprises 3 members, all of whom are non-executive Directors. It is chaired by Mr Cheng Wai Wing Edmund, an independent Director, and its other members are Mr Chew Choon Seng and Dr Richard Charles Helfer. Dr Helfer is also an independent Director. The Committee met 3 times during FY2005-06, and all its members were present.

3. ANNUAL REMUNERATION REPORT

3.1 DIRECTORS' REMUNERATION

a. The scale of fees and allowances proposed to be paid to Directors for FY2005-06 are as follows:

TYPE OF APPOINTMENT	SCALE OF FEES & ALLOWANCES
BOARD OF DIRECTORS	$
Basic Fee	40,000
Board Chairman's Allowance	25,000
Board Deputy Chairman's Allowance	20,000
AUDIT AND RISK MANAGEMENT COMMITTEE	
Committee Chairman's Allowance	24,000
Member's Allowance	12,000
OTHER BOARD COMMITTEES	
Committee Chairman's Allowance	12,000
Member's Allowance	8,000

3. ANNUAL REMUNERATION REPORT (CONT'D)

3.1 DIRECTORS' REMUNERATION (CONT'D)

Every Director will receive the basic fee. In addition, he will receive the Chairman's or Deputy Chairman's allowance if he was Chairman or Deputy Chairman of the Board respectively, as well as the relevant allowance (depending on whether he was Chairman or member of the relevant Board Committee) for each position he held on a Board Committee, during FY2005-06. If he occupied a position for part of FY2005-06, the fee or allowance payable will be prorated accordingly. The scale of fees and allowances remain unchanged from that for FY2004-05.

b. Based on the formula set out above, the total fees and allowances which each individual Director will receive in respect of FY2005-06 are as follows:

NAME OF DIRECTOR	TOTAL FEES AND ALLOWANCES ($)
Mr Cheng Wai Wing Edmund	89,000
Mr Chew Choon Seng**	76,000
Mr Barry Henry Patrick Desker#	15,671
Dr Hong Hai+	62,795
Dr Richard Charles Helfer	56,000
Mr Khaw Kheng Joo^	28,055
Mr Ng Kee Choe	72,000
Dr Ow Chin Hock	52,000
Mr Tan Jiak Ngee Michael	60,000
Mr Yeo Chee Tong@	Not applicable
Total fees and allowances payable to all Directors	**511,521**

Notes:

** *Directors' fees and allowances for Mr Chew Choon Seng, nominee director of SIA, are paid to SIA.*

Retired from the Board and vacated his position as Chairman of the Nominating Committee on 19 July 2005.

+ *Appointed as Chairman of the Nominating Committee with effect from 20 July 2005. Prior to that date, he was a member of the Nominating Committee.*

^ *Appointed to the Board on 19 July 2005.*

@ *Appointed to the Board on 19 May 2006, after FY2005-06.*

c. None of the immediate family members of a Director on the Board or of the CEO as at the end of FY2005-06 is employed by the Company or its related companies at a remuneration exceeding $150,000.00 during the year.

3. ANNUAL REMUNERATION REPORT (CONT'D)

3.2 KEY EXECUTIVES' REMUNERATION

a. The remuneration of the top 5 key executives* of the Group during FY2005-06 was as follows:

REMUNERATION BAND AND NAME OF KEY EXECUTIVE	SALARY (%)	BONUSES (%)		BENEFITS (%)	TOTAL (%)	SHARE OPTIONS+
		FIXED	VARIABLE#			
$500,001 - $750,000						
Ng Chin Hwee CEO	48	4	37	11	100	400,000
$250,000 - $500,000						
Karmjit Singh COO	57	5	26	12	100	94,000
Leong Kok Hong Senior Vice-President (Cargo)	64	6	26	4	100	70,000
Tan Chuan Lye Senior Vice-President (Catering)	64	6	26	4	100	81,500
BELOW $250,000						
Lim Cheng Yueh Andrew Ag. Senior Vice-President (Apron & Passenger Services)	65	5	25	5	100	31,000

Notes:

* *Remuneration information on Mr Chan Wai Leong John, Senior Vice-President (Corporate Business Planning & Development) has not been reflected as he joined SATS only in FY2006-07.*

\# *Includes profit-sharing bonus determined on an accrual basis for FY2005-06.*

\+ *Number of share options granted on 1 July 2005 under the Senior Executive Share Option Scheme exercisable at a price of $2.27 each.*

b. The remuneration bands above do not include the value of the share options granted on 1 July 2005.

c. Details of key executives can be found in the "**Key Management**" section of this Annual Report.

3.3 EMPLOYEE SHARE SCHEMES OF THE COMPANY

(I) SATS Employee Share Option Plan ("**Plan**")

The Plan comprises 2 schemes, namely:

(a) The Senior Executive Share Option Scheme for senior executives; and
(b) The Employee Share Option Scheme for all other employees.

Its objective is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is intended to attract, retain and motivate senior executives whose participation in policy and decision-making can influence the Company's performance and returns to Shareholders.

3. ANNUAL REMUNERATION REPORT (CONT'D)

3.3 EMPLOYEE SHARE SCHEMES OF THE COMPANY (CONT'D)

Options under the Plan ("**Options**") may be granted only to full-time and part-time employees of the Company or of its wholly-owned subsidiaries (other than subsidiaries whose shares become listed on a recognised stock exchange), who satisfy the eligibility criteria under the Plan.

Non-executive Directors of the Company are not eligible to be granted Options. Directors and employees of the Company's immediate holding company, SIA or of SIA's subsidiaries (other than the Company itself) are also not eligible as such to be granted Options. No controlling Shareholder (as defined in the Listing Manual of the SGX-ST) of the Company, or the associates (as so defined) of such controlling Shareholder, have been granted Options under the Plan. No grantee of Options under the Plan has received 5% or more of the total number of Options available under the Plan.

The aggregate nominal amount of shares over which Options may be granted on any date, when added to the nominal amount of shares issued and issuable in respect of all Options granted under the Plan, shall not exceed 15% of the total number of issued ordinary shares in the capital of the Company ("**Shares**") on the day preceding that date.

The maximum number of Shares over which Options may be granted under the Plan in each financial year to any employee, based on the Company's current issued share capital, ranges from 4,800 for administrative officers to 2,600 for employees other than administrative officers and supervisors, under the Employee Share Option Scheme. No maximum limit applies under the Senior Executive Share Option Scheme, in order to allow greater flexibility in putting together appropriate remuneration packages for senior executives.

The actual number of Options to be offered to any employee under the Plan will be determined by the Remuneration and Human Resource Committee at its absolute discretion after taking into account the employee's performance and/or other criteria as the Remuneration and Human Resource Committee may consider appropriate, subject to any applicable maximum limits.

The exercise price for each Share on exercise of an Option shall be the average of the last dealt prices for the Shares (as determined by reference to the daily official list or any other publication published by the SGX-ST) for the 5 consecutive market days immediately preceding the date of grant of the Option. No Options are granted on the basis that the exercise price is at a discount to the market price for the relevant period.

Options granted may be exercised in whole or in part during the period commencing on the first anniversary of the date of grant and expiring on its tenth anniversary, subject to the following vesting schedule:

(i) for senior executives, 25% of the total amount of the grant will vest on each of the first to fourth anniversaries of the date of grant; and

(ii) for all other employees, the grant of Options will vest on the second anniversary of the date of grant.

Please refer to pages 72, 73 and 97 to 100 of this Annual Report for more details on the Plan.

3. ANNUAL REMUNERATION REPORT (CONT'D)

3.3 EMPLOYEE SHARE SCHEMES OF THE COMPANY (CONT'D)

(II) SATS Restricted Share Plan ("**RSP**") and SATS Performance Share Plan ("**PSP**")

In addition to the Plan, the Company had introduced two new share plans, the RSP and the PSP, which were approved by shareholders at the Extraordinary General Meeting of the Company held on 19 July 2005. These plans were introduced with a view to further strengthening the Company's competitiveness in attracting and retaining talented key senior management and senior executives. The RSP and the PSP aim to more directly align the interests of key senior management and senior executives with the interests of Shareholders, to improve performance and achieve sustainable growth for the Company in the changing business environment, and to foster a greater ownership culture amongst key senior management and senior executives. These plans contemplate the award of fully paid Shares, when and after pre-determined performance or service conditions are accomplished. Non-executive Directors of the Group are not eligible to participate in the RSP and PSP.

The RSP serves as an additional motivational tool to recruit and retain talented senior executives as well as to reward for Company and individual performance. In addition, it enhances the Group's overall compensation packages, strengthening the Group's ability to attract and retain high performing talent. The PSP is targeted at a select group of key senior management who shoulder the responsibility for the Company's performance and who are able to drive the growth of the Company through innovation, creativity and superior performance. Awards under the PSP are performance-based, with performance targets to be based on medium-term corporate objectives covering market competitiveness, quality of returns, business growth and productivity growth. The performance targets are stretched targets based on criteria such as total shareholders' return, economic value added, market share, market ranking or return on sales.

Awards granted under the RSP, which is intended to apply to a broader base of senior executives, will vest only after the satisfactory completion of time-based service conditions, that is, after the participant has served the Group for a specified number of years (time-based restricted awards) or, where the award is performance-based (performance-based restricted awards), after a further period of service beyond the performance target completion date. No minimum vesting periods are prescribed under the RSP, and the length of the vesting period(s) in respect of each award will be determined on a case-by-case basis. SATS intends to award performance-based restricted awards to ensure that the earning of Shares under the RSP is aligned with the pay-for-performance principle. The use of time-based restricted awards will only be made on a case-by-case basis where business needs justify such awards. Awards granted under the PSP differ from that of the RSP in that an extended vesting period is usually (though not always) imposed for performance-based restricted awards granted under the RSP beyond the performance target completion date, that is, they also incorporate a time-based service condition as well, to encourage participants to continue serving the Group beyond the achievement date of the pre-determined performance targets.

The selection of a participant and the number of Shares which he would be awarded under the RSP will be determined at the absolute discretion of the Remuneration and Human Resource Committee, which will take into account criteria such as his rank, job performance, creativity, innovativeness, entrepreneurship, years of service and potential for future development, his contribution to the success and development of the Group and, if applicable, the extent of effort and resourcefulness required to achieve the performance target(s) within the performance period.

Under the RSP and the PSP, the Remuneration and Human Resource Committee has the discretion to determine whether the performance condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Remuneration and Human Resource Committee has the right to make reference to the audited results of the Company or the Group to take into account such factors as the Remuneration and Human Resource Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend the performance target(s) if the Remuneration and Human Resource Committee decides that a changed performance target would be a fairer measure of performance.

3. ANNUAL REMUNERATION REPORT (CONT'D)

3.3 EMPLOYEE SHARE SCHEMES OF THE COMPANY (CONT'D)

The aggregate number of Shares which may be issued pursuant to awards granted under the RSP or the PSP, when added to the number of new Shares issued and issuable in respect of all Options granted under the Plan, and all awards under the RSP and the PSP, shall not exceed 15% of the total number of issued ordinary Shares in the capital of the Company on the day preceding the relevant date of award.

There have been no awards under the RSP or the PSP since the adoption of the RSP and the PSP.

4. ACCOUNTABILITY AND AUDIT

4.1 INTERNAL CONTROLS

a. The Board recognizes the importance of a sound system of internal controls to safeguard Shareholders' interests and investments and the Company's assets, and manage risks. The Board affirms its overall responsibility for the Group's systems of internal controls and risk management, and for reviewing the adequacy and integrity of those systems.

b. To this end, the Audit and Risk Management Committee provides the Board-institutionalized oversight of the Company's risk management structure and processes, and reviews the effectiveness of the Group's internal controls (please see Paragraph 2, sub-paragraph 2.2 above).

c. The "**Internal Controls Statement**" section in this Annual Report sets out details of the Company's system of internal controls and risk management structure and processes, and the Board's views on the adequacy of the Company's internal controls.

d. The Company has also put in place a "Policy on Reporting Wrongdoing" to institutionalize some procedures on reporting possible improprieties involving the Company, and for allowing independent investigation of such matters and appropriate follow-up action. A dedicated email account and telephone hotline have been set up to allow employees who discover or suspect impropriety to report the same.

4.2 INTERNAL AUDIT

The Company's internal audit function is undertaken by SIA's Internal Audit department. It is designed to provide reasonable assurance on the adequacy and effectiveness of controls over operations, reliability of financial information and compliance with the Company's policies and procedures, applicable laws and regulations. At present, the internal auditors' primary line of reporting is to the Audit and Risk Management Committee and the internal auditors issue summaries of its findings and reports to the Audit and Risk Management Committee at least 4 times a year. Copies of the internal auditors' detailed reports are also sent to the CEO. In situations where the audit work to be carried out by SIA's Internal Audit department could give rise to potential conflicts of interest, such as audit work relating to transactions between the Company and SIA, the Audit and Risk Management Committee may authorize such audit work to be carried out by an independent third party as it deems appropriate. SIA's Internal Audit Department meets the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors.

5. COMMUNICATIONS WITH SHAREHOLDERS

a. The Company strives to convey to Shareholders pertinent information in a clear, forthcoming, detailed, timely manner and on a regular basis and takes into consideration their views and inputs, to address Shareholders' concerns. While the Company's Investor Relations department communicates with analysts regularly, the Company monitors the dissemination of material information to ensure that it is made publicly available on a timely and non-selective basis Material information is published via SGXNET and on the Company's website, and where appropriate, through media releases.

b. The Company's dedicated Investor Relations department manages the dissemination of corporate information to the media, the public, as well as institutional investors and public Shareholders, and promotes relations with and acts as a liaison point for such entities and parties. More details of the Company's investor relations programme can be found in the "**Investor Relations Programme**" section of this Annual Report.

c. While Shareholders have a right to appoint up to 2 proxies to attend and vote at General Meetings on their behalf, the Articles currently do not provide for Shareholders to vote at General Meetings in absentia such as by mail, email or fax. The Company will consider implementing the relevant amendment to the Articles if the Board is of the view that there is a demand for the same, and after the Company has evaluated and put in place the necessary security and other measures to facilitate absentia voting and protect against errors, fraud and other irregularities.

d. Chairmen of the Board Executive, Audit and Risk Management, Nominating, and Remuneration and Human Resource Committees, or members of the respective Committees standing in for them, as well as the external auditors, will be present and available to address questions at the AGM.

6. SECURITIES TRANSACTIONS

As recommended by the SGX-ST's Best Practices Guide, the Company has institutionalized a policy and guidelines on dealings in the securities of the Company and the other SIA group companies, which have been disseminated to employees of the Group and Directors of the Group. The policy and guidelines restrict certain employees (all administrative officers and employees of managerial grade, and certain other employees in departments which are likely to be privy to confidential material price-sensitive information, such as the Legal, Finance and Business Planning and Development departments) from trading in the Company's securities during the period falling 2 weeks prior to each announcement of its quarterly financial results by the Company and a month prior to each announcement of full year financial results by the Company. The policy and guidelines also remind employees and Directors of the Group to be mindful of the insider trading prohibitions under the Securities and Futures Act whenever trading in the Company's or any other corporation's securities.

Internal Controls Statement

RESPONSIBILITY

In line with the Singapore Code of Corporate Governance 2005, SATS' Board of Directors is continuously committed to maintaining a sound system of internal controls for the Company and its subsidiaries (collectively, the "**Group**") and is pleased to provide the internal controls statement that describes the nature and scope of the Group's continuous activities during the year in maintaining high standards of risk management and internal controls enabling the Group to achieve its corporate objectives. The Group's risk management framework enhances its performance to benefit its shareholders, employees, business partners and other stakeholders.

The Board affirms its ultimate responsibility for the system of internal controls maintained by the Group and for reviewing its effectiveness. This system by its nature can only provide reasonable, but not absolute, assurance regarding:

- the safeguarding and protection of the Group's assets against unauthorised or improper use or disposal;
- protection against material misstatements or losses;
- the maintenance of proper accounting records;
- the reliability of financial information used within the business and for publication;
- the compliance with appropriate legislations, regulations and best practices; and
- the identification and containment of business risks.

The Board is assisted by the Audit and Risk Management Committee ("**ARMC**") to review the effectiveness of the system of internal controls. In doing so, the ARMC considers the results of the risk management and audit activities carried out for the Group. More information on the ARMC's authorities and duties can be found in the "Corporate Governance" section of this Annual Report.

RISK MANAGEMENT ORGANIZATIONAL STRUCTURE

The ARMC which is made up of 4 Directors, a majority of whom are independent, and which is chaired by an independent non-executive Director, is assisted by the SATS Group Risk Management Committee ("**SGRMC**") in overseeing the management of risks within the Group.

The SGRMC is vested with specific accountability for reviewing the system of risk management encompassing business continuity management and for reporting key risks and their associated mitigating factors to the ARMC, for considering what changes to risk management and control processes, and methodologies of risk management, should be recommended, and for ensuring that processes and the methodologies of risk management are put in place.

A centralized Risk Management Services Department headed by the Group's Risk Manager which has a direct line of reporting to the Chairman of the ARMC with parallel reporting to the President and Chief Executive Officer of SATS, coordinates and facilitates the risk management processes within the Group. It provides support to the SGRMC in carrying out its functions.

The SGRMC is represented at biannual meetings with the Group Risk Management Committee of Singapore Airlines Limited ("**SIA**"), the Company's immediate holding company. Both these committees and the risk management services departments of SIA and SATS share information to facilitate an integrated SIA group-wide approach to risk management.

The Group has formalized its risk management reporting structure as depicted in the diagram on the next page with the establishment of risk management committees to the level of its operating subsidiaries, joint ventures and associated companies, each with its assigned responsibilities and objectives. Additionally, there are established and effective channels of communications for individuals to report on any wrongdoing or impropriety.

RISK MANAGEMENT ORGANIZATIONAL STRUCTURE (CONT'D)


SATS Board of Directors
Audit and Risk Management Committee (ARMC)
SATS Group Risk Management Committee (SGRMC)
Risk Management Committees of Holding Company/Subsidiaries/Joint Ventures/Associated Companies
SATS Risk Management Services Department
SIA Group Risk Management Committee

CONTROL ENVIRONMENT AND CONTROL ACTIVITIES

The Board is fully committed to ensuring that a proper control environment is maintained within the Group. The Group has an established risk management framework in place. The key features of the control environment in which the Group operates and which governs its activities include:

- comprehensive terms of reference for Management and the Board's various committees;
- written policies, procedures and guidelines including guidelines on matters requiring the Board's approval which are subjected to regular review and improvement;
- clearly defined roles and responsibilities including authorization levels for all aspects of the business that are set out in the authority matrix;
- effective organizational and risk management structures in place;
- effective Business Continuity Management capability that meets the nature, scale and complexity of the Group's businesses;
- comprehensive budgeting process where operating units prepare budgets for the coming year that are approved both by Management and by the Board; and
- the Group's key insurance coverage is taken up under the umbrella of the SIA Group insurance programme the adequacy of which is reviewed on a yearly basis.

CONTROL ENVIRONMENT AND CONTROL ACTIVITIES (CONT'D)

The Group has well established internal audit, compliance and risk management functions. The Company's internal audit function provides an independent resource and perspective to the ARMC, on the processes and controls that help to safeguard against or mitigate major risks, particularly those which may have material financial impact on the Company. There are formal procedures in place for both internal and external auditors to report independently their conclusions and recommendations to Management and the ARMC.

Recently the Group revised its policy on receiving gifts in line with good practices. The Group also adopted a policy on reporting of wrongdoing to further increase corporate accountability. This whistle-blowing programme entails the necessary arrangements for the protection of whistle-blowers.

All banking and finance transactions undertaken by the Group must be properly authorized, including the opening of new bank accounts and the taking up of any proposed credit facilities. The Group has its own approval limits and procedures for every banking and finance transaction, having regard to the nature of the transaction concerned. These approval limits and procedures are updated from time to time and are available on request to the bankers of and lenders to the Group.

An integral part of risk management is the carrying out of the Control Self Assessment ("**CSA**") process through which internal control effectiveness is examined and assessed with the objective to provide reasonable assurance that all business objectives will be met. The minimum acceptable controls set out in the CSA questionnaires were reviewed for effectiveness and applicability, and revised accordingly.

Selected business continuity/contingency plans were tested during the financial year under review. Senior Managers who owned business continuity plans that address the key risks of the Group made formal presentations to Risk Management Committees and Senior Management on their crisis preparedness. A working team was set up during the year to look into the planning of the Group's crisis management directorate for improvement and effectiveness. The objective of this directorate is to oversee and provide strategic direction for the management of crises.

RISK ASSESSMENT

The internal control system involves each business and key Management from each business, and the Board, and is designed to meet the Group's particular needs and to manage the risks to which it is exposed.

There is an on-going process to identify, assess, monitor and manage significant risks that will impede the achievement of the Group's objectives. The risk management process, which has been put in place throughout the year and up to the date of this statement, is firmly embedded within the Group's business operations and is every employee's responsibility.

In the risk identification process, all possible risks are identified and analysed. It includes risks that are not directly quantifiable in financial terms such as the Group's image/reputation, security, environment, health and safety, service quality, information communication and technology, and competition issues. The categorisation of risks based on probability and impact of a preset scale enables the Group to allocate its resources to deal with the different levels of business risks.

MONITORING

The ARMC, which is assisted by the SGRMC in overseeing the management of risks within the Group, reviews the activities of the SGRMC. A regular status report and update on risk management initiatives, processes and exercises is presented to and reviewed by the ARMC on a quarterly basis. Management or the SGRMC will report to the ARMC on any major changes to the business and external environment that affect the Group's key risks, and the ARMC will in turn report the same to the Board if it considers the matter sufficiently significant to do so.

The ARMC is also provided with the necessary CSA and audit reports for its review. The CSA reports provide the ARMC with a formal documented process in which Management and/or work teams are directly involved in the business functions. It addresses the Board's needs in meeting their responsibilities through reporting on internal controls and risks in core areas of the business.

The Risk Management Committees at the group, subsidiary and joint venture levels meet regularly to review risk and control matters including ascertaining that effective follow up procedures are in place to ensure that appropriate change and action occurs in response to changes in risk and control assessments. These Risk Management Committees review the results and monitor the progress of the CSA exercise prior to the ARMC's review.

Written assurances and representations together with an attached checklist of key elements of internal controls approved by the Board, have been obtained from all the executive heads of all the Company's operating subsidiaries as well as from the Chairman, Board, executive head or other appropriate officer of all of the Company's active associated companies, that their respective companies' internal controls were adequate during the financial year under review.

CONCLUSION

The Board believes that, in the absence of any evidence to the contrary, taking into account the views of the ARMC in the exercise of their responsibilities under its Charter, the system of internal controls including financial, operational and compliance controls, and risk management system maintained by the Group's Management and that was in place throughout FY2005-06 and up to and as of the date of this Annual Report, provides reasonable, but not absolute, assurance against material financial misstatement or loss, and on the whole is adequate to meet the needs of the Group in its current business environment.

Investor Relations Programme

The SATS' Investor Relations programme focuses on the transparency of disclosure and prompt dissemination of information. SATS has a team which organizes press and investment analyst briefings to keep shareholders, analysts, fund managers and the media abreast of the Group's strategies, key developments and performance.

Information is disseminated through various channels:

CORPORATE LITERATURE

- The annual report, which is distributed in June, aims to provide a comprehensive coverage of the Group's business performance in the past financial year.

- Newsletters which are distributed to employees, clients and associates. These are available on a monthly basis and electronic versions are put on the corporate website www.sats.com.sg.

- News releases which announce the latest important events relating to the Group are distributed to the local and international media, and the investment community through the SGXNet. The releases are also posted on the corporate website.

- The corporate website has a section on "Investor Relations" containing key corporate information, financial data, annual reports and operational statistics. The information is currently hosted by the investor relations portal, www.irasia.com.

DIRECT MEETINGS

- The Group maintains direct dialogue with investors, potential investors, analysts and media through investor meetings, results briefings and the annual general meeting. Senior management meet up regularly with institutional investors and analysts frequently to update them on the Group's strategies, performance and activities. In FY2005-06, 44 investor and analyst meetings were organized, an increase over the 38 meetings held in FY2004-05.

- During FY2005-06, SATS participated in several investor conferences organized by investment banks and research houses, both locally and abroad. In addition, management also went on a non-deal road show (London, New York, Boston, San Francisco and Hong Kong) from 26 June to 5 July 2005 to meet with existing and potential investors.

ANNOUNCEMENT OF FINANCIAL RESULTS

- Quarterly announcements of the Group's financial results are published through news releases and announcements issued to the media and investment community and are posted on the corporate website and www.irasia.com.

- Results briefings attended by institutional investors, analysts and the media are organized after the release of the 2nd quarter (half-year) and year-end (full year) results with the senior management team present to answer questions.

ANNUAL GENERAL MEETING

- The Annual General Meeting is held in July. SATS Board members attend the Annual General Meeting where shareholders present are given an opportunity to clarify or question the company on issues pertaining the resolutions proposed to be passed. The senior management and external auditors are also present to assist the Directors in answering questions from shareholders.

Financials

Contents

Report By The Board Of Directors

The directors have pleasure in presenting their report together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2006.

1. DIRECTORS OF THE COMPANY

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing	-	Chairman
Chew Choon Seng	-	Deputy Chairman
Richard Charles Helfer		
Hong Hai		
Khaw Kheng Joo	-	appointed on 19.7.2005
Ng Kee Choe		
Ow Chin Hock		
Michael Tan Jiak Ngee		

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company other than wholly-owned subsidiary companies, as stated below:

	Direct Interest		Deemed Interest	
Name Of Director	**1.4.2005 / Date Of Appointment**	**31.3.2006**	**1.4.2005 / Date Of Appointment**	**31.3.2006**
INTEREST IN SINGAPORE AIRLINES LIMITED				
Ordinary shares				
Chew Choon Seng	214,000	214,000	-	-
Hong Hai	20,000	20,000	-	-
Michael Tan Jiak Ngee	79,600	25,600	-	-
Options to subscribe for ordinary shares				
Chew Choon Seng	834,000	1,074,000	-	-
Michael Tan Jiak Ngee	606,000	454,000	-	-
INTEREST IN SINGAPORE AIRPORT TERMINAL SERVICES LIMITED				
Ordinary shares				
Chew Choon Seng	10,000	10,000	-	-
Richard Charles Helfer	11,000	11,000	-	-
Ng Kee Choe	11,000	11,000	-	-
Michael Tan Jiak Ngee	16,000	16,000	-	-
INTEREST IN SIA ENGINEERING COMPANY LIMITED				
Ordinary shares				
Chew Choon Seng	20,000	20,000	-	-
Michael Tan Jiak Ngee	41,000	41,000	-	-

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	1.4.2005 / Date Of Appointment	31.3.2006	1.4.2005 / Date Of Appointment	31.3.2006
INTEREST IN SINGAPORE TELECOMMUNICATIONS LIMITED				
Ordinary shares				
Chew Choon Seng	11,040	11,040	-	-
Hong Hai	51,430	51,430	1,430	1,430
Khaw Kheng Joo	-	-	190	190
Ng Kee Choe	1,620	1,620	1,620	1,620
Ow Chin Hock	12,520	12,520	-	11,643
Michael Tan Jiak Ngee	6,260	6,260	-	-
INTEREST IN SNP CORPORATION LIMITED				
Ordinary shares				
Edmund Cheng Wai Wing	35,000	35,000	-	-
Options to subscribe for ordinary shares				
Edmund Cheng Wai Wing	80,000	135,000	-	-
INTEREST IN SMRT CORPORATION LIMITED				
Ordinary shares				
Chew Choon Seng	50,000	50,000	-	-
INTEREST IN ST ASSEMBLY TEST SERVICES LIMITED				
Ordinary shares				
Hong Hai	10,000	-	-	-
INTEREST IN CHARTERED SEMICONDUCTOR MANUFACTURING LIMITED				
Ordinary shares				
Hong Hai	4,000	-	-	-
Ow Chin Hock	-	-	-	10,000
INTEREST IN SEMBCORP INDUSTRIES LIMITED				
Ordinary shares				
Edmund Cheng Wai Wing	-	-	5,000	20,400
INTEREST IN MAPLETREE LOGISTICS TRUST MANAGEMENT LIMITED				
Unit holdings in Mapletree Logistics Trust				
Edmund Cheng Wai Wing	-	220,000	-	-
Richard Charles Helfer	-	19,000	-	-
INTEREST IN VERTEX TECHNOLOGY FUND (II) LIMITED				
Ordinary shares				
Ng Kee Choe	50	50	-	-
Redeemable preference shares				
Ng Kee Choe	50	50	-	-

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	1.4.2005 / Date Of Appointment	31.3.2006	1.4.2005 / Date Of Appointment	31.3.2006
SP AUSNET				
Stapled Securities				
Ng Kee Choe	-	150,000	-	-
Ow Chin Hock	-	-	-	4,000

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2006.

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. DIRECTORS' CONTRACTUAL BENEFITS

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company which the director has a substantial financial interest.

4. OPTIONS ON SHARES IN THE COMPANY

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an extraordinary general meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at extraordinary general meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing	-	Chairman
Chew Choon Seng	-	Member
Richard Charles Helfer	-	Member

4. OPTIONS ON SHARES IN THE COMPANY (CONT'D)

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 16,425,100 unissued ordinary shares in the Company at an exercise price of $2.27 per share.

At the end of the financial year, options to take up 59,863,300 unissued ordinary shares in the Company were outstanding:

Date Of Grant	Balance At 1.4.2005/ *Date Of Grant	Lapsed	Exercised	Not Accepted	Balance At 31.3.2006	Exercise Price	Exercisable Period
28.3.2000	17,288,300	232,800	899,100	-	16,156,400	S$2.20	28.3.2001 - 27.3.2010
3.7.2000	7,696,450	92,900	3,091,200	-	4,512,350	S$1.80	3.7.2001 - 2.7.2010
2.7.2001	2,361,950	13,100	995,950	-	1,352,900	S$1.24	2.7.2002 - 1.7.2011
1.7.2002	5,556,050	22,100	2,456,100	-	3,077,850	S$1.60	1.7.2003 - 30.6.2012
1.7.2003	13,661,800	26,000	10,578,150	-	3,057,650	S$1.47	1.7.2004 - 30.6.2013
1.7.2004	16,192,300	164,200	33,150	-	15,994,950	S$2.09	1.7.2005 - 30.6.2014
1.7.2005	16,425,100	154,600	-	559,300	15,711,200	S$2.27	1.7.2006 - 30.6.2015
	79,181,950	705,700	18,053,650	559,300	59,863,300		

* Balance at date of grant for the most recent grant

5. AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Report on Corporate Governance.

6. AUDITORS

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 5th day of May 2006

Statement By The Directors
Pursuant To Section 201(15)

We, EDMUND CHENG WAI WING and CHEW CHOON SENG, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the accompanying consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company, together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2006, the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date; and

b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 5th day of May 2006

Auditors' Report
To The Members Of Singapore Airport Terminal Services Limited

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the "Company") and its subsidiaries (collectively, the "Group") set out on pages 76 to 125 for the year ended 31 March 2006. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2006, changes in equity of the Group and of the Company, the results and cash flows of the Group for the financial year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

SINGAPORE
Dated this 5th day of May 2006

Consolidated Profit And Loss Account

For The Year Ended 31 March 2006 (In $ Thousands)

		GROUP	
	Notes	2005-06	Restated 2004-05
REVENUE	4	**932,027**	975,733
EXPENDITURE			
Staff costs	5	**(408,054)**	(432,936)
Cost of raw materials		**(79,554)**	(89,464)
Licensing fees		**(59,065)**	(64,154)
Depreciation and amortisation charges		**(65,279)**	(63,198)
Company accommodation and utilities		**(58,891)**	(58,341)
Other costs		**(77,144)**	(73,450)
		(747,987)	(781,543)
OPERATING PROFIT	6	**184,040**	194,190
Interest on borrowings	7	**(6,286)**	(3,852)
Interest income	8	**9,240**	3,278
Dividend from long-term investment, gross		**628**	579
Share of profits of associated companies		**57,308**	50,489
(Loss)/gain on disposal of fixed assets		**(309)**	152
Amortisation of goodwill		**-**	(78)
Amortisation of deferred income		**1,408**	1,381
PROFIT BEFORE EXCEPTIONAL ITEM		**246,029**	246,139
Exceptional item	9	**-**	(28,824)
PROFIT BEFORE TAXATION		**246,029**	217,315
Taxation	10	**(56,810)**	(49,184)
PROFIT AFTER TAXATION		**189,219**	168,131
PROFIT ATTRIBUTABLE TO:			
EQUITY HOLDERS OF THE COMPANY		**188,624**	167,795
Minority interests		**595**	336
PROFIT AFTER TAXATION		**189,219**	168,131
Basic earnings per share (cents)	11	**18.2**	16.5
Diluted earnings per share (cents)	11	**18.1**	16.3

The notes on pages 82 to 125 form an integral part of the financial statements.

Balance Sheets

At 31 March 2006 (In $ Thousands)

	Notes	GROUP 31.3.2006	GROUP Restated 31.3.2005	COMPANY 31.3.2006	COMPANY Restated 31.3.2005
SHARE CAPITAL AND RESERVES					
SHARE CAPITAL	13	**179,812**	147,079	**179,812**	147,079
RESERVES					
Revenue reserve		**1,018,136**	911,613	**760,555**	589,622
Foreign currency translation reserve		**(9,572)**	(7,954)	**-**	-
Share-based compensation reserve	14	**10,025**	7,523	**10,025**	7,523
Fair value reserve	14	**(76)**	-	**(76)**	-
Statutory reserve		**4,117**	2,726	**-**	-
		1,022,630	913,908	**770,504**	597,145
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		**1,202,442**	1,060,987	**950,316**	744,224
MINORITY INTERESTS		**3,327**	2,845	**-**	-
TOTAL EQUITY		**1,205,769**	1,063,832	**950,316**	744,224
DEFERRED TAXATION	15	**69,001**	76,443	**36,880**	40,408
NOTES PAYABLE	16	**200,000**	200,000	**200,000**	200,000
LOAN FROM IMMEDIATE HOLDING COMPANY	17	**-**	43,024	**-**	43,024
TERM LOANS	18	**3,940**	4,270	**-**	-
DEFERRED INCOME	19	**26,254**	28,086	**26,209**	27,996
		1,504,964	1,415,655	**1,213,405**	1,055,652
Represented by:					
FIXED ASSETS	20				
Leasehold land and buildings		**522,938**	548,383	**506,580**	531,968
Progress payments		**3,304**	12,310	**360**	259
Others		**142,954**	157,517	**1,120**	1,445
		669,196	718,210	**508,060**	533,672
SUBSIDIARY COMPANIES	21	**-**	-	**43,275**	43,275
LONG-TERM INVESTMENT	22	**7,886**	7,886	**7,886**	7,886
ASSOCIATED COMPANIES	23	**346,213**	324,555	**273,885**	272,424
INTANGIBLE ASSETS	24	**14,485**	18,392	**190**	514
LOAN TO THIRD PARTY	25	**-**	43,024	**-**	43,024
CURRENT ASSETS					
Trade debtors	26	**46,352**	53,780	**1,321**	1,139
Other debtors	27	**9,022**	16,512	**5,342**	12,725
Related companies	28	**352,619**	204,522	**283,866**	159,920
Associated companies	23	**371**	1,072	**371**	1,072
Stocks	29	**13,240**	10,938	**226**	261
Loan to third party	25	**42,355**	-	**42,355**	-
Short-term non-equity investments		**48,932**	37,750	**48,932**	37,750
Bank fixed deposits		**151,490**	139,341	**150,240**	138,841
Cash and bank balances		**19,110**	17,218	**9,721**	9,089
		683,491	481,133	**542,374**	360,797
Less:					
CURRENT LIABILITIES					
Loan from immediate holding company	17	**42,355**	-	**42,355**	-
Term loans	18	**778**	893	**-**	-
Trade creditors		**107,044**	110,605	**17,939**	16,140
Other creditors	31	**5,954**	8,945	**1,681**	4,509
Related companies	28	**-**	-	**86,168**	170,577
Provision for taxation		**59,782**	56,261	**14,122**	14,714
Bank overdraft - secured	32	**394**	841	**-**	-
		216,307	177,545	**162,265**	205,940
NET CURRENT ASSETS		**467,184**	303,588	**380,109**	154,857
		1,504,964	1,415,655	**1,213,405**	1,055,652

The notes on pages 82 to 125 form an integral part of the financial statements.

Statements Of Changes In Equity

For The Year Ended 31 March 2006 (In $ Thousands)

	Note	Share Capital	Share Premium	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
		Attributable To Equity Holders Of The Company									
GROUP											
Balance at 31 March 2005, as previously reported		102,784	44,295	919,418	-	-	2,726	(1,107)	1,068,116	2,845	1,070,961
Effects of adopting											
- FRS 102		-	-	(7,523)	7,523	-	-	-	-	-	-
- FRS 103		-	-	(282)	-	-	-	-	(282)	-	(282)
- FRS 21 (revised)		-	-	-	-	-	-	(6,847)	(6,847)	-	(6,847)
Balance at 31 March 2005, as restated		102,784	44,295	911,613	7,523	-	2,726	(7,954)	1,060,987	2,845	1,063,832
Effects of adopting											
- FRS 21 (revised)		-	-	-	-	-	-	2,057	2,057	-	2,057
- FRS 39		-	-	2,413	-	-	-	-	2,413	7	2,420
		102,784	44,295	914,026	7,523	-	2,726	(5,897)	1,065,457	2,852	1,068,309
Transfer to share capital		44,295	(44,295)	-	-	-	-	-	-	-	-
		147,079	-	914,026	7,523	-	2,726	(5,897)	1,065,457	2,852	1,068,309
Share-based payment		-	-	-	6,909	-	-	-	6,909	-	6,909
Share options exercised		32,733	-	-	(4,340)	-	-	-	28,393	-	28,393
Share options lapsed		-	-	-	(67)	-	-	-	(67)	-	(67)
Transfer to statutory reserve		-	-	(1,391)	-	-	1,391	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(3,675)	(3,675)	-	(3,675)
Net fair value changes on available-for-sale assets		-	-	-	-	(76)	-	-	(76)	-	(76)
Net gain/(loss) not recognised in the profit and loss account		-	-	(1,391)	-	(76)	1,391	(3,675)	(3,751)	-	(3,751)
Profit for the year		-	-	188,624	-	-	-	-	188,624	595	189,219
Dividends, net	12	-	-	(83,123)	-	-	-	-	(83,123)	(120)	(83,243)
Balance at 31 March 2006		179,812	-	1,018,136	10,025	(76)	4,117	(9,572)	1,202,442	3,327	1,205,769

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

The notes on pages 82 to 125 form an integral part of the financial statements.

Statements Of Changes In Equity
For The Year Ended 31 March 2006 (In $ Thousands)

	Note	Attributable To Equity Holders Of The Company									
		Share Capital	Share Premium	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
GROUP											
Balance at 31 March 2004, as previously reported		100,601	8,726	1,113,068	-	-	2,528	3,171	1,228,094	2,509	1,230,603
Effects of adopting											
- FRS 102		-	-	(1,552)	1,552	-	-	-	-	-	-
Balance at 31 March 2004, as restated		100,601	8,726	1,111,516	1,552	-	2,528	3,171	1,228,094	2,509	1,230,603
Effects of adopting											
- FRS 103		-	-	(282)	-	-	-	-	(282)	-	(282)
- FRS 21 (revised)		-	-	-	-	-	-	(6,847)	(6,847)	-	(6,847)
Share-based payment		-	-	-	5,971	-	-	-	5,971	-	5,971
Share options exercised		2,183	35,569	-	-	-	-	-	37,752	-	37,752
Transfer to statutory reserve		-	-	(198)	-	-	198	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(4,278)	(4,278)	-	(4,278)
Net gain/(loss) not recognised in the profit and loss account		-	-	(198)	-	-	198	(4,278)	(4,278)	-	(4,278)
Profit for the year		-	-	167,795	-	-	-	-	167,795	336	168,131
Dividends, net	12	-	-	(367,218)	-	-	-	-	(367,218)	-	(367,218)
Balance at 31 March 2005		102,784	44,295	911,613	7,523	-	2,726	(7,954)	1,060,987	2,845	1,063,832

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

The notes on pages 82 to 125 form an integral part of the financial statements.

Statements Of Changes In Equity

For The Year Ended 31 March 2006 (In $ Thousands)

	Note	Share Capital	Share Premium	Revenue Reserve	Share-Based Compensation Reserve	Fair Value Reserve	Total Equity
COMPANY							
Balance at 31 March 2005, as previously reported		102,784	44,295	590,125	-	-	737,204
Effects of adopting							
- FRS 102		-	-	(503)	7,523	-	7,020
Balance at 31 March 2005, as restated		102,784	44,295	589,622	7,523	-	744,224
Effects of adopting							
- FRS 39		-	-	30	-	-	30
		102,784	44,295	589,652	7,523	-	744,254
Transfer to share capital		44,295	(44,295)	-	-	-	-
		147,079	-	589,652	7,523	-	744,254
Net fair value changes on available-for-sale assets		-	-	-	-	(76)	(76)
Share-based payment		-	-	-	6,909	-	6,909
Share options exercised		32,733	-	-	(4,340)	-	28,393
Share options lapsed		-	-	-	(67)	-	(67)
Profit for the year		-	-	254,026	-	-	254,026
Dividends, net	12	-	-	(83,123)	-	-	(83,123)
Balance at 31 March 2006		179,812	-	760,555	10,025	(76)	950,316
Balance at 31 March 2004, as previously reported		100,601	8,726	689,723	-	-	799,050
Effects of adopting							
- FRS 102		-	-	(90)	1,552	-	1,462
Balance at 31 March 2004, as restated		100,601	8,726	689,633	1,552	-	800,512
Share-based payment		-	-	-	5,971	-	5,971
Share options exercised		2,183	35,569	-	-	-	37,752
Profit for the year		-	-	267,207	-	-	267,207
Dividends, net	12	-	-	(367,218)	-	-	(367,218)
Balance at 31 March 2005		102,784	44,295	589,622	7,523	-	744,224

The notes on pages 82 to 125 form an integral part of the financial statements.

Consolidated Cash Flow Statement
For The Year Ended 31 March 2006 (In $ Thousands)

	Note	GROUP 2005-06	Restated 2004-05
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		**246,029**	217,315
Adjustments for:			
Interest income		**(9,240)**	(3,278)
Interest on borrowings		**6,286**	3,852
Dividend from long-term investment		**(628)**	(579)
Depreciation and amortisation charges		**65,279**	63,198
Effects of exchange rate changes		**76**	493
Loss/(gain) on disposal of fixed assets		**309**	(152)
Share of profits of associated companies		**(57,308)**	(50,489)
Amortisation of goodwill		**-**	78
Share-based payment expense		**6,909**	5,971
Amortisation of deferred income		**(1,408)**	(1,381)
Operating profit before working capital changes		**256,304**	235,028
Decrease/(increase) in debtors		**17,845**	(1,557)
Increase in stocks		**(2,302)**	(1,984)
(Increase)/decrease in amounts owing by related companies		**(3,776)**	9,097
(Decrease)/increase in creditors		**(7,488)**	8,094
(Increase)/decrease in amounts due from associated companies		**(701)**	685
Cash generated from operations		**259,882**	249,363
Interest paid to third parties		**(6,286)**	(3,376)
Tax paid		**(46,688)**	(41,246)
Net cash provided by operating activities		**206,908**	204,741
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditure	30	**(12,036)**	(11,962)
Loan to associated companies		**(3,236)**	-
Return of capital from associated companies		**3,325**	-
Investment in associated companies		**(1,550)**	(175,104)
Repayment of loan from associated companies		**-**	254
Dividends from associated companies		**20,831**	20,235
Dividend from long-term investment		**628**	579
Proceeds from disposal of fixed assets		**303**	376
Interest received from deposits		**8,869**	3,552
(Purchase)/sale of short-term non-equity investments		**(11,258)**	57,080
Net cash provided by/(used in) investing activities		**5,876**	(104,990)
CASH FLOWS FROM FINANCING ACTIVITIES			
Bank charges on sale and leaseback arrangement		**(424)**	(493)
Repayment of term loan		**(445)**	-
Proceeds from borrowings		**-**	201,401
Proceeds from exercise of share options		**28,326**	37,752
Dividends paid		**(83,123)**	(367,218)
Deferred income		**-**	144
Net cash used in financing activities		**(55,666)**	(128,414)
Net increase/(decrease) in cash and cash equivalents		**157,118**	(28,663)
Effect of exchange rate changes		**(76)**	(493)
Cash and cash equivalents at beginning of financial year		**274,419**	303,575
Cash and cash equivalents at end of financial year	30	**431,461**	274,419

The notes on pages 82 to 125 form an integral part of the financial statements.

1. GENERAL

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing of chilled and frozen meat, seafood products, soups, sauces, convenient meals, processed fruits and vegetables. There have been no significant changes in the nature of the activities during the financial year.

The consolidated financial statements for the financial year ended 31 March 2006 were authorised for issue in accordance with a resolution of the Directors on 5 May 2006.

2. ACCOUNTING POLICIES

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

(a) Basis of accounting

The financial statements of the Group and of the Company, which are expressed in Singapore dollars ($), are prepared under the historical cost convention except as disclosed in the accounting policies below, and in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Singapore Companies Act, Cap 50. The accounting policies have been consistently applied by the Company and are consistent with those used in the previous financial year.

(b) Changes in accounting policies

On 1 April 2005, the Group and the Company adopted all new or revised FRS that are applicable in the current financial year. The 2004-05 financial statements have been amended as required, in accordance with the relevant transitional provisions in the respective FRS. Those FRS with significant financial impact are disclosed in note 3.

(c) Significant accounting estimates and judgements

Estimates, assumptions concerning the future and judgements are made in the preparation of the financial statements. They affect the application of the Group's accounting policies, reported amounts of assets, liabilities, income and expenses, and disclosures made. They are assessed on an on-going basis and are based on experience and relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

2. ACCOUNTING POLICIES (CONT'D)

(c) Significant accounting estimates and judgements (cont'd)

Impairment of associated companies

The Group acquired certain investments in associates at a premium to their net asset value. As at 31 March 2006, the carrying amount of investments in associates which the value exceeded the underlying net asset value was $131.6 million.

The above carrying value is supported by the value that is expected to be derived from these associates in the future or their value-in-use. Estimating the value-in-use require the Group to make an estimate of the expected future cash flows from these associates and also to adopt a suitable discount rate to calculate the present value of those cash flows. Changes in these estimates could have a significant impact on the value-in-use and therefore the carrying amount of these investments in associates. More details to be found in note 23.

Income Taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amount of the Group's tax payables at 31 March 2006 was $59.8 million (2005 : $56.3 million).

(d) Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at the balance sheet date. Consistent accounting policies are applied for like transactions and events in similar circumstances. A list of the Group's subsidiary companies is shown in note 21 to the financial statements.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognised in assets, are eliminated in full.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Minority interests represent the portion of profit or loss and net assets in subsidiaries not held by the Group. They are presented in the consolidated balance sheet within equity, separately from the parent shareholders' equity, and are separately disclosed in the consolidated profit and loss account.

(e) Subsidiary and associated companies

In the Company's financial statements, investments in subsidiary and associated companies are accounted for at cost less impairment losses.

A subsidiary company is defined as a company in which the Group, directly or indirectly controls more than half of the voting power, or controls the composition of the board of directors.

An associated company is defined as a company, not being a subsidiary company or joint venture company, in which the Group has a long-term interest of not less than 20% and not more than 50% of the voting power and in whose financial and operating policy decisions the Group exercises significant influence.

The Group's share of the consolidated results of associated companies, with appropriate adjustments to account for the impairment of goodwill and amortisation of intangible assets, is included in the consolidated profit and loss account. The Group's share of the post-acquisition reserves is added to the value of investments in associated companies shown on the consolidated balance sheet. A list of the Group's associated companies is shown in Note 23 to the financial statements.

The most recent available audited financial statements of the associated companies are used by the Group in applying the equity method. Where dates of the audited financial statements used are not co-terminus with those of the Group, the share of results is arrived at from the last audited financial statements available and unaudited management financial statements to the end of the accounting period.

2. ACCOUNTING POLICIES (CONT'D)

(f) Functional and foreign currencies

(i) Functional currency

The management has determined the currency of the primary economic environment in which the Company operates i.e. functional currency, to be SGD. Sales prices and major costs of providing goods and services including major operating expenses are primarily influenced by fluctuations in SGD.

(ii) Foreign currency transactions

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing at dates of transactions. All foreign currency monetary assets and liabilities are translated into Singapore dollars using year-end exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. Gains and losses arising from conversion of monetary assets and liabilities are dealt with in the profit and loss account.

For the purposes of the Group financial statements, the net assets of the foreign associated companies are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The financial results of foreign associated companies are translated monthly into Singapore dollars at the prevailing exchange rates. The resulting gains or losses on exchange are taken to foreign currency translation reserve.

Goodwill and fair value adjustments arising from the acquisition of foreign associated companies are treated as assets and liabilities of the foreign associated companies and are recorded in the functional currency of the foreign operations, and translated at the closing rate at the balance sheet date.

On disposal of a foreign associated company, the cumulative amount of exchange differences deferred in equity relating to that foreign associated company is recognised in the profit and loss account as a component of the gain or loss on disposal.

(g) Intangible assets

(i) Goodwill

When subsidiary companies or interests in associated companies are acquired, any excess of the consideration over the Group's interest in fair value of the identifiable assets, liabilities and contingent liabilities as at the date of acquisition represents goodwill. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill arising from acquisition of associated companies is included in the investments in associated companies on the balance sheet. Goodwill arising from acquisition of subsidiary companies is reported as a separate line item on the balance sheet.

(ii) Computer software

Computer software is stated at cost less accumulated amortisation and impairment losses. The cost is amortised using the straight-line method over the estimated useful life of 5 years.

(h) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and any impairment in value. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals are capitalised and expenditure for maintenance and repairs are charged to the profit and loss account. When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements and any gain or loss resulting from their disposal is included in the profit and loss account.

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amount, and if the carrying values exceed the recoverable amounts, assets are written-down. In determining the recoverable amount for fixed assets, the higher of the net selling price and the value in use of the fixed assets is considered.

2. ACCOUNTING POLICIES (CONT'D)

(i) Depreciation of fixed assets

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write-down their costs to their estimated residual values at the end of their useful lives. The estimated useful lives are as follows:

Leasehold land and buildings	-	according to the lease period or 30 years whichever is the shorter
Office fittings & fixtures and office & commercial equipment	-	1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	-	1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated fixed assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

(j) Leased assets

Operating lease – as lessee

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Gains arising from sale and operating leaseback of assets are determined based on fair values. Sale proceeds in excess of fair values are deferred and amortised over the minimum lease terms.

(k) Stocks

Stocks, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

(l) Financial assets

Financial assets within the scope of FRS 39 are classified as either financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, or available-for-sale assets, as appropriate. Financial assets are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument.

When financial assets are recognised initially, they are measured at fair value, plus in the case of financial assets not at fair value through profit and loss, directly attributable transaction costs. The Group determines the classifications of its financial assets after initial recognition, and where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised on the trade date. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace concerned.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also classified under this category unless they are designated as hedging derivatives. Gains or losses on financial instruments held at fair value through profit and loss are recognised in the profit and loss account.

Assets in this category are classified as current assets.

2. ACCOUNTING POLICIES (CONT'D)

(l) Financial assets (cont'd)

Loans and receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit and loss account when the loans and receivables are de-recognised or impaired, as well as through the amortisation process. Receivables are included in trade debtors on the balance sheet (note n).

Available-for-sale investments

Available-for-sale investments are non-derivatives financial assets that are either designated in this category, or not classified in any other categories. After initial recognition, available-for-sale investments are measured at fair value with gains or losses being recognised in the fair value reserve until the investment is de-recognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss account.

The fair value of quoted investments is generally determined by reference to stock exchange quoted market bid prices at the close of the business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions or reference to the current market value of another instrument (which is substantially the same). For investments where there is no active market and where fair value cannot be reliably measured, they are measured at cost.

Short-term non-equity investments and unquoted equity investments are classified as available-for-sale investments.

(m) De-recognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is de-recognised where:

(i) The contractual rights to receive cash flows from the asset have expired;
(ii) The Group retains the contractual rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through arrangement"; or
(iii) The Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the assets, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

On de-recognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received (including any new asset obtained less any new liability assumed) and any cumulative gain or loss that has been recognised directly in equity is recognised in the profit and loss account.

Gains and losses arising from derivative financial instruments on foreign currencies, and interest rates are recognised at dates of maturity.

2. ACCOUNTING POLICIES (CONT'D)

(m) De-recognition of financial assets and liabilities (cont'd)

Financial liabilities

A financial liability is de-recognised when the obligation under the liability is discharged or cancelled or expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the profit and loss account.

(n) Trade and other debtors

Trade and other debtors, which generally have 30-90 day terms, and amounts owing to the holding company and the related companies are classified and accounted for as loans and receivables.

(o) Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Cash on hand and in banks, and demand deposits are classified and accounted for as loans and receivables under FRS 39.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash on hand and deposits in banks, net of outstanding bank overdrafts.

(p) Deferred taxation

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Additionally, the Group's deferred tax liabilities include all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised. For deductible temporary differences associated with investments in subsidiaries and associated companies, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or different period, directly to equity.

2. ACCOUNTING POLICIES (CONT'D)

(q) Loans, notes payable and borrowings

Loans, notes payable and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

(r) Borrowing cost

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalised if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

(s) Employee benefits

Equity Compensation Plan

The Group has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for shares in the Company. The exercise price approximates the market value of the shares on the date of grant. Details of the Plan are disclosed in Note 13 to the financial statements.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which the share options are granted. In valuing the share options, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the company.

The cost of equity-settled transactions is recognised, together with a corresponding increase in the employee share option reserve, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

The Group has taken advantage of the transitional provisions of FRS 102 in respect of equity-settled awards and has applied FRS 102 only to equity-settled awards granted after 22 November 2002 that had not vested on or before 1 January 2005.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not recognised for the award is recognised immediately.

Defined contribution plan

As required by law, the Group's companies in Singapore make contributions to the state provident fund, The Central Provident Fund ("CPF"), for the benefits of its employees.

(t) Trade and other creditors

Trade and other creditors, which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for the goods and services received, whether or not billed to the Group.

2. ACCOUNTING POLICIES (CONT'D)

(u) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the profit and loss account net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(v) Revenue

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon the rendering of services. Revenue from manufacturing and exporting chilled and frozen processed foods is recognised upon delivery and acceptance of goods sold.

(w) Income from investments

Dividend income from investments is recognised when the shareholders' right to receive payments is established.

Interest income from investments and fixed deposits is recorded using the effective interest rate method and recognised on an accrual basis.

(x) Impairment of non-financial and financial assets

Non-financial assets

The carrying amounts of the Group's non-financial assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is charged to the profit and loss account unless it reverses a previous revaluation credited to equity, in which case it is charged to equity. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount.

The Group also assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired.

Financial assets

Assets carried at amortised costs

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset shall be reduced either directly or through use of an amortisation account. The amount of the loss shall be recognised in the profit and loss account.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss account, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

2. ACCOUNTING POLICIES (CONT'D)

(x) Impairment of non-financial and financial assets (cont'd)

Assets carried at costs

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the estimated realisable amount. Such impairment losses are not reversed in subsequent periods.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognised in profit and loss, is transferred from equity to the profit and loss account. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the profit and loss account. Reversals of impairment losses on debt instruments are reversed through the profit and loss account, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account.

(y) Segmental reporting

Business segment

The Group's businesses are organised and managed separately according to the nature of the services provided. The significant business segments of the Group are inflight catering, cargo and ground handling services.

Geographical segment

Revenue for the Group is derived in Singapore. Assets, except for its investments in associated companies, are mainly located in Singapore.

(z) Government grants

Government grants are recognised at their fair values where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised in the profit and loss account over the periods necessary to match them on a systematic basis, to the costs which it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the profit and loss account over the expected useful life of the relevant asset by equal instalments.

3. SIGNIFICANT FINANCIAL IMPACT OF NEW AND REVISED FINANCIAL REPORTING STANDARDS

(a) FRS 39: Financial Instruments: Recognition and Measurement

FRS 39 sets out the new requirement for the recognition, de-recognition and measurement of the Group's financial instruments and hedge accounting. The adoption of FRS 39 has resulted in the Group recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value.

In accordance with the transitional provisions of FRS 39, the comparative financial statements for FY2004-05 are not restated. Instead, the changes have been accounted for by restating the following opening balances in the balance sheet as at 1 April 2005.

	Increased by $ Thousands
Revenue reserve	2,413
Minority interests	7
Deferred tax	500
Trade debtors	2,920

3. SIGNIFICANT FINANCIAL IMPACT OF NEW AND REVISED FINANCIAL REPORTING STANDARDS (CONT'D)

(b) FRS 102: Share-based Payments

FRS 102 requires the Group to recognise an expense in the profit and loss account with a corresponding increase in equity for share options granted after 22 November 2002 and not vested by 1 April 2005. The total amount to be recognised as an expense in the profit and loss account is determined by reference to the fair value of the share options at the date of the grant and the number of share options to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the profit and loss account and a corresponding adjustment to equity over the remaining vesting period.

The application of FRS 102 is retrospective and accordingly, the comparative financial statements are restated and the financial impact on the Group is as follows:

	Increased/(decreased) by $ Thousands
Profit for the period April-March 2004	(1,552)
Profit for the period April-March 2005	(5,971)
Revenue reserve as at 31 March 2004	(1,552)
Revenue reserve as at 31 March 2005	(7,523)
Share-based compensation reserve as at 31 March 2004	1,552
Share-based compensation reserve as at 31 March 2005	7,523

	Decreased by (cents)	
	Basic	Diluted
Earnings per share for 2004-05	0.5	0.6
Earnings per share for 2005-06	0.6	0.6

(c) FRS 103: Business Combinations; FRS 36 (revised): Impairment of Assets; FRS 38 (revised): Intangible Assets; and FRS 21 (revised): The Effects of Changes in Foreign Exchange Rates

The new accounting standard FRS 103: Business Combinations has resulted in consequential amendments to two other accounting standards, FRS 36: Impairment of Assets and FRS 38: Intangible Assets.

Under FRS 103, goodwill acquired in a business combination is no longer subject to amortisation to the profit and loss account. Instead, it is subject to impairment review annually or whenever there is an indication that the goodwill is impaired as required by the revised FRS 36. Any impairment loss is charged to the profit and loss account and subsequent reversal is not allowed.

The Group adopted FRS 103 with effect from 1 April 2005, including the provisions related to the limited retrospective application of this standard. Accordingly, the revenue reserve as at 31 March 2005 has been restated to reflect a decrease of $0.3 million.

Previously, goodwill was amortised using the straight-line method over a period of between ten and twenty years. No goodwill amortisation was recorded for FY2005-06 (FY2004-05: $6.4 million). The intangible amortisation recorded in FY2005-06 was $7.7 million.

The Group changed its accounting policy to adopt FRS 21(revised) with effect from 1 April 2005. As a result of the adoption of revised FRS 21, any goodwill arising on the acquisition of a foreign subsidiary and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are now treated as assets and liabilities of the foreign operation and translated at the closing rate accordingly. The application of FRS 21(revised) has been adopted retrospectively.

3. SIGNIFICANT FINANCIAL IMPACT OF NEW AND REVISED FINANCIAL REPORTING STANDARDS (CONT'D)

(c) FRS 103: Business Combinations; FRS 36 (revised): Impairment of Assets; and FRS 38 (revised): Intangible Assets; FRS 21 (revised): The Effects of Changes in Foreign Exchange Rates (cont'd)

Accordingly, the comparative financial statements are restated and the financial impact of the Group is as follows:

	Increased/(decreased) by **$ Thousands**
Goodwill on acquisition of associated companies	(5,047)
Customer-related intangible assets	(1,800)
Foreign currency translation reserve	(6,847)
Amortisation of intangible assets	282
Revenue reserve	(282)

(d) FRS and INT FRS not yet effective

The Group has not applied the following FRS and INT FRS that have been issued but are only effective for annual financial periods beginning on or after 1 April 2006.

INT FRS 104, Determining whether an arrangement contains a lease

This interpretation, effective for annual financial periods beginning on or after 1 January 2006, requires the determination of whether an arrangement is, or contains a lease, to be based on the substance of the arrangement and requires an assessment of whether the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

FRS 107, Financial Instruments: Disclosure

This standard, effective for annual financial periods beginning on or after 1 January 2007, requires quantitative disclosures of nature and extent of risks arising from financial instruments in addition to the disclosures currently required under FRS 32. Adoption of this standard will result in additional disclosures in the financial statements.

The Group expects that the adoptions of the interpretation above is not expected to have significant impact on the financial statements in the period of the initial application.

4. REVENUE (IN $ THOUSANDS)

(a) Revenue

Revenue represents rental income, airport ground handling services, inflight catering, aviation security services, airline laundry services, airport cargo delivery management services rendered and manufacturing and sale of processed foods by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	GROUP	
	2005-06	**2004-05**
External customers	**371,605**	397,219
Immediate holding company	**402,499**	422,762
Related companies	**157,923**	155,752
	932,027	975,733

(b) Analysis by activity

	GROUP	
	2005-06	**2004-05**
Inflight catering services	**396,294**	422,801
Ground handling services	**433,209**	438,439
Others	**102,524**	114,493
	932,027	975,733

5. STAFF COSTS (IN $ THOUSANDS)

	GROUP	
	2005-06	**Restated 2004-05**
Staff costs:		
- Salaries, bonuses and other costs *	**374,768**	398,232
- CPF and other defined contributions	**26,377**	28,733
- Share-based compensation expense #	**6,909**	5,971
	408,054	432,936
Number of employees at end of year	**7,459**	7,861

* Included in salaries, bonuses and other costs are contract labour expenses of $60,525,000 (2004-05: $45,645,000).

Disclosures relating to share-based compensation expense are in note 13.

6. OPERATING PROFIT (IN $ THOUSANDS)

	GROUP	
	2005-06	**2004-05**
Operating profit is stated after charging/(crediting):		
Directors' emoluments		
- Directors of the Company	**512**	533
- Directors of subsidiary companies	**415**	536
Auditors' remuneration		
- Audit fee	**211**	213
- Non-audit fee	**155**	109
Exchange loss/(gain), net	**73**	(935)

7. INTEREST ON BORROWINGS (IN $ THOUSANDS)

	GROUP	
	2005-06	**2004-05**
Interest expense on:		
- Loan from third parties	**286**	313
- Notes payable	**6,000**	3,539
	6,286	3,852

8. INTEREST INCOME (IN $ THOUSANDS)

	GROUP	
	2005-06	**2004-05**
Interest income from:		
Immediate holding company	**4,844**	953
Third parties	**4,394**	2,318
Associated companies	**2**	7
	9,240	3,278

9. EXCEPTIONAL ITEM

The exceptional item relates to retrenchment and early retirement costs.

10. TAXATION (IN $ THOUSANDS)

	GROUP	
	2005-06	**2004-05**
Current taxation:		
Provision in respect of profit for the year	**49,226**	43,210
Under/(over) provision in respect of prior years	**990**	(1,589)
Deferred taxation:		
Movement in temporary differences	**(5,428)**	(4,866)
Over provision of deferred taxation in respect of prior years	**(2,514)**	-
Share of associated companies taxation	**14,536**	12,429
	56,810	49,184

A reconciliation between taxation expense and the product of accounting profit multiplied by the applicable tax rate for the years ended 31 March is as follows:

	GROUP	
	2005-06	**Restated 2004-05**
Profit before taxation	**246,029**	217,315
Taxation at statutory tax rate of 20% (2005: 20%)	**49,206**	43,463
Adjustments		
Expenses not deductible for tax purposes	**7,232**	6,528
Additional tax on income of associated companies whose effective tax rate is higher than the statutory tax rate	**1,907**	1,205
Under/(over) provision of current taxation in respect of prior years	**990**	(1,589)
Over provision of deferred taxation in respect of prior years	**(2,514)**	-
Utilisation of previously unrecognised tax losses	**(496)**	(352)
Deferred tax assets not recognised	**387**	128
Others	**98**	(199)
Current financial year's taxation charge	**56,810**	49,184

11. EARNINGS PER SHARE

	GROUP	
	2005-06	Restated 2004-05
Profit attributable to equity holders of the Company (In $ Thousands)	**188,624**	167,795

	GROUP 31 March	
	2006	Restated 2005
Weighted average number of ordinary shares in issue used for computing basic earnings per share	**1,038,413,869**	1,019,623,431
Adjustment for share options	**5,201,432**	7,200,326
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	**1,043,615,301**	1,026,823,758
Basic earnings per share (cents)	**18.2**	16.5
Diluted earnings per share (cents)	**18.1**	16.3

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of dilutive options.

38,950,668 (2005: 23,860,324) of the share options granted to employees under the existing employee share option plans have not been included in the calculation of the diluted earnings per share because they are anti-dilutive for the current and previous financial period presented.

12. DIVIDENDS PAID AND PROPOSED (IN $ THOUSANDS)

	GROUP AND COMPANY	
	2005-06	2004-05
Dividends paid:		
Final dividend of 6 cents (2005: 5 cents) per ordinary share less 20% (2005: 20%) tax in respect of previous financial year	**49,742**	40,786
Special dividend of 37 cents per ordinary share less 20% tax in respect of previous financial year	**-**	301,808
Interim dividend of 4 cents (2005: 3 cents) per ordinary share less 20% (2005: 20%) tax in respect of current financial year	**33,381**	24,624
	83,123	367,218

The Directors proposed the following dividends for the financial year ended 31 March 2006:

	2005-06
Final dividend of 6 cents per ordinary share less 20% tax	**50,203**

13. SHARE CAPITAL (IN $ THOUSANDS)

	GROUP AND COMPANY 31 March	
	2006	**2005**
Issued and fully paid share capital		
Ordinary shares		
Balance at beginning of the year		
1,027,840,825 (2005: 1,006,005,475) ordinary shares	**102,784**	100,601
18,053,650 (2005: 21,835,350) share options exercised during the year	**32,733**	2,183
Transfer of share premium reserve to share capital	**44,295**	-
Balance at end of the year		
1,045,894,475 (2005: 1,027,840,825) ordinary shares	**179,812**	102,784

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction.

On 30 January 2006, in accordance with the Companies (Amendment) Act 2005, the concepts of "par value" and "authorised capital" were abolished and on that date, the shares of the company ceased to have a par value. In addition, the amounts standing in the share premium reserve, capital redemption reserve and capital reserve had become part of the company's share capital.

During the financial year, the Company issued 18,053,650 shares (2004-05: 21,835,350) upon exercise of options granted under the Employee Share Option Plan.

SHARE OPTION PLAN

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

There are no cash settlement alternatives.

13. SHARE CAPITAL (CONT'D) (IN $ THOUSANDS)

SHARE OPTION PLAN (CONT'D)

Information with respect to the number of options granted under the Plan is as follows:

	GROUP 31 March	
	2006	**2005**
Outstanding at beginning of the year	**62,756,850**	68,911,300
Granted	**16,425,100**	17,658,100
Not accepted	**(559,300)**	(1,328,500)
Exercised	**(18,053,650)**	(21,835,350)
Lapsed	**(705,700)**	(648,700)
Outstanding at end of the year	**59,863,300**	62,756,850
Exercisable at end of the year	**27,346,625**	31,574,025

Fair values of the options

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted each year under the plan. The estimate of the fair value of the services received is measured based on a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the July 2003, July 2004 and July 2005 grants:

	July 2005 Grant	July 2004 Grant	July 2003 Grant
Expected dividend yield (%)	Management's forecast in line with dividend policy		
Expected volatility (%)	26.0	25.6	32.2
Risk-free interest rate (%)	2.3 - 2.4	2.6 - 3.1	1.6 - 1.9
Expected life of options (years)	5.5 - 7.0	5.5 - 7.0	6.0 - 7.0
Exercise price ($)	2.27	2.09*	1.47*
Share price at date of grant ($)	2.30	2.38	1.78

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options were incorporated into the measurement of fair value.

* At the extraordinary general meeting of the Company held on 20 July 2004, the Company's shareholders approved an amendment to the Plan allowing for adjustment to the exercise prices of existing options by the Committee administering the Plan, in the event of the declaration of a special dividend. At the same meeting, the Company's shareholders approved the declaration of a special dividend. The said Committee then approved a S$0.30 reduction of the exercise prices of the outstanding share options. Ernst & Young, the auditors of the Company, have confirmed such adjustments to be, in their opinion, fair and reasonable. The exercise prices reflected here are the exercise prices after such adjustment.

13. SHARE CAPITAL (CONT'D) (IN $ THOUSANDS)

SHARE OPTION PLAN (CONT'D)

Proceeds received from share options exercised during the year were:

	GROUP	
	2005-06	**2004-05**
Aggregate proceeds from shares issued	**28,326**	37,752
Details of share options granted during the financial year:		
Expiry date	30.6.2015	30.6.2014
Exercise price	$2.27	$2.09

Terms of share options outstanding as at 31 March 2006:

Exercise Period	Exercise Price	Number Outstanding	Number Exercisable
28.03.2001 to 27.03.2010	$2.20	245,550	245,550
28.03.2002 to 27.03.2010	$2.20	15,419,750	15,419,750
28.03.2003 to 27.03.2010	$2.20	245,550	245,550
28.03.2004 to 27.03.2010	$2.20	245,550	245,550
03.07.2001 to 02.07.2010	$1.80	232,475	232,475
03.07.2002 to 02.07.2010	$1.80	3,808,025	3,808,025
03.07.2003 to 02.07.2010	$1.80	235,625	235,625
03.07.2004 to 02.07.2010	$1.80	236,225	236,225
02.07.2002 to 01.07.2011	$1.24	7,500	7,500
02.07.2003 to 01.07.2011	$1.24	1,166,400	1,166,400
02.07.2004 to 01.07.2011	$1.24	8,500	8,500
02.07.2005 to 01.07.2011	$1.24	170,500	170,500
01.07.2003 to 30.06.2012	$1.60	61,450	61,450
01.07.2004 to 30.06.2012	$1.60	2,274,950	2,274,950
01.07.2005 to 30.06.2012	$1.60	267,300	267,300
01.07.2006 to 30.06.2012	$1.60	474,150	-
01.07.2004 to 30.06.2013	$1.47	39,200	39,200
01.07.2005 to 30.06.2013	$1.47	2,353,600	2,353,600
01.07.2006 to 30.06.2013	$1.47	332,425	-
01.07.2007 to 30.06.2013	$1.47	332,425	-
01.07.2005 to 30.06.2014	$2.09	328,475	328,475
01.07.2006 to 30.06.2014	$2.09	14,952,825	-
01.07.2007 to 30.06.2014	$2.09	356,825	-
01.07.2008 to 30.06.2014	$2.09	356,825	-
01.07.2006 to 30.06.2015	$2.27	392,550	-
01.07.2007 to 30.06.2015	$2.27	14,533,550	-
01.07.2008 to 30.06.2015	$2.27	392,550	-
01.07.2009 to 30.06.2015	$2.27	392,550	-
	#	59,863,300	27,346,625

The total number of options outstanding includes 10,680,550 share options not exercised by employees who have retired or ceased to be employed by the Company or any of the subsidiary companies by reason of (i) ill health, injury or disability or death; (ii) redundancy; or (iii) any other reason approved in writing by the Committee. The said options are exercisable up to the expiration of the applicable exercise period or the period of 5 years from the date of retirement or cessation of employment, whichever is earlier.

13. SHARE CAPITAL (CONT'D) (IN $ THOUSANDS)

SHARE OPTION PLAN (CONT'D)

Details of share options exercised:

	No. Of Shares	Exercise Price	Share Price
2005-06			
April to June	1,077,400	$1.24 - $1.80	$2.04 - $2.28
July to September	13,648,450	$1.24 - $2.20	$2.21 - $2.38
October to December	1,073,550	$1.24 - $2.20	$2.14 - $2.38
January to March	2,254,250	$1.24 - $2.20	$2.30 - $2.51
	18,053,650		
2004-05			
April to June	3,477,650	$1.24 - $1.80	$1.90 - $2.40
July to September	14,648,250	$1.24 - $1.80	$1.92 - $2.40
October to December	2,020,450	$1.24 - $1.80	$1.86 - $2.04
January to March	1,689,000	$1.24 - $1.80	$2.01 - $2.16
	21,835,350		

The range of exercise prices for options outstanding at the end of the year is $1.24 - $2.27 (2004-05: $1.24 - $2.20). The weighted average remaining contractual life for these options is 6.84 years (2004-05: 7.08 years).

The weighted average fair value of options granted during the year was $0.48 (2004-05: $0.49).

The weighted average share price at the date of exercise for the options exercised was $2.30 (2004-05: $2.08).

14. OTHER RESERVES (IN $ THOUSANDS)

(a) Share-based compensation reserve

Share-based compensation reserve represents the equity-settled share options granted to employees. The reserve is made up of the cumulative value of services received from employees recorded on grant of equity-settled share options.

	GROUP 31 March		COMPANY 31 March	
	2006	**2005**	**2006**	**2005**
Balance at 1 April as previously reported	-	-	-	-
Effects of adopting FRS 102	**7,523**	1,552	**7,523**	1,552
Opening balance at 1 April as restated	**7,523**	1,552	**7,523**	1,552
Expense of equity-settled share options	**6,909**	5,971	**6,909**	5,971
Exercise of share options	**(4,340)**	-	**(4,340)**	-
Lapsed share options	**(67)**	-	**(67)**	-
Balance at 31 March	**10,025**	7,523	**10,025**	7,523

(b) Fair value reserve

Fair value reserve records the cumulative fair value changes of available-for-sale financial assets.

Fair value changes of available-for-sale financial assets:

	GROUP 31 March	COMPANY 31 March
	2006	**2006**
Balance at 1 April as previously reported	-	-
Effects of adopting FRS 39	-	-
Opening balance at 1 April as restated	-	-
Net change in the reserve	**(76)**	**(76)**
Balance at 31 March	**(76)**	**(76)**
Net change in the reserve arises from:		
Net loss on fair value changes	**(76)**	**(76)**

15. DEFERRED TAXATION (IN $ THOUSANDS)

	GROUP			
	Consolidated Balance Sheet		Consolidated Profit and Loss Account	
	31 March			
	2006	2005	2005-06	2004-05
Deferred tax liabilities				
Differences in depreciation and amortisation	**65,204**	74,433	**(9,229)**	(6,141)
Effects of adopting FRS 39	**-**	-	**(500)**	-
Undistributed profits of overseas associated companies and unremitted foreign dividend and interest income	**9,049**	8,647	**402**	458
Other taxable temporary differences	**(5,252)**	(6,637)	**1,385**	817
Balance at end of year	**69,001**	76,443		
Deferred income tax expense			**(7,942)**	(4,866)

	COMPANY	
	Balance Sheet 31 March	
	2006	2005
Deferred tax liabilities		
Differences in depreciation and amortisation	**36,321**	40,341
Undistributed profits of overseas associated companies and unremitted foreign dividend and interest income	**5,687**	5,650
Other taxable temporary differences	**(5,128)**	(5,583)
	36,880	40,408

16. NOTES PAYABLE

Notes payable refers to unsecured medium-term notes which bear fixed interest at 3.0% per annum and are repayable on 2 September 2009.

17. LOAN FROM IMMEDIATE HOLDING COMPANY

The loan from the immediate holding company is to finance the loan to August Skyfreighter 1994 Trust (Note 25). It is unsecured and bears interest rates ranging from 3.19% to 5.05% (2005: 1.56% to 3.19%) per annum. The loan is repayable on 28 March 2007.

18. TERM LOANS (IN $ THOUSANDS)

	GROUP 31 March	
	2006	2005
Unsecured:		
Repayable within one year	**500**	743
Repayable after one year	**1,125**	1,625
	1,625	2,368
Secured:		
Repayable within one year	**278**	150
Repayable after one year	**2,815**	2,645
	3,093	2,795

The unsecured term loans consist of a 10-year loan commencing 31 July 1996 and a 5-year loan commencing 7 July 2004. Interest rates ranged from 2.295% to 2.445% (2005: 0.955% to 2.215%) per annum for the 10-year loan and 2.6635% to 4.4176% (2005: 1.3656% to 2.5725%) per annum for the 5-year loan.

The secured term loans of $3.09 million are secured by a first legal mortgage over the property at 22 Senoko Way, Singapore 758044 and certain machineries. The term loan secured by the property is repayable in 240 monthly installments commencing 10 April 2003. Interest is charged at rates ranging from 4% to 5% (2005: 3.75% to 5%) per annum, which are also the effective interest rates. The carrying value of the said property is $5.4 million (2005: $5.5 million).

The term loan secured by machineries is repayable in 36 installments, commencing 1 September 2005. Interest is charged at a flat rate of 2.20% per annum and the effective interest rate is 4.441% per annum. The carrying value of the said machineries is $0.6 million (2005: NIL).

19. DEFERRED INCOME (IN $ THOUSANDS)

The deferred income comprises gain on sale and leaseback arrangement for the Company and government grant received by a subsidiary.

	GROUP 31 March		COMPANY 31 March	
	2006	2005	2006	2005
Balance as at 1 April	**28,086**	29,816	**27,996**	29,816
Bank charges	**(424)**	(493)	**(424)**	(493)
Amount deferred during the year	**-**	144	**-**	-
Amount recognised as income during the year	**(1,408)**	(1,381)	**(1,363)**	(1,327)
Balance as at 31 March	**26,254**	28,086	**26,209**	27,996

20. FIXED ASSETS (IN $ THOUSANDS)

GROUP

	Restated At 1.4.05	Reclassifi-cations	Adjustments	Additions	Disposals	At 31.3.06
Cost						
Leasehold land and buildings	754,376	-	(1,591)	-	-	752,785
Office fittings and fixtures	26,357	4,675	(211)	151	(364)	30,608
Fixed ground support equipment	339,946	507	(1,334)	1,436	(6,846)	333,709
Mobile ground support equipment	52,079	-	-	4,253	(1,421)	54,911
Office and commercial equipment	40,465	9,618	(334)	549	(884)	49,414
Motor vehicles	27,036	-	-	616	(305)	27,347
	1,240,259	14,800	(3,470)	7,005	(9,820)	1,248,774
Progress payments	12,310	(17,490)	-	8,908	(424)	3,304
	1,252,569	(2,690)*	(3,470)	15,913	(10,244)	1,252,078
Accumulated depreciation						
Leasehold land and buildings	213,592	-	-	25,906	-	239,498
Office fittings and fixtures	18,758	-	-	2,513	(314)	20,957
Fixed ground support equipment	200,407	-	-	23,644	(6,745)	217,306
Mobile ground support equipment	48,345	-	-	1,826	(1,421)	48,750
Office and commercial equipment	27,851	-	-	3,441	(854)	30,438
Motor vehicles	25,406	-	-	825	(298)	25,933
	534,359	-	-	58,155	(9,632)	582,882
Net book value	718,210					669,196

Net book value of fixed assets under finance lease is $93,428,000 (2005: $114,476,000).

* Reclassification to intangible assets.

20. FIXED ASSETS (CONT'D) (IN $ THOUSANDS)

GROUP (Restated)

	At 1.4.04	Reclassifi-cations	Additions	Disposals	At 31.3.05
Cost					
Leasehold land and buildings	757,924	-	-	(3,548)	754,376
Office fittings and fixtures	24,192	1,835	461	(131)	26,357
Fixed ground support equipment	338,586	7,392	760	(6,792)	339,946
Mobile ground support equipment	53,546	-	99	(1,566)	52,079
Office and commercial equipment	36,843	2,182	2,769	(1,329)	40,465
Motor vehicles	27,469	-	352	(785)	27,036
	1,238,560	11,409	4,441	(14,151)	1,240,259
Progress payments	25,219	(21,519)	8,610	-	12,310
	1,263,779	(10,110)*	13,051	(14,151)	1,252,569
Accumulated depreciation					
Leasehold land and buildings	187,678	-	25,914	-	213,592
Office fittings and fixtures	16,256	10	2,597	(105)	18,758
Fixed ground support equipment	183,810	-	23,387	(6,790)	200,407
Mobile ground support equipment	48,175	-	1,736	(1,566)	48,345
Office and commercial equipment	26,100	(10)	2,975	(1,214)	27,851
Motor vehicles	25,345	-	844	(783)	25,406
	487,364	-	57,453	(10,458)	534,359
Net book value	776,415				718,210

Net book value of fixed assets under finance lease is $114,476,000 (2003: $137,359,000).

* Reclassification to intangible assets.

20. FIXED ASSETS (CONT'D) (IN $ THOUSANDS)

COMPANY

	Restated At 1.4.05	Reclassifi -cations	Adjustments	Additions	Disposals	Transfer From Subsidiary Companies	At 31.3.06
Cost							
Leasehold land and buildings	745,766	2,013	(1,600)	11	(222)	-	745,968
Fixed ground support equipment	1,232	-	-	-	(11)	-	1,221
Mobile ground support equipment	9,292	-	-	-	(740)	-	8,552
Office and commercial equipment	4,723	168	-	6	(116)	30	4,811
Motor vehicles	3,900	-	-	-	-	-	3,900
	764,913	2,181	(1,600)	17	(1,089)	30	764,452
Progress payments	259	(2,181)	-	2,328	(48)	-	358
	765,172	-	(1,600)	2,345	(1,137)	30	764,810
Accumulated depreciation							
Leasehold land and buildings	213,798	-	-	25,811	(222)	-	239,387
Fixed ground support equipment	1,232	-	-	-	(11)	-	1,221
Mobile ground support equipment	9,242	-	-	28	(740)	-	8,530
Office and commercial equipment	3,328	-	-	470	(116)	30	3,712
Motor vehicles	3,900	-	-	-	-	-	3,900
	231,500	-	-	26,309	(1,089)	30	256,750
Net book value	533,672						508,060

	GROUP		COMPANY	
	2005-06	Restated 2004-05	2005-06	Restated 2004-05
Depreciation charge for the financial year				
Leasehold land and buildings	**25,906**	25,914	**25,811**	26,176
Office fittings and fixtures	**2,513**	2,597	**-**	-
Fixed ground support equipment	**23,644**	23,387	**-**	-
Mobile ground support equipment	**1,826**	1,736	**28**	31
Office and commercial equipment	**3,441**	2,975	**470**	511
Motor vehicles	**825**	844	**-**	-
	58,155	57,453	**26,309**	26,718

20. FIXED ASSETS (CONT'D) (IN $ THOUSANDS)

COMPANY (Restated)

	At 1.4.04	Additions	Disposals	Transfer From Subsidiary Companies	At 31.3.05
Cost					
Leasehold land and buildings	749,288	26	(3,548)	-	745,766
Fixed ground support equipment	1,235	-	(3)	-	1,232
Mobile ground support equipment	9,592	-	(300)	-	9,292
Office and commercial equipment	5,068	53	(434)	36	4,723
Motor vehicles	4,553	-	(653)	-	3,900
	769,736	79	(4,938)	36	764,913
Progress payments	205	54	-	-	259
	769,941	133	(4,938)	36	765,172
Accumulated depreciation					
Leasehold land and buildings	187,622	26,176	-	-	213,798
Fixed ground support equipment	1,235	-	(3)	-	1,232
Mobile ground support equipment	9,511	31	(300)	-	9,242
Office and commercial equipment	3,136	511	(317)	(2)	3,328
Motor vehicles	4,553	-	(653)	-	3,900
	206,057	26,718	(1,273)	(2)	231,500
Net book value	563,884				533,672

	GROUP		COMPANY	
	Restated 2004-05	Restated 2003-04	Restated 2004-05	Restated 2003-04
Depreciation charge for the financial year				
Leasehold land and buildings	25,914	26,038	26,176	26,282
Office fittings and fixtures	2,597	2,179	-	-
Fixed ground support equipment	23,387	22,312	-	-
Mobile ground support equipment	1,736	2,201	31	32
Office and commercial equipment	2,975	7,775	511	876
Motor vehicles	844	995	-	-
	57,453	61,500	26,718	27,201

21. SUBSIDIARY COMPANIES (IN $ THOUSANDS)

	COMPANY 31 March	
	2006	2005
Unquoted shares, at cost	43,275	43,275

The subsidiary companies at 31 March are:

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company		Percentage Of Equity Held	
		2006	2005	2006 %	2005 %
Held by the Company					
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	**16,500**	16,500	**100**	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	**14,000**	14,000	**100**	100
SATS Security Services Private Limited (Singapore)	Aviation security services (Singapore)	**3,000**	3,000	**100**	100
Aero Laundry and Linen Services Private Limited (Singapore)	Providing and selling laundry and linen services (Singapore)	**2,515**	2,515	**100**	100
Aerolog Express Pte Ltd (Singapore)	Airport cargo delivery management services (Singapore)	**1,260**	1,260	**70**	70
Country Foods Pte. Ltd. (Singapore)	Manufacturing of chilled, frozen, and processed foods (Singapore)	**6,000**	6,000	**67**	67
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	**#**	#	**100**	100
		43,275	43,275		
Held through a subsidiary					
Ready Fresh Pte Ltd (Singapore)	Dormant (Singapore)	**-**	@	**-**	51

The value is $2.
@ The value was $51. This company was struck off by the Accounting and Corporate Regulatory Authority on 8 March 2006.

All the Singapore-incorporated subsidiary companies are audited by Ernst & Young, Singapore.

22. LONG-TERM INVESTMENT (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2006	**2005**	**2006**	**2005**
Unquoted equity investment, at cost	**7,886**	7,886	**7,886**	7,886

The long-term investment is classified as available-for-sale investment.

23. ASSOCIATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2006	**Restated 2005**	**2006**	**2005**
Unquoted shares, at cost	**275,384**	277,159	**275,384**	277,159
Impairment loss	**(3,313)**	(3,313)	**(4,735)**	(4,735)
Goodwill on acquisition	**(153,759)**	(152,209)	**-**	-
	118,312	121,637	**270,649**	272,424
Share of post-acquisition profits of associated companies	**93,652**	65,561	**-**	-
Goodwill on acquisition	**106,565**	103,130	**-**	-
Intangible assets, net of amortisation	**25,113**	32,608	**-**	-
Share of statutory reserves of associated companies	**4,117**	2,726	**-**	-
Foreign currency translation adjustment	**(4,782)**	(1,107)	**-**	-
	224,665	202,918	**-**	-
Amounts receivable on:				
current account	**371**	1,072	**371**	1,072
interest-bearing loan due from associated company	**3,236**	-	**3,236**	-
	346,584	325,627	**274,256**	273,496
Receivable within one year	**(371)**	(1,072)	**(371)**	(1,072)
	346,213	324,555	**273,885**	272,424

23. ASSOCIATED COMPANIES (CONT'D) (IN $ THOUSANDS)

	Goodwill	Customer-related intangible assets	Total
At cost			
Balance at 1 April 2004	8,935	-	8,935
Acquisition	142,535	-	142,535
Balance at 31 March 2005	151,470	-	151,470
Effects of adopting FRS 103	(40,252)	40,252	-
Effects of adopting FRS 21 (revised) (note 3c)	(5,047)	(1,800)	(6,847)
Balance at 31 March 2005 (restated)	106,171	38,452	144,623
Elimination of accumulated amortisation	(3,041)	-	(3,041)
Acquisition (note 23b)	1,550	-	1,550
Currency realignment	1,885	172	2,057
Balance at 31 March 2006	106,565	38,624	145,189
Accumulated amortisation			
Balance at 1 April 2004	2,165	-	2,165
Amortisation	6,438	-	6,438
Balance at 31 March 2005	8,603	-	8,603
Effects of adopting FRS 103	(5,562)	5,562	-
Effects of adopting FRS 103 (note 3c)	-	282	282
Balance at 31 March 2005 (restated)	3,041	5,844	8,885
Elimination of accumulated amortisation	(3,041)	-	(3,041)
Amortisation	-	7,667	7,667
Balance at 31 March 2006	-	13,511	13,511
Net carrying amount			
Balance at 31 March 2005 (restated)	103,130	32,608	135,738
Balance at 31 March 2006	106,565	25,113	131,678

Intangible assets

The customer-related intangible assets arose from the acquisition of associated companies and the Company has engaged an independent third party to perform a fair valuation of this separately identified intangible assets. The useful life of this intangible assets was determined to be 5 years and the assets will be amortised on a straight-line basis over the useful life. The amortisation is included in the line of "share of profits of associated companies" in the consolidated profit and loss account.

23. ASSOCIATED COMPANIES (CONT'D) (IN $ THOUSANDS)

During the financial year:

(a) Taj SATS Air Catering Ltd refunded $3.3 million as return on shareholders' funds to the Company on 21 July 2005.

(b) On 17 April 2005, the Company made an additional cost of investment of $1.5 million to PT Jasa Angkasa Semesta TBK as part of the clause under the sales and purchase agreement which requires the Company to pay an additional amount should the net debt of PT Jasa Angkasa Semesta TBK fall below US$6.5 million.

(c) Mid-East Airport Services Pte Ltd has been placed under members' voluntary liquidation since 2 February 2006, and is currently undergoing liquidation.

(d) On 24 March 2006, the Company signed an agreement with China Aviation Qingdao Liuting International Airport to form an equity joint venture company ("JV") known as Qingdao Airport Cargo Services Co. Ltd. to provide cargo handling services. SATS's investment commitment, which represents 49% of the registered capital contribution, amounts to approximately S$7.8 million. The capital injection is conditional upon the JV obtaining the Business Licence. As at 31 March 2006, the Company has not contributed to its share of the registered capital as the Business Licence has not been issued by the relevant authority.

The loan due from associated company is unsecured and bears interest of 3.0% (2005: NIL) per annum, and is repayable on 31 March 2011.

The amounts receivable on current account are unsecured, trade-related, interest-free and are repayable on demand.

The associated companies at 31 March are:

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company		Percentage Of Equity Held	
		2006	2005	2006 %	2005 %
Maldives Inflight Catering Pte Ltd # (Republic of Maldives)	Inflight catering services (Republic of Maldives)	287	287	35.0	35.0
Beijing Airport Inflight Kitchen Ltd #^ (People's Republic of China)	Inflight catering services (People's Republic of China)	13,882	13,882	40.0	40.0
Beijing Aviation Ground Services Co Ltd #^ (People's Republic of China)	Airport ground handling services (People's Republic of China)	5,710	5,710	40.0	40.0
Aviserv Limited #^ (Ireland)	Inflight catering services (Pakistan)	3,313	3,313	49.0	49.0
Tan Son Nhat Cargo Services Ltd *^ (Vietnam)	Airport ground handling Services (Vietnam)	1,958	1,958	30.0	30.0
Asia Airfreight Terminal Co Ltd # (Hong Kong)	Air cargo handling services (Hong Kong)	92,662	92,662	49.0	49.0

23. ASSOCIATED COMPANIES (CONT'D) (IN $ THOUSANDS)

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company		Percentage Of Equity Held	
		2006	2005	2006 %	2005 %
SERVAIR – SATS Holding Company Pte Ltd #^ (Singapore)	Investment holding company (Singapore)	509	509	49.0	49.0
MacroAsia-Eurest Catering Services, Inc *^ (Philippines)	Inflight catering services (Philippines)	2,027	2,027	20.0	20.0
Taj Madras Flight Kitchen Ltd # (India)	Inflight catering services (India)	1,901	1,901	30.0	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd @ (Singapore)	Dormant (Singapore)	1,560	1,560	24.0	24.0
Evergreen Airline Services Corporation #^ (Taiwan)	Airport ground handling services (Taiwan)	5,234	5,234	20.0	20.0
Evergreen Air Cargo Services Corporation *^ (Taiwan)	Air cargo handling services (Taiwan)	16,163	16,163	25.0	25.0
Taj SATS Air Catering Ltd # (India)	Catering services (India)	24,646	27,971	49.0	49.0
Mid-East Airport Services Pte Ltd @ (Singapore)	Dormant (Baghdad)	**	**	50.0	50.0
PT Jasa Angkasa Semesta TBK #^ (Indonesia)	Ground and cargo handling (Indonesia)	105,532	103,982	49.8	49.8
		275,384	277,159		

@ Audited by Ernst & Young, Singapore
* Audited by associated firms of Ernst & Young, Singapore
\# Audited by other firms
** The value is $1
^ Financial year ends on 31 December

23. ASSOCIATED COMPANIES (CONT'D) (IN $ THOUSANDS)

The summarised financial information of the associated companies are as follows:

	GROUP 31 March	
	2006	**2005**
Assets and liabilities		
Current assets	**321,528**	336,084
Non-current assets	**653,742**	483,117
	975,270	819,201
Current liabilities	**169,039**	133,520
Non-current liabilities	**211,693**	173,246
	380,732	306,766

	2005-06	**2004-05**
Results		
Revenue	**604,805**	583,301
Profit for the period	**130,682**	120,075

24. INTANGIBLE ASSETS (IN $ THOUSANDS)

GROUP

	Goodwill	Software	Total
At cost			
Balance at 1 April 2005	1,546	34,219	35,765
Elimination of accumulated amortisation	(183)	-	(183)
Additions	-	527	527
Reclassification from fixed assets	-	2,690	2,690
Balance at 31 March 2006	1,363	37,436	38,799
Accumulated amortisation			
Balance at 1 April 2005	183	17,190	17,373
Elimination of accumulated amortisation	(183)	-	(183)
Amortisation	-	7,124	7,124
Balance at 31 March 2006	-	24,314	24,314
Net book value	1,363	13,122	14,485
At cost			
Balance at 1 April 2004	1,546	24,144	25,690
Additions	-	37	37
Reclassification from fixed assets	-	10,110	10,110
Disposal	-	(72)	(72)
Balance at 31 March 2005	1,546	34,219	35,765
Accumulated amortisation			
Balance at 1 April 2004	105	11,480	11,585
Amortisation	78	5,745	5,823
Disposal	-	(35)	(35)
Balance at 31 March 2005	183	17,190	17,373
Net book value	1,363	17,029	18,392

24. INTANGIBLE ASSETS (CONT'D) (IN $ THOUSANDS)

COMPANY

	Software
At cost	
Balance at 1 April 2005	2,022
Additions	-
Balance at 31 March 2006	2,022
Accumulated amortisation	
Balance at 1 April 2005	1,508
Amortisation	324
Balance at 31 March 2006	1,832
Net book value	190
At cost	
Balance at 1 April 2004	1,985
Additions	37
Balance at 31 March 2005	2,022
Accumulated amortisation	
Balance at 1 April 2004	1,184
Amortisation	324
Balance at 31 March 2005	1,508
Net book value	514

There was no impairment charge for the Group and the Company for the year ended 31 March 2006. The remaining amortisation period of the software ranged from 1 to 5 years.

25. LOAN TO THIRD PARTY

The loan to August Skyfreighter 1994 Trust is unsecured and.bears interest ranging from 3.19% to 5.05% (2005: 1.56% to 3.19%) per annum. The loan is repayable on 28 March 2007.

26. TRADE DEBTORS (IN $ THOUSANDS)

Trade debtors are stated after impairment. Analysis of the impairment account is as follows:

	GROUP 31 March		COMPANY 31 March	
	2006	2005	**2006**	2005
Balance at 1 April	**2,920**	2,888	**30**	30
Effects of adopting FRS 39	**(2,920)**	-	**(30)**	-
Charge to profit and loss account	**138**	32	**-**	-
Balance at 31 March	**138**	2,920	**-**	30
Bad debts written-off directly to profit and loss account	**155**	71	**19**	16

27. OTHER DEBTORS (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2006	2005	2006	2005
Staff loans	**2,510**	2,626	**2,502**	2,614
Prepaid expenses	**2,911**	2,886	**1,143**	1,150
Sundry receivables	**3,601**	11,000	**1,697**	8,961
	9,022	16,512	**5,342**	12,725

Included in staff loans are loans to the Company's staff who are directors of its subsidiary companies, amounting to approximately $61,243 (2005: $80,417). These loans have been granted in accordance with schemes approved by the shareholders of the Company. The interest rates on the staff loans ranged from 3% to 4% (2005: 3% to 4%).

28. RELATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2006	2005	2006	2005
Deposits with immediate holding company	**261,255**	118,701	**261,255**	118,701
Amounts owing by immediate holding company	**65,890**	65,754	**3,637**	16,244
Amounts owing by/(to) related companies	**25,474**	20,067	**(697)**	(878)
Amounts owing by subsidiary companies	-	-	**18,974**	24,975
Deposits placed by subsidiary companies	-	-	**(85,471)**	**(169,699)**
	352,619	204,522	**197,698**	(10,657)
Disclosed as:				
Current assets	**352,619**	204,522	**283,866**	159,920
Current liabilities	-	-	**(86,168)**	(170,577)
	352,619	204,522	**197,698**	(10,657)

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 1.8% to 3.3% (2005: 0.5% to 1.9%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related, interest-free and are repayable on demand.

The amounts owing by subsidiary companies are interest-free and are repayable on demand. The deposits placed by subsidiary companies bear interest rates ranging from 1.35% to 3.2% (2005: 0.5% to 1.7%) per annum.

29. STOCKS (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2006	**2005**	**2006**	**2005**
Food supplies and dry stores at net realisable value	**6,337**	5,537	**-**	-
Other consumable stores at net realisable value	**2,115**	2,265	**-**	-
Technical spares at net realisable value	**3,310**	1,813	**-**	-
Foods supplies at cost	**1,046**	902	**-**	-
Other consumables at cost	**432**	421	**226**	261
Total general consumable stores at lower of cost and net realisable value	**13,240**	10,938	**226**	261

Stocks are stated after deducting provision for stock obsolescence. An analysis of the provision for stock obsolescence is as follows:

	GROUP 31 March		COMPANY 31 March	
	2006	**2005**	**2006**	**2005**
Balance at 1 April	**750**	750	**-**	-
Provided during the year	**1**	266	**-**	-
Provision utilised during the year	**(1)**	(266)	**-**	-
Balance at 31 March	**750**	750	**-**	-

During the financial year, the Group wrote down $82,000 (2004-05: $121,000) of stocks which were recognised as expense in the profit and loss account.

30. CASH AND CASH EQUIVALENTS (IN $ THOUSANDS)

(a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	GROUP 31 March	
	2006	**2005**
Bank fixed deposits	**151,490**	139,341
Cash and bank balances	**19,110**	17,218
Deposits with immediate holding company (Note 28)	**261,255**	118,701
Bank overdraft - secured	**(394)**	(841)
	431,461	274,419

(b) Analysis of capital expenditure cash flow:

	GROUP	
	2005-06	**2004-05**
Addition of fixed assets	**12,443**	13,051
Addition of intangible assets	**527**	37
Adjustment for fixed assets acquired under credit terms	**(934)**	(1,126)
Cash invested in fixed and intangible assets	**12,036**	11,962

Included in cash of the Group and the Company are the following amounts denominated in foreign currency:

	GROUP 31 March		COMPANY 31 March	
	2006	**2005**	**2006**	**2005**
USD	**1,848**	6,091	**1,848**	6,091

31. OTHER CREDITORS (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2006	**2005**	**2006**	**2005**
Tender deposits	**2,256**	1,609	**632**	718
Accrued expenses	**2,078**	3,576	**377**	2,442
Purchase of fixed assets	**1,620**	3,760	**672**	1,349
	5,954	8,945	**1,681**	4,509

32. BANK OVERDRAFT - SECURED

The bank overdraft is secured by a first legal mortgage over the property at 22 Senoko Way, Singapore 758044. Interest is charged at a rate of 3.95% (2005: 5.25%) per annum.

33. RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

The following transactions are entered into by the Group with related parties at market rates:

	GROUP		COMPANY	
	2005-06	**2004-05**	**2005-06**	**2004-05**
Services rendered by:				
Immediate holding company	**21,490**	15,602	**2,187**	1,891
Subsidiary companies	**-**	-	**156**	127
Related companies	**80**	38	**-**	-
	21,570	15,640	**2,343**	2,018
Sales to:				
Immediate holding company	**402,499**	422,762	**878**	986
Subsidiary companies	**-**	-	**67,435**	67,824
Related companies	**157,923**	155,752	**2,036**	2,079
Associated companies	**1,565**	1,505	**1,565**	1,505
	561,987	580,019	**71,914**	72,394

Other transactions with related parties are disclosed in Notes 4, 8 and 28.

DIRECTORS' AND KEY EXECUTIVES' REMUNERATION OF THE COMPANY:

	COMPANY	
	2005-06	**2004-05**
Key executives (excluding executive directors)		
Salary, bonuses and other costs	**1,982**	1,819
CPF and other defined contributions	**36**	42
Share-based compensation expense	**300**	219
	2,318	2,080
Directors		
Directors' fees (note 6)	**512 ***	533

* Proposed

Share options granted to and exercised by key executives of the Company are as follows:

Name Of Participant	Options Granted During Financial Year	Exercise Price For Options Granted During Financial Year	Aggregate Options Granted Since Commencement Of Scheme To End Of Financial Year	Aggregate Options Exercised Since Commencement Of Scheme To End Of Financial Year	Aggregate Options Outstanding At End Of Financial Year
Ng Chin Hwee	400,000	$2.27	726,000	-	726,000
Karmjit Singh	94,000	$2.27	1,228,000	(571,500)	656,500
Leong Kok Hong	70,000	$2.27	571,500	(144,750)	426,750
Tan Chuan Lye	81,500	$2.27	594,500	(136,000)	458,500
Andrew Lim Cheng Yueh	31,000	$2.27	230,700	(28,550)	202,150

34. CAPITAL AND OTHER COMMITMENTS (IN $ THOUSANDS)

(a) The Group and the Company has commitments for capital expenditure. Such commitments aggregated to $54.6 million (2005: $47.9 million) for the Group and $3.8 million (2005: $4.9 million) for the Company.

In aggregate, these commitments are not at prices in excess of current market price.

(b) The Group has entered into operating lease agreements for ground support equipment and leasehold land and buildings. The Group leases four pieces of leasehold land under lease agreements. The leases expire on 01 March 2020, 30 July 2021, 30 October 2022 and 30 June 2024. The leases of the leasehold properties contain provision for rental adjustments. The future minimum lease payments under non-cancellable operating leases are as follows:

	GROUP 31 March		**COMPANY 31 March**	
	2006	**2005**	**2006**	**2005**
2005/2006	-	2,165	-	1,772
2006/2007	**4,625**	2,165	**1,339**	1,772
2007/2008	**2,926**	2,165	**1,339**	1,772
2008/2009	**2,212**	2,165	**1,339**	1,772
2009/2010	**1,796**	2,165	**1,339**	1,772
Remaining years	**22,272**	28,172	**17,905**	23,431
	33,831	38,997	**23,261**	32,291

(c) In the year 2002, the company and two of its wholly-owned subsidiary companies entered into a lease agreement with a United States lessor, whereby the subsidiary companies sold and leaseback certain fixed ground support equipment with net book value of $93.4 million (2005: $114.5 million). The gain arising from this sale and leaseback is deferred and amortised over the lease period of 18 years commencing on October 2002 (Note 19).

Under the terms of the agreement, the subsidiary companies have prepaid an amount which is equivalent to the present value of their future lease obligations. The Company has also guaranteed the repayment of these future lease obligations and is the primary obligor under the lease agreement.

35. FINANCIAL INSTRUMENTS

(a) Financial Risk Management Objectives and Policies

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments in associated companies that operate in 8 countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Foreign Currency Risk

The Group is exposed to the effect of foreign exchange rate fluctuation because of its investments in foreign associated companies. The effects of foreign exchange rate fluctuations on the Singapore dollar value of the Group's foreign currency denominated operating revenue and expenses are not significant because the Group's foreign currency sales and purchases do not constitute a significant portion of the Group's revenue and expenses.

(c) Interest Rate Risk

The Group's earnings are affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, short-term non-equity instruments, loans to third parties and associated companies, and its interest expense on the notes payable, term loans and the loan from immediate holding company.

35. FINANCIAL INSTRUMENTS (CONT'D)

(c) Interest Rate Risk (cont'd)

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD. Short-term non-equity instruments and bank fixed deposits earned interest rates range from 2.06% to 4.28% and 1.56% to 3.27% respectively. Information relating to other interest-bearing assets and liabilities are disclosed in the notes on loan to third parties, associated companies, related companies, notes payable and term loans.

The following tables show the interest rate risk based on the earlier of contracted re-pricing date and maturity of the Group or Company's financial instruments. Actual re-pricing dates may differ from contractual date due to prepayment.

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
GROUP							
2006							
Fixed rate							
Short-term non-equity investments	48,932	-	-	-	-	-	48,932
Bank fixed deposits	108,498	-	-	-	-	-	108,498
Deposits with immediate holding company	261,255	-	-	-	-	-	261,255
Term loans	(278)	(283)	(191)	(127)	(134)	(2,080)	(3,093)
Notes payable	-	-	-	(200,000)	-	-	(200,000)
Floating rate							
Loan to third party	42,355	-	-	-	-	-	42,355
Loan due from associated company	3,236	-	-	-	-	-	3,236
Bank fixed deposits	42,992	-	-	-	-	-	42,992
Loan from immediate holding company	(42,355)	-	-	-	-	-	(42,355)
Bank loans	(1,625)	-	-	-	-	-	(1,625)
Bank overdraft	(394)	-	-	-	-	-	(394)
	462,616	(283)	(191)	(200,127)	(134)	(2,080)	259,801
2005							
Fixed rate							
Short-term non-equity investments	37,750	-	-	-	-	-	37,750
Bank fixed deposits	94,341	-	-	-	-	-	94,341
Deposits with immediate holding company	118,701	-	-	-	-	-	118,701
Term loans	(150)	(103)	(109)	(114)	(120)	(2,199)	(2,795)
Notes payable	-	-	-	-	(200,000)	-	(200,000)
Floating rate							
Loan to third party	43,024	-	-	-	-	-	43,024
Bank fixed deposits	45,000	-	-	-	-	-	45,000
Loan from immediate holding company	(43,024)	-	-	-	-	-	(43,024)
Bank loans	(2,368)	-	-	-	-	-	(2,368)
Bank overdraft	(841)	-	-	-	-	-	(841)
	292,433	(103)	(109)	(114)	(200,120)	(2,199)	89,788

35. FINANCIAL INSTRUMENTS (CONT'D)

(c) Interest Rate Risk (cont'd)

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
COMPANY							
2006							
Fixed rate							
Short-term non-equity investments	48,932	-	-	-	-	-	48,932
Bank fixed deposits	107,248	-	-	-	-	-	107,248
Deposits with immediate holding company	261,255	-	-	-	-	-	261,255
Notes payable	-	-	-	(200,000)	-	-	(200,000)
Deposits placed by subsidiary companies	(85,471)	-	-	-	-	-	(85,471)
Floating rate							
Loan to third party	42,355	-	-	-	-	-	42,355
Loan due from associated company	3,236	-	-	-	-	-	3,236
Bank fixed deposits	42,992	-	-	-	-	-	42,992
Loan from immediate holding company	(42,355)	-	-	-	-	-	(42,355)
	378,192	-	-	(200,000)	-	-	178,192
2005							
Fixed rate							
Short-term non-equity investments	37,750	-	-	-	-	-	37,750
Bank fixed deposits	93,841	-	-	-	-	-	93,841
Deposits with immediate holding company	118,701	-	-	-	-	-	118,701
Notes payable	-	-	-	-	(200,000)	-	(200,000)
Deposits placed by subsidiary companies	(169,699)	-	-	-	-	-	(169,699)
Floating rate							
Loan to third party	43,024	-	-	-	-	-	43,024
Bank fixed deposits	45,000	-	-	-	-	-	45,000
Loan from immediate holding company	(43,024)	-	-	-	-	-	(43,024)
	125,593	-	-	-	(200,000)	-	(74,407)

35. FINANCIAL INSTRUMENTS (CONT'D)

(d) Counter-Party Risk

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2006 in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed as interest-bearing deposits with reputable financial institutions and the immediate holding company, or invested in high quality short-term liquid investments. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentration of credit risk exists when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2006, the Group had trade receivables of $65.9 million (2005: $65.8 million) due from its immediate holding company, and placed deposits of $261.3 million (2005: $119.0 million) with its immediate holding company.

(e) Liquidity Risk

As at 31 March 2006, the Group had at its disposal, cash and cash equivalents amounting to $431.5 million (2005: $274.4 million) and short-term non-equity investments of $48.9 million (2005: $37.8 million). In addition, the Group has available short-term credit facilities of approximately $84.0 million (2005: $104.1 million) from an open-ended revolving credit facility granted by commercial banks. The Group also has an alternative facility to issue notes up to $300 million (2005: $300 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

The Group's holdings of cash, short-term deposits and investments, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

(f) Derivative Financial Instruments

The Group's policy on the use of derivatives is not to trade in them but to use these instruments as hedges against specific exposures. While the Group currently has not used any forward contracts to hedge its foreign exchange and interest rate exposures, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. This would however, require the Board of Directors' approval before adoption. As at 31 March 2006, the Group had no outstanding derivative financial instruments.

(g) Fair values

The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale.

Financial instruments not carried at fair value

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:

	Total carrying amount 31 March		Aggregate net fair value 31 March	
	2006	**2005**	**2006**	**2005**
Financial liabilities				
Notes payable (In $ Thousands)	**200,000**	200,000	**193,860**	199,113

The fair value of the notes payable is obtained by reference to the market price.

35. FINANCIAL INSTRUMENTS (CONT'D)

(g) Fair values (cont'd)

The carrying value of the unquoted equity investment held as long-term investment is stated at cost of $7,886,000 (2005: $7,886,000) because the fair value cannot be obtained directly from quoted market price or indirectly using valuation techniques supported by observable market data. The fair value of this investment is expected to be above its carrying values.

Financial instruments whose carrying amounts approximate fair value

The carrying amounts of all other financial assets and liabilities that fall within the scope of FRS 32, approximate their fair values due to their short-term nature and/or frequent re-pricing.

36. SEGMENT REPORTING (IN $ THOUSANDS)

The Group's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services, manufacturing and distribution of chilled and frozen processed foods, air cargo delivery management services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2006 and 31 March 2005 and certain asset and liability information regarding the Group's industry segments as at 31 March 2006 and 31 March 2005.

BY INDUSTRY

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2006					
Revenue					
External revenue	396,294	433,209	102,524	-	932,027
Inter-segment revenue	2,936	-	85,319	(88,255)	-
Total revenue	399,230	433,209	187,843	(88,255)	932,027
Operating profit	79,300	69,188	35,552	-	184,040
Interest income	2,156	2,365	9,756	(5,037)	9,240
Interest on borrowings	-	-	(11,323)	5,037	(6,286)
Gross dividend from long-term investment	628	-	-	-	628
Share of results of associated companies	12,960	44,345	3	-	57,308
Gain/(loss) on disposal of fixed assets	33	(13)	(329)	-	(309)
Amortisation of deferred income	-	-	1,408	-	1,408
Profit before taxation	95,077	115,885	35,067	-	246,029
Taxation	(20,857)	(26,598)	(9,355)	-	(56,810)
Profit after taxation	74,220	89,287	25,712	-	189,219

36. SEGMENT REPORTING (CONT'D) (IN $ THOUSANDS)

BY INDUSTRY (CONT'D)

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
As at 31 March 2006					
Segment assets	359,473	508,055	507,530	-	1,375,058
Associated companies	69,136	276,896	181	-	346,213
Total assets	428,609	784,951	507,711	-	1,721,271
Total liabilities	36,573	45,392	278,500	-	360,465
Capital expenditure	1,795	9,543	1,632	-	12,970
Depreciation and amortisation expenses	25,485	36,126	3,668	-	65,279
Financial year ended 31 March 2005 (restated)					
Revenue					
External revenue	422,801	438,439	114,493	-	975,733
Inter-segment revenue	2,253	-	85,165	(87,418)	-
Total revenue	425,054	438,439	199,658	(87,418)	975,733
Operating profit	91,522	64,914	37,754	-	194,190
Interest income	776	872	3,443	(1,813)	3,278
Interest on borrowings	-	-	(5,665)	1,813	(3,852)
Gross dividend from long-term investment	579	-	-	-	579
Share of results of associated companies	10,085	40,403	1	-	50,489
Gain on disposal of fixed assets	-	11	141	-	152
Amortisation of goodwill	-	-	(78)	-	(78)
Amortisation of deferred income	-	-	1,381	-	1,381
Exceptional item	(12,833)	(15,973)	(18)	-	(28,824)
Profit before taxation	90,129	90,227	36,959	-	217,315
Taxation	(17,701)	(20,430)	(11,053)	-	(49,184)
Profit after taxation	72,428	69,797	25,906	-	168,131
As at 31 March 2005 (restated)					
Segment assets	409,739	565,474	293,432	-	1,268,645
Associated companies	65,002	259,374	179	-	324,555
Total assets	474,741	824,848	293,611	-	1,593,200
Total liabilities	37,593	47,474	283,511	-	368,578
Capital expenditure	2,630	7,561	2,897	-	13,088
Depreciation and amortisation expenses	25,201	34,018	3,979	-	63,198

36. SEGMENT REPORTING (CONT'D) (IN $ THOUSANDS)

BY GEOGRAPHICAL LOCATION

	Singapore	Overseas	Total
Financial year ended 31 March 2006			
Revenue	931,574	453	932,027
As at 31 March 2006			
Segment assets	1,362,088	12,970	1,375,058
Associated companies	181	346,032	346,213
Total assets	1,362,269	359,002	1,721,271
Capital expenditure	12,970	-	12,970
Financial year ended 31 March 2005			
Revenue	975,733	-	975,733
As at 31 March 2005 (restated)			
Segment assets	1,254,668	13,977	1,268,645
Associated companies	179	324,376	324,555
Total assets	1,254,847	338,353	1,593,200
Capital expenditure	13,088	-	13,088

37. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

	GROUP 2005		COMPANY 2005	
	Restated	As Previously Reported	Restated	As Previously Reported
Balance Sheet				
Fixed assets	718,210	735,239	533,672	534,186
Intangible assets	17,029	-	514	-

Additional Information
Required By The Singapore Exchange Securities Trading Limited ("SGX-ST")

1. INTERESTED PERSON TRANSACTIONS (IN $ THOUSANDS)

The interested person transactions entered into during the financial year ended 31 March 2006 and the immediately preceding financial year FY2004-05 are listed below:

	Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below (Excluding Transactions Of Value Less Than S$100,000 And Transactions Conducted Under The Shareholders' Mandate Pursuant To Rule 920 Of The SGX-ST Listing Manual)		Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below Under The Shareholders' Mandate Pursuant To Rule 920 Of The SGX-ST Listing Manual (Excluding Transactions Of Value Less Than S$100,000)	
	2005-06	**2004-05**	**2005-06**	**2004-05**
Name of Interested Person				
Singapore Airlines Limited	-	-	**27,821**	98,100
Singapore Airlines Cargo Pte Ltd	-	-	-	40,000
SembCorp Environmental Management Pte Ltd	-	-	**1,463**	5,009
SES Systems Pte Ltd	-	-	-	891
Republic Advertising Consultants (a division of SNP Corporation Limited)	-	-	-	675
Changi International Airport Services Pte Ltd	-	76,500	-	-
Asia Airfreight Terminal Co Ltd	-	-	**1,980**	-
SembCorp Power Pte Ltd	-	-	**4,596**	-
SIA Engineering Company Limited	-	-	**1,228**	-
SilkAir Pte Ltd	-	-	**5,483**	-
Singapore Food Industries Ltd	-	-	**170**	-
Total	-	76,500	**42,741**	144,675

Note: All the above interested person transactions were done on normal commercial terms.

2. MATERIAL CONTRACTS

There are no material contracts between SATS and its subsidiaries involving the interests of President & Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2005-06, or if not then subsisting, entered into since the end of the previous financial year 2004-05, other than:

a. the 2 corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");

b. the 2 corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");

c. the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;

d. the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;

e. the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);

f. the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Pte Ltd (a subsidiary of SATS) and SIA; and

g. where applicable, as disclosed in note 25 (Loan to Third Party) and note 33 (Related Party Transactions) of the Notes to Financial Statements in the Annual Report, and Interested Person Transactions listed above, or disclosed in the equivalent sections in previous SATS Annual Reports.

Quarterly Results Of The Group
(In Singapore Dollars)

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
TOTAL REVENUE						
2005-06	($ millions)	235.7	238.7	233.7	223.9	932.0
2004-05	($ millions)	237.9	246.1	254.2	237.5	975.7
EXPENDITURE						
2005-06	($ millions)	183.0	182.9	185.7	196.3	747.9
2004-05 (restated) *	($ millions)	188.1	191.9	205.1	196.4	781.5
OPERATING PROFIT						
2005-06	($ millions)	52.7	55.8	48.0	27.6	184.1
2004-05 (restated) *	($ millions)	49.8	54.2	49.1	41.1	194.2
PROFIT BEFORE TAX						
2005-06	($ millions)	67.7	71.9	66.9	39.6	246.1
2004-05 (restated) *	($ millions)	62.0	38.9	65.1	51.3	217.3
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY						
2005-06	($ millions)	51.0	55.8	51.2	30.6	188.6
2004-05 (restated) *	($ millions)	48.8	29.6	48.8	40.6	167.8
EARNINGS (AFTER TAX) PER SHARE - BASIC						
2005-06	(cents)	5.0	5.4	4.9	2.9	18.2
2004-05 (restated) *	(cents)	4.8	2.9	4.8	4.0	16.5

* Figures restated due to the adoption of new and revised Financial Reporting Standards

Quarterly Operational Summary Of The Group

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
FLIGHTS HANDLED						
2005-06	(thousands)	20.79	21.03	21.29	21.00	84.11
2004-05	(thousands)	18.13	18.72	19.48	19.76	76.09
CARGO AND MAIL PROCESSED						
2005-06	(thousand tonnes)	353.81	369.25	397.17	370.78	1,491.01
2004-05	(thousand tonnes)	350.68	363.22	373.19	337.88	1,424.97
PASSENGERS SERVED						
2005-06	(millions)	6.49	6.82	7.16	6.85	27.32
2004-05	(millions)	6.01	6.34	6.78	6.14	25.27
MEALS PRODUCED						
2005-06	(millions)	5.81	6.19	6.18	6.00	24.18
2004-05	(millions)	5.50	5.98	6.27	5.78	23.53

Five-Year Financial Summary Of The Group
(In Singapore Dollars)

	2005-06	Restated* 2004-05	Restated* 2003-04	2002-03	2001-02
PROFIT AND LOSS ACCOUNT ($ MILLIONS)					
Total revenue	**932.0**	975.7	868.7	958.1	895.3
Expenditure	**(747.9)**	(781.5)	(679.4)	(729.9)	(628.6)
Operating profit	**184.1**	194.2	189.3	228.2	266.7
Other income	**62.0**	51.9	34.8	29.9	20.8
Profit before tax and exceptional item	**246.1**	246.1	224.1	258.1	287.5
Exceptional item	-	(28.8)	(8.0)	-	-
Profit before tax	**246.1**	217.3	216.1	258.1	287.5
Profit after tax	**189.2**	168.1	188.1	214.8	212.8
Profit attributable to equity holders of the Company	**188.6**	167.8	188.2	214.7	212.9
BALANCE SHEET ($ MILLIONS)					
Share capital	**179.8**	147.1	109.3	100.0	100.0
Revenue reserve	**1,018.2**	911.7	1,111.6	978.9	819.5
Share-based compensation reserve	**10.0**	7.5	1.5	-	-
Foreign currency translation reserve	**(9.5)**	(7.9)	3.2	6.3	10.0
Statutory reserve	**4.1**	2.7	2.5	1.6	0.8
Fair value reserve	**(0.1)**	-	-	-	-
Equity attributable to equity holders of the Company	**1,202.5**	1,061.1	1,228.1	1,086.8	930.3
Deferred taxation	**69.0**	76.4	81.3	103.8	113.3
Deferred income	**26.3**	28.1	29.8	31.9	-
Minority interests	**3.3**	2.8	2.5	2.8	0.5
Fixed assets	**669.2**	718.2	776.4	817.6	857.4
Loan to third party	-	43.0	43.6	46.0	48.0
Associated companies	**346.2**	324.6	141.0	137.9	130.4
Long-term investment	**7.9**	7.9	7.9	7.9	7.9
Intangible assets	**14.5**	18.4	14.1	1.6	-
Current assets	**683.5**	481.1	575.6	661.1	444.2
Total assets	**1,721.3**	1,593.2	1,558.6	1,672.1	1,487.9
Long-term liabilities	**203.9**	247.3	46.6	46.8	249.5
Current liabilities	**216.3**	177.5	170.3	400.0	194.3
Total liabilities	**420.2**	424.8	216.9	446.8	443.8
Net liquid assets	**479.6**	311.3	397.9	268.1	253.5
CASH FLOW STATEMENT ($ MILLIONS)					
Cash flow from operations	**259.9**	249.3	217.7	290.2	221.9
Internally generated cash flow [Note 1]	**283.9**	272.7	240.5	306.5	239.6
Capital expenditure	**13.0**	13.1	33.4	21.2	80.7

Five-Year Financial Summary Of The Group
(In Singapore Dollars)

	2005-06	Restated* 2004-05	Restated* 2003-04	2002-03	2001-02
(CONT'D)					
PROFITABILITY RATIOS (%)					
Return on shareholders' funds	**16.7**	14.7	16.3	21.3	25.2
Return on total assets	**11.4**	10.7	11.6	13.6	15.1
Return on turnover	**20.3**	17.2	21.7	22.4	23.8
PRODUCTIVITY AND EMPLOYEE DATA					
Value added ($ millions)	**665.1**	671.7	627.1	704.5	654.5
Value added per employee ($)	**86,831**	78,824	66,897	75,533	70,926
Value added per $ employment costs (times)	**1.91**	1.73	1.83	1.86	2.15
Revenue per employee ($)	**121,675**	114,509	92,668	102,728	97,028
Staff costs per employee ($)	**45,369**	45,451	36,557	40,758	32,971
Average employee strength	**7,660**	8,521	9,374	9,327	9,227
PER SHARE DATA (CENTS)					
Earnings before tax	**23.7**	21.3	21.5	25.8	28.8
Earnings after tax					
- Basic	**18.2**	16.5	18.8	21.5	21.3
- Diluted	**18.1**	16.3	18.7	21.4	21.3
Cash earnings [Note 2]	**25.2**	23.3	25.0	27.6	27.0
Net asset value	**115.0**	103.2	122.1	108.7	93.0
DIVIDENDS					
Gross Dividends (cents per share) [Note 3]	**10.0**	9.0	45.0#	7.0	6.0
Dividend cover (times)	**2.3**	2.3	0.5	3.9	4.6

Notes:

1 Internally generated cash flow comprises cash generated from operations, dividends from associated companies, and proceeds from sale of fixed assets.

2 Cash earnings is defined as profit attributable to equity holders of the Company plus depreciation and amortisation.

3 # include special dividend of 37 cents per share.

* Figures restated due to the adoption of new and revised Financial Reporting Standards.

Five-Year Operational Summary Of The Group

	2005-06	2004-05	2003-04	2002-03	2001-02
Flights handled (thousands)	**84.11**	76.09	63.13	75.11	75.95
Cargo & mail processed (thousand tonnes)	**1,491.12**	1,424.97	1,381.63	1,436.51	1,320.05
Passengers served (millions)	**27.32**	25.27	21.24	24.28	23.68
Meals produced (millions)	**24.18**	23.53	19.73	22.19	21.77

Information On Shareholdings
As At 15 May 2006

Number of shares in issue	:	1,046,979,975
Class of shares	:	Ordinary
Voting rights	:	1 vote for 1 share

ANALYSIS OF SHAREHOLDINGS

Range Of Shareholdings	No. Of Shareholders	%	Amount Of Shareholdings	%
1 – 999	201	1.08	84,073	0.01
1,000 – 10,000	17,857	95.69	32,503,610	3.10
10,001 – 1,000,000	591	3.17	21,996,471	2.10
1,000,001 and above	11	0.06	992,395,821	94.79
Total	18,660	100.00	1,046,979,975	100.00

MAJOR SHAREHOLDERS

No.	Name	No. Of Shares Held	%
1	SINGAPORE AIRLINES LIMITED	870,000,000	83.10
2	DBS NOMINEES PTE LTD	37,216,761	3.55
3	CITIBANK NOMINEES SINGAPORE PTE LTD	34,189,820	3.27
4	HSBC (SINGAPORE) NOMINEES PTE LTD	14,078,840	1.34
5	UNITED OVERSEAS BANK NOMINEES PTE LTD	11,217,700	1.07
6	DBSN SERVICES PTE LTD	10,322,000	0.99
7	RAFFLES NOMINEES PTE LTD	8,533,500	0.81
8	DB NOMINEES (S) PTE LTD	3,410,000	0.33
9	OCBC NOMINEES SINGAPORE PTE LTD	1,183,200	0.11
10	MORGAN STANLEY ASIA (S'PORE)	1,159,000	0.11
11	MERRILL LYNCH (S'PORE) PTE LTD	1,085,000	0.10
12	SUMMERLIGHT PTE LTD	1,000,000	0.09
13	REALTY & INVESTMENT HOLDINGS PTE LTD	600,000	0.06
14	PHILLIP SECURITIES PTE LTD	558,869	0.05
15	HL BANK NOMINEES (S) PTE LTD	510,000	0.05
16	BNP PARIBAS NOMINEES SINGAPORE PTE LTD	509,000	0.05
17	UOB KAY HIAN PTE LTD	494,000	0.05
18	WONG KET SEONG @ WONG KET YIN	400,000	0.04
19	LIM THIAM YEW	384,000	0.04
20	ING NOMINEES (S'PORE) PTE LTD	333,000	0.03
		997,184,690	95.24

Information On Shareholdings
As At 15 May 2006

SUBSTANTIAL SHAREHOLDERS

As at 15 May 2006, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name Of Substantial Shareholder	No. Of Shares In Which The Substantial Shareholder Has A Direct Interest (Representing Percentage Of Total Shareholding**)	No. Of Shares In Which The Substantial Shareholder Has A Deemed Interest (Representing Percentage Of Total Shareholding**)	Total No. Of Shares In Which The Substantial Shareholder Is Interested (Representing Percentage Of Total Shareholding**)
Temasek Holdings (Private) Limited	-	*870,050,000 (approximately **83.10%)	870,050,000 (approximately **83.10%)
Singapore Airlines Limited	870,000,000 (approximately **83.10%)	-	870,000,000 (approximately **83.10%)

* Derived mainly through the direct interest of Singapore Airlines Limited.

** The shareholding percentages have been calculated based on a total issued share capital of 1,046,979,975 shares as at 15 May 2006.

SHAREHOLDING HELD BY THE PUBLIC

Based on information available to the Company as at 15 May 2006, approximately 16.90% of the issued shares of the Company is held by the public (as defined in the SGX-ST Listing Manual). The Company hence confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.

Share Price And Turnover



Volume (Million Stock Units)
ST Index
Price (S$)
30
25
20
15
10
5
0
3,000
2,500
2,000
1,500
1,000
500
0
3.00
2.50
2.00
1.50
1.00
0.50
0.00
High
Low
APR 2005
MAY 2005
JUN 2005
JUL 2005
AUG 2005
SEP 2005
OCT 2005
NOV 2005
DEC 2005
JAN 2006
FEB 2006
MAR 2006
Volume
Closing Price
ST Index

Share Price ($) And Volume (Million Stock Units)	FY2005-06	FY2004-05
Highest Closing Price	2.52 (13 Feb 2006)	2.42 (25 Jun 2004)
Lowest Closing Price	2.04 (06 Apr 2005)	1.86 (13 Dec 2004)
Average Closing Price	2.30	2.07
31 March Closing Price	2.34	2.10
Total Volume for the year	85.41	96.86

Market Value Ratios		
Price/Earnings	12.86	12.73
Price/Book Value@	2.03	2.04
Price/Cash Earnings#	9.29	9.01

@ Book value is defined as net asset value
\# Cash earnings is defined as profit after tax and minority interests plus depreciation and amortisation

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 33rd Annual General Meeting of the Company will be held at Mandarin Court, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Tuesday 25 July 2006 at 2.30 p.m. to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2006 and the Auditors' Report thereon.

2. To declare a final dividend of 6 cents per share less income tax of 20% for the year ended 31 March 2006.

3. To re-elect Mr Cheng Wai Wing Edmund, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Chew Choon Seng, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To re-elect Mr Yeo Chee Tong, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

7. To approve payment of Directors' fees of $511,521.00 for the year ended 31 March 2006. (FY2004-05: $532,879.46)

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

8. "That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

9. "That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan ("**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 per cent. of the total number of issued ordinary shares in the capital of the Company from time to time."

10. To transact any other business which may arise and can be transacted at an annual general meeting.

CLOSURE OF BOOKS

NOTICE IS HEREBY GIVEN that, subject to approval of shareholders to the final dividend being obtained at the 33rd Annual General Meeting of the Company to be held on 25 July 2006, the Transfer Books and Register of Members of the Company will be closed on 1 August 2006 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 31 July 2006 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 31 July 2006 will be entitled to the proposed final dividend.

The final dividend, if approved by shareholders, will be paid on 10 August 2006.

BY ORDER OF THE BOARD

SHIREENA JOHAN WOON
Company Secretary

Dated this 13th day of June 2006
Singapore

Notice Of Annual General Meeting

EXPLANATORY NOTES

i. In relation to Ordinary Resolution Nos. 3 and 4, Messrs Cheng Wai Wing Edmund and Chew Choon Seng will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "Board of Directors" and "Corporate Governance" in the SATS Annual Report for FY2005-06 for more information relating to Mr Cheng and Mr Chew.

ii. In relation to Ordinary Resolution No. 5, Mr Yeo Chee Tong will be retiring from office at the Annual General Meeting pursuant to Article 90 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "Board of Directors" and "Corporate Governance" in the SATS Annual Report for FY2005-06 for more information relating to Mr Yeo.

iii. Ordinary Resolution No. 7 is to approve the payment of Directors' fees of $511,521.00 (FY2004-05: $532,879.46) for the year ended 31 March 2006, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' fees is set out in the section on "Corporate Governance" in the SATS Annual Report for FY2005-06.

iv. Ordinary Resolution No. 8, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent. of the issued shares in the capital of the Company with a sub-limit of 10 per cent. for issues other than on a *pro rata* basis. The 10 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of shares shall be based on the number of issued shares in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent consolidation or subdivision of shares.

v. Ordinary Resolution No. 9 if passed, will empower the Directors to offer and grant options and/or awards and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan. The modified SATS Employee Share Option Plan was adopted at the Extraordinary General Meeting of the Company held on 7 July 2001 and modified, as announced on 4 June 2003, and at the Extraordinary General Meetings of the Company held on 19 July 2003 and 20 July 2004 respectively. The SATS Performance Share Plan and the SATS Restricted Share Plan were adopted at the Extraordinary General Meeting of the Company held on 19 July 2005.

NOTES

1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Annual General Meeting.

This page is intentionally left blank.

design & production by **Q-Plus Design**

REGISTERED OFFICE
Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
Singapore 819659

A Subsidiary of SINGAPORE AIRLINES

COMPANY REGISTRATION NO.
197201770G

CORPORATE WEBSITE
www.sats.com.sg

INVESTOR RELATIONS CONTACT
T (65) 6541 8203
F (65) 6541 8204

sats
one with you

building lasting affinity

SATS SUMMARY REPORT 2005/2006






sats

Contents

Mission Statement

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

Corporate Information
as at 13 June 2006

BOARD OF DIRECTORS

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Deputy Chairman

Richard Charles Helfer*
Director

Hong Hai*
Director

Khaw Kheng Joo
Director

Ng Kee Choe
Director

Ow Chin Hock
Director

Tan Jiak Ngee Michael
Director

Yeo Chee Tong
Director

AUDIT & RISK MANAGEMENT COMMITTEE

Ng Kee Choe
Chairman

Hong Hai*
Member

Ow Chin Hock
Member

Tan Jiak Ngee Michael
Member

BOARD EXECUTIVE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Ng Kee Choe
Member

REMUNERATION & HUMAN RESOURCE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Richard Charles Helfer*
Member

NOMINATING COMMITTEE

Hong Hai*
Chairman

Richard Charles Helfer*
Member

Tan Jiak Ngee Michael
Member

COMPANY SECRETARY

Shireena Johan Woon

REGISTERED OFFICE

20 Airport Boulevard
Singapore 819659

COMPANY REGISTRATION NO.

197201770G

SHARE REGISTRAR

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young
Certified Public Accountants
10 Collyer Quay #21-01
Ocean Building
Singapore 049315

Winston Ngan
Audit Partner-in-charge
(appointed in FY2005-06)

CORPORATE MANAGEMENT

Ng Chin Hwee
President and Chief Executive Officer

Karmjit Singh
Chief Operating Officer

Lim Kei Hin
Chief Financial Officer

Chan Wai Leong John
Senior Vice-President (Corporate Business Planning & Development)

Leong Kok Hong
Senior Vice-President (Cargo)

Tan Chuan Lye
Senior Vice-President (Catering)

Lim Cheng Yueh Andrew
Ag. Senior Vice-President (Apron & Passenger Services)

Denis Marie
General Manager
SATS Security Services Pte Ltd

Wong See Heng
General Manager
Aero Laundry & Linen Services Pte Ltd

Leong Yew Weng
Manager
Aerolog Express Pte Ltd

Tan Chiew Kuang Frankie
Chief Executive Officer
Country Foods Pte Ltd

** Dr Richard Charles Helfer and Dr Hong Hai will retire from office at the Annual General Meeting to be held on 25 July 2006, and will not be standing for re-election. Dr Helfer will cease to be a member of both the Nominating Committee and the Remuneration & Human Resource Committee, and Dr Hong will cease to be Chairman of the Nominating Committee and a member of the Audit & Risk Management Committee. Consequent upon the retirements of Dr Helfer and Dr Hong, Dr Ow Chin Hock will be appointed as Chairman of the Nominating Committee, Mr Khaw Kheng Joo will be appointed as a member of the Nominating Committee and Mr Yeo Chee Tong will be appointed as a member of the Remuneration & Human Resource Committee.*

Financial Calendar

FINANCIAL YEAR ENDED 31 MARCH 2006

29 JULY 2005
Announcement of First Quarter results

27 OCTOBER 2005
Announcement of Second Quarter and Half Year results

28 OCTOBER 2005
Media/Analysts' briefing on Second Quarter and Half Year results

25 NOVEMBER 2005
Payment of FY2005-06 Interim Dividend

02 FEBRUARY 2006
Announcement of Third Quarter results

09 MAY 2006
Announcement of Fourth Quarter and Full Year results

10 MAY 2006
Media/Analysts' briefing on Fourth Quarter and Full Year results

13 JUNE 2006
Despatch of Summary Financial Report to Shareholders

27 JUNE 2006
Despatch of Annual Report to Shareholders

25 JULY 2006
Annual General Meeting

01 AUGUST 2006
Proposed Books Closure Date

10 AUGUST 2006
Proposed Payment of FY2005-06 Final Dividend

FINANCIAL YEAR ENDING 31 MARCH 2007

01 AUGUST 2006
Proposed Announcement of First Quarter results

27 OCTOBER 2006
Proposed Announcement of Second Quarter and Half Year results

JANUARY / FEBRUARY 2007
Proposed Announcement of Third Quarter results

MAY 2007
Proposed Announcement of Full Year results

Statistical Highlights

	2005-06	Restated 2004-05	% CHANGE	
FINANCIAL STATISTICS				
GROUP ($ MILLIONS)				
Total revenue	**932.0**	975.7	- 4.5	
Total expenditure	**747.9**	781.5	- 4.3	
Operating profit	**184.1**	194.2	- 5.2	
Profit before tax	**246.1**	217.3	13.3	
Profit after tax	**189.2**	168.1	12.6	
Profit attributable to equity holders of the Company	**188.6**	167.8	12.4	
Share capital	**179.8**	147.1	22.2	
Reserves				
Revenue reserve	**1,018.2**	911.7	11.7	
Share-based compensation reserve	**10.0**	7.5	33.3	
Foreign currency translation reserve	**(9.5)**	(7.9)	20.3	
Statutory reserve	**4.1**	2.7	51.9	
Fair value reserve	**(0.1)**	-	-	
Equity attributable to equity holders of the Company	**1,202.5**	1,061.1	13.3	
Return on shareholders' funds (%)	**16.7**	14.7	2.0	points
Total assets	**1,721.3**	1,593.2	8.0	
Total debts	**247.5**	249.0	- 0.6	
Total debt equity ratio (times)	**0.21**	0.23	- 0.02	time
Value added	**665.1**	671.7	- 1.0	
Economic value added	**79.8**	92.7	- 13.9	
PER SHARE DATA				
Earnings before tax (cents)	**23.7**	21.3	11.3	
Earnings after tax (cents)				
- basic	**18.2**	16.5	10.3	
- diluted	**18.1**	16.3	11.0	
Net asset value ($)	**1.15**	1.03	11.7	
DIVIDENDS				
Interim dividend (cents per share)	**4.0**	3.0	33.3	
Proposed final dividend (cents per share)	**6.0**	6.0	-	
Dividend cover (times)	**2.3**	2.3	-	
OPERATING STATISTICS				
EMPLOYEE PRODUCTIVITY				
Average number of employees	**7,660**	8,521	- 10.1	
Revenue per employee ($)	**121,675**	114,509	6.3	
Value added per employee ($)	**86,831**	78,824	10.2	
Value added per $ employment costs	**1.91**	1.73	10.4	
OPERATING DATA				
Airfreight throughput (in million tonnes)	**1.49**	1.42	4.6	
Passengers served (in millions)	**27.32**	25.27	8.1	
Inflight meals prepared (in millions)	**24.18**	23.53	2.8	
Flights handled (in thousands)	**84.11**	76.09	10.6	

NOTES:

1. SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Returns on shareholders' funds is the profit attributable to equity holders of the Company expressed as a percentage of the average equity attributable to equity holders of the Company
3. Total debt equity ratio is total debts divided by equity attributable to equity holders of the Company at 31 March.
4. Basic earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Net asset value per share is computed by dividing equity attributable to equity holders of the Company by the ordinary shares in issue.
7. Dividend cover is profit attributable to equity holders of the Company divided by net dividends.
8. Figures for FY2004-05 were restated due to the adoption of the new and revised Financial Reporting Standards.

Chairman's Statement

Dear Shareholders,

The year in review saw SATS experiencing its first full year impact of increased competition in Singapore brought on by the entry of the third ground handler. The company responded well with growth in business volume, and successfully defended its market share despite the pressure on rates. Continued vigilance on costs and productivity together with a strong performance from our overseas investments enabled SATS to turn in a satisfactory performance.

Financial Results

Profit attributable to shareholders (PATMI) increased from $167.8 million to $188.6 million, an increase of 12.4%. Return on equity was 16.7% and Economic Value Added (EVA) was a positive $79.8 million.

Despite intensified competition, business volumes increased all round in the Group's core activities of ground handling and inflight catering, with the Group seeing growth of 10.6% in flights handled, 4.7% in cargo throughput processed and 2.8% in meals produced, from the previous financial year. Though operating revenue declined due to pressure on rates, operating expenditure also showed a reduction as we realized cost savings and higher labour productivity from the restructuring exercise last year coupled with tighter cost management.

Profit before tax increased from $217.3 million to $246.1 million, an increase of 13.3%. Excluding the exceptional item incurred in the previous year arising from a restructuring exercise, profit before tax was unchanged. Overseas ventures contributed $57.3 million, an increase of 13.5%, and now make up 23.3% of the Group's profit before tax.

Delivering continued value and attractive returns to our shareholders remains our priority. Besides investing in the long term growth of our core businesses, we also seek to return value to our shareholders through a sustainable dividend policy.

The Board is pleased to recommend a final gross dividend of 6 cents per share, amounting to $50.2 million after tax. Together with the interim dividend of 4 cents gross per share, amounting to $33.4 million after tax, paid on 25 November 2005, the ordinary dividend after tax for the year will amount to $83.6 million, representing a 44.4% payout of PATMI. The 10 cents gross per share marks the fourth consecutive year that we have increased the dividend payment. Based on the closing share price of $2.34 on 31 March 2006 (year-end), the dividend yield is 4.3%.

After paying out the final gross dividend in August 2006, the Company would have about $31.3 million in Section 44 tax credits, which would be sufficient to frank $157 million in gross dividends. The Board is committed to utilize the Section 44 tax credits fully by December 2007.

Facing Challenges

Competition in Singapore has clearly intensified this year with no sign of waning in the near term. The effect thereof is reflected in our revenue performance; pressure on rates has led to falling unit revenue while increases in business volume mitigated its impact on total revenue. Intense competition amongst airlines coupled with rising oil prices place further pressure on service providers such as SATS as airlines seek to trim costs.

Competition and challenges are not new to SATS. We have proven our ability to rise above our competitors and have reaffirmed our leadership position in Singapore with a growing presence in the Asia-Pacific region. SATS has built a strong reputation in the industry and we will continue to play our role to further strengthen the hub status of Singapore Changi Airport for mutual benefit.

For the year ahead, prudent cost management and overseas expansion will continue to be our main focus. Productivity improvements and cost competitiveness will be pursued with even greater vigour.

Growing Beyond Singapore

Our strategy of investing in ground handling and inflight catering ventures in emerging growth markets overseas continues to bear strong results. With our new ventures in Tianjin (China), Karachi (Pakistan), Doha (Qatar) and soon, Qingdao (China), we now have a considerable presence of 23 airports in 10 countries in the Asia-Pacific region. In the coming year, we can expect further expansion in our investments overseas; just recently, we successfully tendered for the cargo handling rights at the new Bangalore International Airport, expected to be operational by April 2008.

Building A Superior Brand

To further strengthen our competitiveness in Singapore, SATS undertook a major product and service upgrade, costing some S$23 million. The investment was made in both the major businesses of inflight catering and ground handling, comprising both the hardware and software aspects of our product. Some of these improvements set new service level benchmarks for the industry and will further strengthen our position as the premier ground handler and inflight caterer at Singapore Changi Airport.

Another significant milestone was achieved in the development of SATS this year with the unveiling of its new corporate and brand identity. The new corporate colours and logo, together with the tagline of *One with You* more accurately reflect the energy and vibrancy of the people in the organization and our global aspirations. The new tagline also carries with it a brand promise that we will be delivering to our clients and signals a strong commitment to offer superior and unrivalled services in all the airports that we operate. I am confident that the new branding and identity will raise our corporate profile and support our overseas expansion plans.

Gaining Recognition

As further testimony of our product reputation, SATS continues to be recognised in the industry with awards for our products and services. We have been awarded the "Best Air Cargo Terminal Operator in Asia" for the ninth time at the 2005 Asian Freight & Supply Chain Awards (AFSCA) organized by Cargonews Asia. In the area of service quality, SATS staff clinched the bulk of the national Excellent Service Awards (EXSA). A total of 851 awards was received by our staff, including the coveted EXSA Superstar Award. Suffice to say, SATS continues to receive awards for our service delivery from our various airline clients.

A Note Of Thanks

Our staff are dedicated and committed to the long term goal to grow shareholder value and deliver consistent and attractive returns. On behalf of the Board, I would like to recognize the contributions of President and CEO Mr Ng Chin Hwee, his management team, the Unions and all employees of SATS, and thank them for their dedication and hard work.

Our customers, partners and business associates have all contributed much to our continued success and to them, we want to say a big thank you for the vital role they have played.

We would also like to express our deep appreciation to each and every one of you, our shareholders, for your continued confidence and unwavering support.

On behalf of the SATS Group, we bid fond farewells to Dr Hong Hai and Dr Richard Charles Helfer who are stepping down as Board members. Having been on the Board since the IPO in 2000, Dr Hong and Dr Helfer have contributed significantly and have left an indelible mark on the Group. At the same time, we extend a warm welcome to Mr Yeo Chee Tong, who joined our Board on 19 May. Mr Yeo, the President and CEO of SNP Corporation Ltd, will certainly bring a wealth of experience, particularly in IT and business development, to the Board.

Thank you.

Edmund Cheng Wai Wing
Chairman

Report By The Board Of Directors

IMPORTANT NOTE:
The summary financial report as set out on pages 6 to 19 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full annual report at no cost from the Company Secretary. Please use the request form at the end of this summary financial report.

The directors have pleasure in presenting their report together with the audited financial statements of the Group and the balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2006.

1. DIRECTORS OF THE COMPANY

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing	-	Chairman
Chew Choon Seng	-	Deputy Chairman
Richard Charles Helfer		
Hong Hai		
Khaw Kheng Joo	-	appointed on 19.7.2005
Ng Kee Choe		
Ow Chin Hock		
Michael Tan Jiak Ngee		

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company other than wholly-owned subsidiary companies, as stated below:

	Direct Interest		Deemed Interest	
Name Of Director	**1.4.2005 / Date Of Appointment**	**31.3.2006**	**1.4.2005 / Date Of Appointment**	**31.3.2006**
INTEREST IN SINGAPORE AIRLINES LIMITED				
<u>Ordinary shares</u>				
Chew Choon Seng	214,000	214,000	-	-
Hong Hai	20,000	20,000	-	-
Michael Tan Jiak Ngee	79,600	25,600	-	-
<u>Options to subscribe for ordinary shares</u>				
Chew Choon Seng	834,000	1,074,000	-	-
Michael Tan Jiak Ngee	606,000	454,000	-	-
INTEREST IN SINGAPORE AIRPORT TERMINAL SERVICES LIMITED				
<u>Ordinary shares</u>				
Chew Choon Seng	10,000	10,000	-	-
Richard Charles Helfer	11,000	11,000	-	-
Ng Kee Choe	11,000	11,000	-	-
Michael Tan Jiak Ngee	16,000	16,000	-	-

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	1.4.2005 / Date Of Appointment	31.3.2006	1.4.2005 / Date Of Appointment	31.3.2006
INTEREST IN SIA ENGINEERING COMPANY LIMITED				
Ordinary shares				
Chew Choon Seng	20,000	20,000	-	-
Michael Tan Jiak Ngee	41,000	41,000	-	-
INTEREST IN SINGAPORE TELECOMMUNICATIONS LIMITED				
Ordinary shares				
Chew Choon Seng	11,040	11,040	-	-
Hong Hai	51,430	51,430	1,430	1,430
Khaw Kheng Joo	-	-	190	190
Ng Kee Choe	1,620	1,620	1,620	1,620
Ow Chin Hock	12,520	12,520	-	11,643
Michael Tan Jiak Ngee	6,260	6,260	-	-
INTEREST IN SNP CORPORATION LIMITED				
Ordinary shares				
Edmund Cheng Wai Wing	35,000	35,000	-	-
Options to subscribe for ordinary shares				
Edmund Cheng Wai Wing	80,000	135,000	-	-
INTEREST IN SMRT CORPORATION LIMITED				
Ordinary shares				
Chew Choon Seng	50,000	50,000	-	-
INTEREST IN ST ASSEMBLY TEST SERVICES LIMITED				
Ordinary shares				
Hong Hai	10,000	-	-	-
INTEREST IN CHARTERED SEMICONDUCTOR MANUFACTURING LIMITED				
Ordinary shares				
Hong Hai	4,000	-	-	-
Ow Chin Hock	-	-	-	10,000
INTEREST IN SEMBCORP INDUSTRIES LIMITED				
Ordinary shares				
Edmund Cheng Wai Wing	-	-	5,000	20,400
INTEREST IN MAPLETREE LOGISTICS TRUST MANAGEMENT LIMITED				
Unit holdings in Mapletree Logistics Trust				
Edmund Cheng Wai Wing	-	220,000	-	-
Richard Charles Helfer	-	19,000	-	-
INTEREST IN VERTEX TECHNOLOGY FUND (II) LIMITED				
Ordinary shares				
Ng Kee Choe	50	50	-	-
Redeemable preference shares				
Ng Kee Choe	50	50	-	-

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	1.4.2005 / Date Of Appointment	31.3.2006	1.4.2005 / Date Of Appointment	31.3.2006
SP AUSNET				
Stapled Securities				
Ng Kee Choe	-	150,000	-	-
Ow Chin Hock	-	-	-	4,000

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2006.

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. DIRECTORS' CONTRACTUAL BENEFITS

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company which the director has a substantial financial interest.

4. OPTIONS ON SHARES IN THE COMPANY

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an extraordinary general meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at extraordinary general meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing	-	Chairman
Chew Choon Seng	-	Member
Richard Charles Helfer	-	Member

4. OPTIONS ON SHARES IN THE COMPANY (CONT'D)

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 16,425,100 unissued ordinary shares in the Company at an exercise price of $2.27 per share.

At the end of the financial year, options to take up 59,863,300 unissued ordinary shares in the Company were outstanding:

Date Of Grant	Balance At 1.4.2005/ *Date Of Grant	Lapsed	Exercised	Not Accepted	Balance At 31.3.2006	Exercise Price	Exercisable Period
28.3.2000	17,288,300	232,800	899,100	-	16,156,400	S$2.20	28.3.2001 - 27.3.2010
3.7.2000	7,696,450	92,900	3,091,200	-	4,512,350	S$1.80	3.7.2001 - 2.7.2010
2.7.2001	2,361,950	13,100	995,950	-	1,352,900	S$1.24	2.7.2002 - 1.7.2011
1.7.2002	5,556,050	22,100	2,456,100	-	3,077,850	S$1.60	1.7.2003 - 30.6.2012
1.7.2003	13,661,800	26,000	10,578,150	-	3,057,650	S$1.47	1.7.2004 - 30.6.2013
1.7.2004	16,192,300	164,200	33,150	-	15,994,950	S$2.09	1.7.2005 - 30.6.2014
1.7.2005	16,425,100	154,600	-	559,300	15,711,200	S$2.27	1.7.2006 - 30.6.2015
	79,181,950	705,700	18,053,650	559,300	59,863,300		

* Balance at date of grant for the most recent grant

5. AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Report on Corporate Governance.

6. AUDITORS

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 5th day of May 2006

Auditors' Report
To The Members Of Singapore Airport Terminal Services Limited

We have examined the accompanying summary financial statement set out on pages 11 to 18.

In our opinion, the summary financial statement is consistent, in all material respects, with the financial statements and the directors' report of Singapore Airport Terminal Services Limited and its subsidiary companies for the financial year ended 31 March 2006 from which they were derived, and complies with the requirements of S203A of the Companies (Amendment) Act 1995, and regulations made thereunder.

In our auditors' report dated 5 May 2006, which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited and its subsidiary companies:

"We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the "Company") and its subsidiaries (collectively, the "Group") set out on pages # to # for the year ended 31 March 2006. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2006, changes in equity of the Group and of the Company, the results and cash flows of the Group for the financial year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

For a better understanding of the financial position of the Company and the Group and the results of the operations of the Group for the year and of the scope of our audit, the summary financial statement should be read in conjunction with the full financial statements from which the summarised financial statement was derived and our audit report thereon.

ERNST & YOUNG
Certified Public Accountants

SINGAPORE
Dated this 5th day of May 2006

Note:
The page numbers are stated in the Auditors' report dated 5 May 2006 included in the SATS Annual Report for the financial year ended 31 March 2006.

Consolidated Profit And Loss Account

For The Year Ended 31 March 2006 (In $ Thousands)

	GROUP	
	2005-06	Restated 2004-05
REVENUE	**932,027**	975,733
EXPENDITURE		
Staff costs	**(408,054)**	(432,936)
Cost of raw materials	**(79,554)**	(89,464)
Licensing fees	**(59,065)**	(64,154)
Depreciation and amortisation charges	**(65,279)**	(63,198)
Company accommodation and utilities	**(58,891)**	(58,341)
Other costs	**(77,144)**	(73,450)
	(747,987)	(781,543)
OPERATING PROFIT	**184,040**	194,190
Interest on borrowings	**(6,286)**	(3,852)
Interest income	**9,240**	3,278
Dividend from long-term investment, gross	**628**	579
Share of profits of associated companies	**57,308**	50,489
(Loss)/gain on disposal of fixed assets	**(309)**	152
Amortisation of goodwill	**-**	(78)
Amortisation of deferred income	**1,408**	1,381
PROFIT BEFORE EXCEPTIONAL ITEMS	**246,029**	246,139
Exceptional items	**-**	(28,824)
PROFIT BEFORE TAXATION	**246,029**	217,315
Taxation	**(56,810)**	(49,184)
PROFIT AFTER TAXATION	**189,219**	168,131
PROFIT ATTRIBUTABLE TO:		
EQUITY HOLDERS OF THE COMPANY	**188,624**	167,795
Minority interests	**595**	336
PROFIT AFTER TAXATION	**189,219**	168,131
DIVIDENDS PAID		
Final dividend of 6 cents (2005: 5 cents) per ordinary share less 20% (2005: 20%) tax in respect of previous financial year	**49,742**	40,786
Special dividend of 37 cents per ordinary share less 20% tax in respect of previous financial year	**-**	301,808
Interim dividend of 4 cents (2005: 3 cents) per ordinary share less 20% (2005: 20%) tax in respect of current financial year	**33,381**	24,624
	83,123	367,218
Basic earnings per share (cents)	**18.2**	16.5
Diluted earnings per share (cents)	**18.1**	16.3

Balance Sheets
At 31 March 2006 (In $ Thousands)

	GROUP		COMPANY	
	31.3.2006	Restated 31.3.2005	31.3.2006	Restated 31.3.2005
SHARE CAPITAL AND RESERVES				
SHARE CAPITAL	**179,812**	147,079	**179,812**	147,079
RESERVES				
Revenue reserve	**1,018,136**	911,613	**760,555**	589,622
Foreign currency translation reserve	**(9,572)**	(7,954)	**-**	-
Share-based compensation reserve	**10,025**	7,523	**10,025**	7,523
Fair value reserve	**(76)**	-	**(76)**	-
Statutory reserve	**4,117**	2,726	**-**	-
	1,022,630	913,908	**770,504**	597,145
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	**1,202,442**	1,060,987	**950,316**	744,224
MINORITY INTERESTS	**3,327**	2,845	**-**	-
TOTAL EQUITY	**1,205,769**	1,063,832	**950,316**	744,224
DEFERRED TAXATION	**69,001**	76,443	**36,880**	40,408
NOTES PAYABLE	**200,000**	200,000	**200,000**	200,000
LOAN FROM IMMEDIATE HOLDING COMPANY	**-**	43,024	**-**	43,024
TERM LOANS	**3,940**	4,270	**-**	-
DEFERRED INCOME	**26,254**	28,086	**26,209**	27,996
	1,504,964	1,415,655	**1,213,405**	1,055,652
Represented by:				
FIXED ASSETS				
Leasehold land and buildings	**522,938**	548,383	**506,580**	531,968
Progress payments	**3,304**	12,310	**360**	259
Others	**142,954**	157,517	**1,120**	1,445
	669,196	718,210	**508,060**	533,672
SUBSIDIARY COMPANIES	**-**	-	**43,275**	43,275
LONG-TERM INVESTMENT	**7,886**	7,886	**7,886**	7,886
ASSOCIATED COMPANIES	**346,213**	324,555	**273,885**	272,424
INTANGIBLE ASSETS	**14,485**	18,392	**190**	514
LOAN TO THIRD PARTY	**-**	43,024	**-**	43,024
CURRENT ASSETS				
Trade debtors	**46,352**	53,780	**1,321**	1,139
Other debtors	**9,022**	16,512	**5,342**	12,725
Related companies	**352,619**	204,522	**283,866**	159,920
Associated companies	**371**	1,072	**371**	1,072
Stocks	**13,240**	10,938	**226**	261
Loan to third party	**42,355**	-	**42,355**	-
Short-term non-equity investments	**48,932**	37,750	**48,932**	37,750
Bank fixed deposits	**151,490**	139,341	**150,240**	138,841
Cash and bank balances	**19,110**	17,218	**9,721**	9,089
	683,491	481,133	**542,374**	360,797
Less:				
CURRENT LIABILITIES				
Loan from immediate holding company	**42,355**	-	**42,355**	-
Term loans	**778**	893	**-**	-
Trade creditors	**107,044**	110,605	**17,939**	16,140
Other creditors	**5,954**	8,945	**1,681**	4,509
Related companies	**-**	-	**86,168**	170,577
Provision for taxation	**59,782**	56,261	**14,122**	14,714
Bank overdraft - secured	**394**	841	**-**	-
	216,307	177,545	**162,265**	205,940
NET CURRENT ASSETS	**467,184**	303,588	**380,109**	154,857
	1,504,964	1,415,655	**1,213,405**	1,055,652

Statements Of Changes In Equity
For The Year Ended 31 March 2006 (In $ Thousands)

	Attributable to Equity Holders of the Company									
	Share Capital	Share Premium	Revenue Reserve	Share-Based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
GROUP										
Balance at 31 March 2005, as previously reported	102,784	44,295	919,418	-	-	2,726	(1,107)	1,068,116	2,845	1,070,961
Effects of adopting										
- FRS 102	-	-	(7,523)	7,523	-	-	-	-	-	-
- FRS 103	-	-	(282)	-	-	-	-	(282)	-	(282)
- FRS 21 (revised)	-	-	-	-	-	-	(6,847)	(6,847)	-	(6,847)
Balance at 31 March 2005, as restated	102,784	44,295	911,613	7,523	-	2,726	(7,954)	1,060,987	2,845	1,063,832
Effects of adopting										
- FRS 21 (revised)	-	-	-	-	-	-	2,057	2,057	-	2,057
- FRS 39	-	-	2,413	-	-	-	-	2,413	7	2,420
	102,784	44,295	914,026	7,523	-	2,726	(5,897)	1,065,457	2,852	1,068,309
Transfer to share capital	44,295	(44,295)	-	-	-	-	-	-	-	-
	147,079	-	914,026	7,523	-	2,726	(5,897)	1,065,457	2,852	1,068,309
Share-based payment	-	-	-	6,909	-	-	-	6,909	-	6,909
Share options exercised	32,733	-	-	(4,340)	-	-	-	28,393	-	28,393
Share options lapsed	-	-	-	(67)	-	-	-	(67)	-	(67)
Transfer to statutory reserve	-	-	(1,391)	-	-	1,391	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(3,675)	(3,675)	-	(3,675)
Net fair value changes on available-for-sale assets	-	-	-	-	(76)	-	-	(76)	-	(76)
Net gain/(loss) not recognised in the profit and loss account	-	-	(1,391)	-	(76)	1,391	(3,675)	(3,751)	-	(3,751)
Profit for the year	-	-	188,624	-	-	-	-	188,624	595	189,219
Dividends, net	-	-	(83,123)	-	-	-	-	(83,123)	(120)	(83,243)
Balance at 31 March 2006	179,812	-	1,018,136	10,025	(76)	4,117	(9,572)	1,202,442	3,327	1,205,769

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

Statements Of Changes In Equity

For The Year Ended 31 March 2006 (In $ Thousands)

	Attributable to Equity Holders of the Company									
	Share Capital	Share Premium	Revenue Reserve	Share-Based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
GROUP										
Balance at 31 March 2004, as previously reported	100,601	8,726	1,113,068	-	-	2,528	3,171	1,228,094	2,509	1,230,603
Effects of adopting										
- FRS 102	-	-	(1,552)	1,552	-	-	-	-	-	-
Balance at 31 March 2004, as restated	100,601	8,726	1,111,516	1,552	-	2,528	3,171	1,228,094	2,509	1,230,603
Effects of adopting										
- FRS 103	-	-	(282)	-	-	-	-	(282)	-	(282)
- FRS 21 (revised)	-	-	-	-	-	-	(6,847)	(6,847)	-	(6,847)
Share-based payment	-	-	-	5,971	-	-	-	5,971	-	5,971
Share options exercised	2,183	35,569	-	-	-	-	-	37,752	-	37,752
Transfer to statutory reserve	-	-	(198)	-	-	198	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(4,278)	(4,278)	-	(4,278)
Net gain/(loss) not recognised in the profit and loss account	-	-	(198)	-	-	198	(4,278)	(4,278)	-	(4,278)
Profit for the year	-	-	167,795	-	-	-	-	167,795	336	168,131
Dividends, net	-	-	(367,218)	-	-	-	-	(367,218)	-	(367,218)
Balance at 31 March 2005	102,784	44,295	911,613	7,523	-	2,726	(7,954)	1,060,987	2,845	1,063,832

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

Statements Of Changes In Equity
For The Year Ended 31 March 2006 (In $ Thousands)

	Share Capital	Share Premium	Revenue Reserve	Share-Based Compensation Reserve	Fair Value Reserve	Total Equity
COMPANY						
Balance at 31 March 2005, as previously reported	102,784	44,295	590,125	-	-	737,204
Effects of adopting						
- FRS 102	-	-	(503)	7,523	-	7,020
Balance at 31 March 2005, as restated	102,784	44,295	589,622	7,523	-	744,224
Effects of adopting						
- FRS 39	-	-	30	-	-	30
	102,784	44,295	589,652	7,523	-	744,254
Transfer to share capital	44,295	(44,295)	-	-	-	-
	147,079	-	589,652	7,523	-	744,254
Net fair value changes on available-for-sale assets	-	-	-	-	(76)	(76)
Share-based payment	-	-	-	6,909	-	6,909
Share options exercised	32,733	-	-	(4,340)	-	28,393
Share options lapsed	-	-	-	(67)	-	(67)
Profit for the year	-	-	254,026	-	-	254,026
Dividends, net	-	-	(83,123)	-	-	(83,123)
Balance at 31 March 2006	179,812	-	760,555	10,025	(76)	950,316
Balance at 31 March 2004, as previously reported	100,601	8,726	689,723	-	-	799,050
Effects of adopting						
- FRS 102	-	-	(90)	1,552	-	1,462
Balance at 31 March 2004, as restated	100,601	8,726	689,633	1,552	-	800,512
Share-based payment	-	-	-	5,971	-	5,971
Share options exercised	2,183	35,569	-	-	-	37,752
Profit for the year	-	-	267,207	-	-	267,207
Dividends, net	-	-	(367,218)	-	-	(367,218)
Balance at 31 March 2005	102,784	44,295	589,622	7,523	-	744,224

Consolidated Cash Flow Statement
For The Year Ended 31 March 2006 (In $ Thousands)

	GROUP	
	2005-06	Restated 2004-05
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**246,029**	217,315
Adjustments for:		
Interest income	**(9,240)**	(3,278)
Interest on borrowings	**6,286**	3,852
Dividend from long-term investment	**(628)**	(579)
Depreciation and amortisation charges	**65,279**	63,198
Effects of exchange rate changes	**76**	493
Loss/(gain) on disposal of fixed assets	**309**	(152)
Share of profits of associated companies	**(57,308)**	(50,489)
Amortisation of goodwill	**-**	78
Share-based payment expense	**6,909**	5,971
Amortisation of deferred income	**(1,408)**	(1,381)
Operating profit before working capital changes	**256,304**	235,028
Decrease/(increase) in debtors	**17,845**	(1,557)
Increase in stocks	**(2,302)**	(1,984)
(Increase)/decrease in amounts owing by related companies	**(3,776)**	9,097
(Decrease)/increase in creditors	**(7,488)**	8,094
(Increase)/decrease in amounts due from associated companies	**(701)**	685
Cash generated from operations	**259,882**	249,363
Interest paid to third parties	**(6,286)**	(3,376)
Tax paid	**(46,688)**	(41,246)
Net cash provided by operating activities	**206,908**	204,741
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditure	**(12,036)**	(11,962)
Loan to associated companies	**(3,236)**	-
Return of capital from associated companies	**3,325**	-
Investment in associated companies	**(1,550)**	(175,104)
Repayment of loan from associated companies	**-**	254
Dividends from associated companies	**20,831**	20,235
Dividend from long-term investment	**628**	579
Proceeds from disposal of fixed assets	**303**	376
Interest received from deposits	**8,869**	3,552
(Purchase)/sale of short-term non-equity investments	**(11,258)**	57,080
Net cash provided by/(used in) investing activities	**5,876**	(104,990)
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank charges on sale and lease back arrangement	**(424)**	(493)
Repayment of term loan	**(445)**	-
Proceeds from borrowings	**-**	201,401
Proceeds from exercise of share options	**28,326**	37,752
Dividends paid	**(83,123)**	(367,218)
Deferred income	**-**	144
Net cash used in financing activities	**(55,666)**	(128,414)
Net increase/(decrease) in cash and cash equivalents	**157,118**	(28,663)
Effect of exchange rate changes	**(76)**	(493)
Cash and cash equivalents at beginning of financial year	**274,419**	303,575
Cash and cash equivalents at end of financial year	**431,461**	274,419

Notes To Financial Statements

31 March 2006

1. GENERAL

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing of chilled and frozen meat, seafood products, soups, sauces, convenient meals, processed fruits and vegetables. There have been no significant changes in the nature of the activities during the financial year.

The consolidated financial statements for the financial year ended 31 March 2006 were authorised for issue in accordance with a resolution of the Directors on 5 May 2006.

2. SIGNIFICANT RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

The following transactions are entered into by the Group with related parties at market rates:

	GROUP		COMPANY	
	2005-06	**2004-05**	**2005-06**	**2004-05**
Services rendered by:				
Immediate holding company	**21,490**	15,602	**2,187**	1,891
Subsidiary companies	**-**	-	**156**	127
Related companies	**80**	38	**-**	-
	21,570	15,640	**2,343**	2,018
Sales to:				
Immediate holding company	**402,499**	422,762	**878**	986
Subsidiary companies	**-**	-	**67,435**	67,824
Related companies	**157,923**	155,752	**2,036**	2,079
Associated companies	**1,565**	1,505	**1,565**	1,505
	561,987	580,019	**71,914**	72,394

2. SIGNIFICANT RELATED PARTY TRANSACTIONS (CONT'D) (IN $ THOUSANDS)

Directors' and key executives' remuneration of the Company:

	COMPANY	
	2005-06	**2004-05**
Key executives (excluding executive directors)		
Salary, bonuses and other costs	**1,982**	1,819
CPF and other defined contributions	**36**	42
Share-based compensation expense	**300**	219
	2,318	2,080
Directors		
Directors' fees	**512***	533

* Proposed

Share options granted to and exercised by key executives of the Company are as follows:

Name Of Participant	Options Granted During Financial Year	Exercise Price For Options Granted During Financial Year	Aggregate Options Granted Since Commencement Of Scheme To End Of Financial Year	Aggregate Options Exercised Since Commencement Of Scheme To End Of Financial Year	Aggregate Options Outstanding At End Of Financial Year
Ng Chin Hwee	400,000	$2.27	726,000	-	726,000
Karmjit Singh	94,000	$2.27	1,228,000	(571,500)	656,500
Leong Kok Hong	70,000	$2.27	571,500	(144,750)	426,750
Tan Chuan Lye	81,500	$2.27	594,500	(136,000)	458,500
Andrew Lim Cheng Yueh	31,000	$2.27	230,700	(28,550)	202,150

Additional Information

Required By The Singapore Exchange Securities Trading Limited ("SGX-ST")

1. INTERESTED PERSON TRANSACTIONS (IN $ THOUSANDS)

The interested person transactions entered into during the financial year ended 31 March 2006 and the immediately preceding financial year FY2004-05 are listed below:

	Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below (Excluding Transactions Of Value Less Than S$100,000 And Transactions Conducted Under The Shareholders' Mandate Pursuant To Rule 920 Of The SGX-ST Listing Manual)		Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below Under The Shareholders' Mandate Pursuant To Rule 920 Of The SGX-ST Listing Manual (Excluding Transactions Of Value Less Than S$100,000)	
	2005-06	2004-05	2005-06	2004-05
Name of Interested Person				
Singapore Airlines Limited	-	-	**27,821**	98,100
Singapore Airlines Cargo Pte Ltd	-	-	-	40,000
SembCorp Environmental Management Pte Ltd	-	-	**1,463**	5,009
SES Systems Pte Ltd	-	-	-	891
Republic Advertising Consultants (a division of SNP Corporation Limited)	-	-	-	675
Changi International Airport Services Pte Ltd	-	76,500	-	-
Asia Airfreight Terminal Co Ltd	-	-	**1,980**	-
SembCorp Power Pte Ltd	-	-	**4,596**	-
SIA Engineering Company Limited	-	-	**1,228**	-
SilkAir Pte Ltd	-	-	**5,483**	-
Singapore Food Industries Ltd	-	-	**170**	-
Total	-	76,500	**42,741**	144,675

Note: All the above interested person transactions were done on normal commercial terms.

2. MATERIAL CONTRACTS

There are no material contracts between SATS and its subsidiaries involving the interests of President & Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2005-06, or if not then subsisting, entered into since the end of the previous financial year 2004-05, other than:

a. the 2 corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");

b. the 2 corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");

c. the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;

d. the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;

e. the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);

f. the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Pte Ltd (a subsidiary of SATS) and SIA; and

g. where applicable, as disclosed in note 25 (Loan to Third Party) and note 33 (Related Party Transactions) of the Notes to Financial Statements in the Annual Report, and Interested Person Transactions listed above, or disclosed in the equivalent sections in previous SATS Annual Reports.

Information On Shareholdings
As At 15 May 2006

Number of shares in issue	:	1,046,979,975
Class of shares	:	Ordinary
Voting rights	:	1 vote for 1 share

ANALYSIS OF SHAREHOLDINGS

Range Of Shareholdings	No. Of Shareholders	%	Amount Of Shareholdings	%
1 – 999	201	1.08	84,073	0.01
1,000 – 10,000	17,857	95.69	32,503,610	3.10
10,001 – 1,000,000	591	3.17	21,996,471	2.10
1,000,001 and above	11	0.06	992,395,821	94.79
Total	18,660	100.00	1,046,979,975	100.00

MAJOR SHAREHOLDERS

No.	Name	No. Of Shares Held	%
1	SINGAPORE AIRLINES LIMITED	870,000,000	83.10
2	DBS NOMINEES PTE LTD	37,216,761	3.55
3	CITIBANK NOMINEES SINGAPORE PTE LTD	34,189,820	3.27
4	HSBC (SINGAPORE) NOMINEES PTE LTD	14,078,840	1.34
5	UNITED OVERSEAS BANK NOMINEES PTE LTD	11,217,700	1.07
6	DBSN SERVICES PTE LTD	10,322,000	0.99
7	RAFFLES NOMINEES PTE LTD	8,533,500	0.81
8	DB NOMINEES (S) PTE LTD	3,410,000	0.33
9	OCBC NOMINEES SINGAPORE PTE LTD	1,183,200	0.11
10	MORGAN STANLEY ASIA (S'PORE)	1,159,000	0.11
11	MERRILL LYNCH (S'PORE) PTE LTD	1,085,000	0.10
12	SUMMERLIGHT PTE LTD	1,000,000	0.09
13	REALTY & INVESTMENT HOLDINGS PTE LTD	600,000	0.06
14	PHILLIP SECURITIES PTE LTD	558,869	0.05
15	HL BANK NOMINEES (S) PTE LTD	510,000	0.05
16	BNP PARIBAS NOMINEES SINGAPORE PTE LTD	509,000	0.05
17	UOB KAY HIAN PTE LTD	494,000	0.05
18	WONG KET SEONG @ WONG KET YIN	400,000	0.04
19	LIM THIAM YEW	384,000	0.04
20	ING NOMINEES (S'PORE) PTE LTD	333,000	0.03
		997,184,690	95.24

Information On Shareholdings
As At 15 May 2006

SUBSTANTIAL SHAREHOLDERS

As at 15 May 2006, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name Of Substantial Shareholder	No. Of Shares In Which The Substantial Shareholder Has A Direct Interest (Representing Percentage Of Total Shareholding**)	No. Of Shares In Which The Substantial Shareholder Has A Deemed Interest (Representing Percentage Of Total Shareholding**)	Total No. Of Shares In Which The Substantial Shareholder Is Interested (Representing Percentage Of Total Shareholding**)
Temasek Holdings (Private) Limited	-	*870,050,000 (approximately **83.10%)	870,050,000 (approximately **83.10%)
Singapore Airlines Limited	870,000,000 (approximately **83.10%)	-	870,000,000 (approximately **83.10%)

* Derived mainly through the direct interest of Singapore Airlines Limited.
** The shareholding percentages have been calculated based on a total issued share capital of 1,046,979,975 shares as at 15 May 2006.

SHAREHOLDING HELD BY THE PUBLIC

Based on information available to the Company as at 15 May 2006, approximately 16.90% of the issued shares of the Company is held by the public (as defined in the SGX-ST Listing Manual). The Company hence confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 33rd Annual General Meeting of the Company will be held at Mandarin Court, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Tuesday 25 July 2006 at 2.30 p.m. to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2006 and the Auditors' Report thereon.

2. To declare a final dividend of 6 cents per share less income tax of 20% for the year ended 31 March 2006.

3. To re-elect Mr Cheng Wai Wing Edmund, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Chew Choon Seng, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To re-elect Mr Yeo Chee Tong, who will retire in accordance with Article 90 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

7. To approve payment of Directors' fees of $511,521.00 for the year ended 31 March 2006. (FY2004-05: $532,879.46)

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

8. "That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

9. "That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan ("**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 per cent. of the total number of issued ordinary shares in the capital of the Company from time to time."

10. To transact any other business which may arise and can be transacted at an annual general meeting.

CLOSURE OF BOOKS

NOTICE IS HEREBY GIVEN that, subject to approval of shareholders to the final dividend being obtained at the 33rd Annual General Meeting of the Company to be held on 25 July 2006, the Transfer Books and Register of Members of the Company will be closed on 1 August 2006 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 31 July 2006 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 31 July 2006 will be entitled to the proposed final dividend.

The final dividend, if approved by shareholders, will be paid on 10 August 2006.

BY ORDER OF THE BOARD

SHIREENA JOHAN WOON
Company Secretary

Dated this 13th day of June 2006
Singapore

Notice Of Annual General Meeting

EXPLANATORY NOTES

i. In relation to Ordinary Resolution Nos. 3 and 4, Messrs Cheng Wai Wing Edmund and Chew Choon Seng will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "Board of Directors" and "Corporate Governance" in the SATS Annual Report for FY2005-06 for more information relating to Mr Cheng and Mr Chew.

ii. In relation to Ordinary Resolution No. 5, Mr Yeo Chee Tong will be retiring from office at the Annual General Meeting pursuant to Article 90 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "Board of Directors" and "Corporate Governance" in the SATS Annual Report for FY2005-06 for more information relating to Mr Yeo.

iii. Ordinary Resolution No. 7 is to approve the payment of Directors' fees of $511,521.00 (FY2004-05: $532,879.46) for the year ended 31 March 2006, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' fees is set out in the section on "Corporate Governance" in the SATS Annual Report for FY2005-06.

iv. Ordinary Resolution No. 8, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent. of the issued shares in the capital of the Company with a sub-limit of 10 per cent. for issues other than on a *pro rata* basis. The 10 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of shares shall be based on the number of issued shares in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent consolidation or subdivision of shares.

v. Ordinary Resolution No. 9 if passed, will empower the Directors to offer and grant options and/or awards and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan. The modified SATS Employee Share Option Plan was adopted at the Extraordinary General Meeting of the Company held on 7 July 2001 and modified, as announced on 4 June 2003, and at the Extraordinary General Meetings of the Company held on 19 July 2003 and 20 July 2004 respectively. The SATS Performance Share Plan and the SATS Restricted Share Plan were adopted at the Extraordinary General Meeting of the Company held on 19 July 2005.

NOTES

1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Annual General Meeting.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Proxy Form

IMPORTANT
1. For investors who have used their CPF monies to buy the Company's shares, this Circular is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We ______________________ (NRIC/Passport No.: ______________) of

____

being a *member/members of Singapore Airport Terminal Services Limited (the "**Company**") hereby appoint

Name	Address	NRIC/Passport Number	Proportion Of Shareholdings (No. Of Shares)

and/or (delete as appropriate)

or failing *him/her, the Chairman of the Annual General Meeting ("AGM") of the Company as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company, to be held on 25 July 2006 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy to vote, for or against the Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM and at any adjournment thereof.

No.	Resolution	**For	**Against
Ordinary Business			
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final dividend		
3	Re-election of Mr Cheng Wai Wing Edmund as Director		
4	Re-election of Mr Chew Choon Seng as Director		
5	Re-election of Mr Yeo Chee Tong as Director		
6	Re-appointment and remuneration of Auditors		
7	Approval of Directors' fees		
Special Business			
8	Authority for Directors to issue additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50		
9	Authority for Directors to offer and grant options and issue shares in accordance with the provisions of the SATS Employee Share Option Plan, SATS Performance Share Plan and SATS Restricted Share Plan		

* Delete accordingly
** Indicate your vote "For" or "Against" with a "√" within the box provided

Dated this __________ day of __________ 2006.

Total number of Shares held	

____
Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse side

Notes:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114, Singapore 904114 at least 48 hours before the time appointed for the AGM.
6. On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7. A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

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The Company Secretary
Singapore Airport Terminal Services Limited
Robinson Road Post Office
P O Box 2114
Singapore 904114

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Request Form

13 June 2006

Dear Shareholder

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2005-06. The SFR contains a review of the SATS Group for the year ended 31 March 2006. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate or had previously indicated otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group for financial year 2005-06 are set out in a separate report called the Annual Report. This report is available to all registered SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for the financial year 2005-06 and for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than 20 June 2006. **If we do not receive your request form by such date, it will indicate that you do not wish to receive the Annual Report for the financial year 2005-06 and for future financial years.**

Nonetheless, please note that you may change your wishes in respect of our SFR and Annual Report for future financial years. If you had previously indicated your wishes to us in connection with your receipt of the SFR and/or Annual Report for this and future financial years, you may change your wishes by ticking the appropriate box in the request form below and returning it to us at the address specified overleaf, by no later than 20 June 2006. If we do not receive your request form, we will take it that there have been no changes to your wishes. Your later request will supersede the earlier requests received by us.

Please note that you will also be able to access the Annual Report on the SATS website www.sats.com.sg from 27 June 2006.

Yours faithfully,
FOR SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SHIREENA JOHAN WOON
Company Secretary

TO: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Robinson Road Post Office
PO Box 2114
Singapore 904114

NB. Please tick only one box. Incomplete or incorrectly completed forms will not be processed.

[ ] * Please send to me the Annual Report for financial year 2005-06 only.

[ ] Please do not send to me/us the Summary Financial Report and Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2005-06 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

Name (s) of shareholder(s): ______________________

NRIC/Passport Number(s): ______________________

The shares are held by me under or through (please tick):

☐ CDP Securities Account Number: 1 6 8 1 – _ _ _ _ _ – _ _ _ _ _

☐ CPF Investment Scheme ("CPFIS") Account

*** If you hold the shares under or through CPFIS, you can only select this first option.**

Address: ______________________

Signature(s): ______________________ Date: ______________

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POSTAGE WILL BE PAID BY LICENSEE.
FOR POSTING IN SINGAPORE ONLY.

BUSINESS REPLY SERVICE
PERMIT NO. 06426

THE COMPANY SECRETARY
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Robinson Road Post Office
P O Box 2114
Singapore 904114

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design & production by **Q-Plus Design**

REGISTERED OFFICE
Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
Singapore 819659

A Subsidiary of SINGAPORE AIRLINES

COMPANY REGISTRATION NO.
197201770G

CORPORATE WEBSITE
www.sats.com.sg

INVESTOR RELATIONS CONTACT
T (65) 6541 8203
F (65) 6541 8204

END